PROSPECTUS

OCTOBER 24, 1996
                                5,000,000 SHARES

                        [SUNRISE ASSISTED LIVING LOGO]

                                  COMMON STOCK

      Of the 5,000,000 shares of common stock, $0.01 par value per share (the "Common Stock"), offered hereby (the "Offering"), 4,000,000 shares are being sold by Sunrise Assisted Living, Inc. ("Sunrise" or the "Company") and 1,000,000 shares are being sold by certain Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by such Selling Stockholders.

    The Common Stock is traded on the Nasdaq National Market under the symbol "SNRZ." On October 24, 1996, the last sale price of the Common Stock on the Nasdaq National Market was $24 1/2 per share. See "Price Range of Common Stock and Dividend Policy."

      SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
            CRIMINAL OFFENSE.
                            ------------------------

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

--------------------------------------------------------------------------------

                                      PRICE          UNDERWRITING        PROCEEDS        PROCEEDS TO
                                      TO THE        DISCOUNTS AND         TO THE         THE SELLING
                                      PUBLIC        COMMISSIONS(1)      COMPANY(2)     STOCKHOLDERS(2)
--------------------------------------------------------------------------------------------------------
Per Share.......................       $24.00           $1.20             $22.80            $22.80
Total(3)........................    $120,000,000      $6,000,000       $91,200,000       $22,800,000

--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting expenses payable by the Company estimated at $600,000.

(3) The Company and certain Selling Stockholders have granted the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 750,000 additional shares of Common Stock at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling Stockholders will be $138,000,000, $6,900,000, $103,664,008, and $27,435,992, respectively. See
    "Underwriting."

    The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain prior conditions including the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of such shares will be made in New York, New York, on or about October 30, 1996.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                    ALEX. BROWN & SONS
                        INCORPORATED

                                     NATWEST SECURITIES LIMITED

                                                             J.C. BRADFORD & CO.

                          Sunrise Assisted Living Logo

                           Sunrise Mission Statement

            To serve with kindness, love and professionalism, while demonstrating our commitment to the following principles:

       [Resident                                                            [Resident
        Photo]                                                               Photo]
 Nurturing the Spirit                                                Personalizing Services
       [Resident
        Photo]                                                              [Resident
  Enabling Freedom of                                                        Photo]
        Choice                        (Facility Photo)                 Protecting Privacy
                                                                            [Resident
       [Resident                                                             Photo]
        Photo]                                                             Encouraging
Fostering Individuality                                                   Independence
                                                                            [Resident
       [Resident                                                             Photo]
        Photo]                                                        Involving Family and
  Preserving Dignity        Sunrise of Bluemont Park, VA (owned)             Friends

    For United Kingdom Purchasers: The shares of Common Stock offered hereby may not be offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986) and this Prospectus may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated and combined financial statements, including the notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus. Unless the context suggests otherwise, references in this Prospectus to the "Company" or "Sunrise" mean Sunrise Assisted Living, Inc. and its subsidiaries and predecessor entities. Unless otherwise indicated, information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Sunrise Assisted Living, Inc. ("Sunrise" or the "Company") is a leading provider of assisted living services to the elderly. The Company currently operates 32 facilities in 11 states with a capacity of approximately 2,800 residents, including 21 facilities wholly owned by the Company, seven facilities in which it has ownership interests and four facilities managed for third parties. The Company had revenues of $37.3 million in 1995 and $21.0 million for the six months ended June 30, 1996, and incurred net losses of $10.1 million and $4.1 million, respectively, for these periods. Approximately 99% of these revenues were derived from private pay sources.

     The Company's three-year growth objective is to develop and own at least 55 new Sunrise assisted living facilities with a capacity of approximately 4,950 residents. To date, the Company has obtained zoning approval for 25 new facilities with a total resident capacity of 2,215, including 16 facilities currently under construction. The Company has also entered into contracts to purchase 15 additional sites and to lease two additional sites, and is negotiating purchase terms for 11 additional identified sites. Since the first Sunrise facility opened in 1981, the Company has developed 24 facilities, 16 of which it currently owns, and has completed all but one of the facilities for which it obtained zoning approval. In addition to its construction and development plans, the Company plans to acquire up to 10 additional facilities over the next three years.

     The Company believes that the assisted living industry is emerging as a preferred alternative to meet the growing demand for a cost-effective setting in which to care for the elderly who do not require the more intensive medical attention provided by a skilled nursing facility but cannot live independently due to physical or cognitive frailties. In general, assisted living represents a combination of housing and 24-hour a day personal support services designed to aid elderly residents with activities of daily living, such as bathing, eating, personal hygiene, grooming and dressing. Certain assisted living facilities may also provide assistance to residents with low acuity medical needs, or may offer higher levels of personal assistance for incontinent residents or residents with Alzheimer's disease or other forms of dementia. The assisted living industry is highly fragmented and characterized by numerous small operators. The Company believes that few assisted living operators provide a comprehensive range of assisted living services which permit elderly residents to "age in place." Annual expenditures in the assisted living industry have been estimated to be approximately $12 billion, including facilities ranging from "board and care" to full-service assisted living facilities such as those operated by the Company. The Company believes that consumer preference and demographic trends will allow assisted living to remain one of the fastest growing segments of elder care.

     The Company's objective is to capitalize on its 15-year history as a pioneer and leading provider in the assisted living industry and on the growing demand for assisted living as the preferred setting for elderly care. The Company's strategy is to: (i) provide high-quality personalized resident care and services; (ii) provide a full range of assisted living services; (iii) rapidly develop the Sunrise model in targeted markets; (iv) maintain the depth and quality of its management team; (v) pursue acquisitions and contract management opportunities; (vi) achieve the benefits of regional density by clustering facilities; and (vii) develop strategic alliances with integrated health care delivery systems.

                              RECENT DEVELOPMENTS

ACQUISITION OF SOUTHEAST PROPERTIES

     On October 8, 1996, the Company completed its acquisition from Laing Properties & Subsidiaries, Inc. of five facilities located in the southeast United States (the "Southeast Properties") for an aggregate purchase price of $34.0 million in cash with no debt assumed. The Southeast Properties consist of 498 total units providing primarily independent and assisted living services. One of the facilities also has a 26-bed skilled nursing floor. These facilities had combined revenues of $9.9 million in 1995 and $5.4 million for the six months ended June 30, 1996, and had combined net (losses) income of ($32,000) and $195,000, respectively, for these periods. After giving effect to the acquisition of the Southeast Properties at the beginning of the respective periods, the Company had a pro forma net loss of $8.5 million and $3.1 million for 1995 and for the first six months of 1996, respectively. See "Recent Developments," "Selected Financial, Operating and Pro Forma Data" and "Unaudited Pro Forma Consolidated Financial Statements."

AFFILIATION AGREEMENT WITH JEFFERSON HEALTH SYSTEM

     On October 8, 1996, the Company entered into an affiliation agreement with Jefferson Health System ("JHS"), an integrated health care system located in Philadelphia, Pennsylvania, pursuant to which JHS has agreed to provide residents of Sunrise facilities located in the Philadelphia metropolitan region, on a preferred (but non-exclusive) basis, with access to certain health care services offered by JHS. Such health care services may include hospital services, physician services, rehabilitation services, home health services and products and mental health services. See "Recent Developments."

CREDIT FACILITY

     On October 3, 1996, a subsidiary of the Company received from GMAC Commercial Mortgage Corporation a commitment for a $51.0 million revolving construction credit facility. The credit facility provides for construction and interim loans to finance the development of up to seven assisted living facilities. The Company has agreed to guarantee the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and liens on receivables. Advances under the credit facility bear interest at rates ranging from LIBOR plus 2.25% to 2.60%. See "Recent Developments."

CONTINGENT ACQUISITION OF CALIFORNIA PROPERTIES

     On October 8, 1996, the Company entered into a purchase and sale agreement subject to certain conditions, including satisfactory completion by the Company of financial, accounting, regulatory and property due diligence over the next 60 days, to acquire two facilities located in Southern California (the "California Properties") for $30.8 million in cash. The two facilities consist of 258 total units providing independent and assisted living services. Assuming the Company elects to proceed with the transaction following the completion of its due diligence review, the closing of the transaction would likely take place in the first quarter of 1997. Given the contingent nature of the purchase and sale agreement, there can be no assurance that the acquisition will be consummated. See "Recent Developments."

INITIAL PUBLIC OFFERING

     On June 5, 1996, the Company completed its initial public offering selling 5,700,000 shares of Common Stock at $20.00 per share. The net proceeds to the Company from the offering were approximately $104.3 million. The net proceeds have been used as follows: $16.6 million in partial payment of the Company's long-term debt; $10.2 million to redeem the outstanding shares of Series B Exchangeable Preferred Stock; $34.0 million to acquire the Southeast Properties; and the balance to fund continued development of Sunrise facilities, as well as for working capital and general corporate purposes.

                                  THE OFFERING

Common Stock offered by the Company................   4,000,000 shares(1)
Common Stock offered by the Selling Stockholders...   1,000,000 shares
Common Stock to be outstanding after the
  Offering.........................................   18,259,693 shares(1)(2)
Use of Proceeds....................................   To finance the development and
                                                      acquisition of additional assisted
                                                      living facilities and for working
                                                      capital and other general corporate
                                                      purposes. See "Use of Proceeds."
Nasdaq National Market symbol......................   SNRZ

---------------
(1) Excludes 750,000 shares of Common Stock (including up to 203,333 shares subject to options held by certain officers that will be exercised and the underlying shares sold if the Underwriters exercise their over-allotment option) that may be issued by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."

(2) Does not include (i) 1,625,657 shares of Common Stock subject to outstanding options at October 24, 1996 at a weighted average exercise price of $11.01 per share, (ii) outstanding warrants for 50,000 shares of Common Stock at an exercise price per share of $17.00, and (iii) shares having a fair market value of $200,000 which the Company intends to issue in a private placement in satisfaction of a $200,000 non-interest bearing loan made to one of the Company's predecessor entities. Under the treasury stock method of computation based on the price to the public of $24 per share, outstanding options and warrants represent 894,745 common stock equivalents. See "Management -- 1996 Directors' Stock Option Plan," "-- 1995 Stock Option Plan," "-- 1996 Stock Option Plan" and "-- Non-Plan Stock Option Grant" and "Description of Capital Stock -- Warrants."

                SUMMARY FINANCIAL, OPERATING AND PRO FORMA DATA

                                                                                                        SIX MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,                                     JUNE 30,
                          ------------------------------------------------------------------    ---------------------------------
                                                                                   PRO FORMA                            PRO FORMA
                           1991       1992       1993       1994        1995        1995(8)      1995        1996        1996(8)
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA(1):
Operating revenue:
 Resident fees.........   $10,358    $15,801    $23,994    $32,139    $  34,752   $  44,696    $17,075     $  19,458   $  24,839
 Management services
   income..............       605      1,078      1,604      1,830        2,506       2,506      1,212         1,542       1,542
                          -------    -------    -------    -------    ---------   ---------    -------     ---------   ---------
                           10,963     16,879     25,598     33,969       37,258      47,202     18,287        21,000      26,381
Operating expenses:
 Facility operating
   expenses............     8,386     11,824     17,761     17,983       21,010      28,359     10,269        12,608      16,500
 Facility development
   and pre-opening
   expenses............       189        231        474        263        1,172       1,172        433           650         650
 General and
   administrative......       993      1,655      2,034      4,183        6,875       6,875      2,719         4,413       4,413
 Depreciation and
   amortization........       618      1,355      2,799      3,160        3,009       3,999      1,479         1,803       2,298
                          -------    -------    -------    -------    ---------   ---------    -------     ---------   ---------
Income from
 operations............       777      1,814      2,530      8,380        5,192       6,797      3,387         1,526       2,520
 Interest income.......       267        350        317        566        1,229       1,229        606           700         700
 GECC mortgage interest
   expense(2)..........     --         --         --        (5,529)     (15,295)    (15,295)    (4,971)       (4,807)     (4,807)
 Other interest
   expense.............    (1,115)    (2,212)    (3,808)    (3,060)      (1,261)     (1,261)      (556)         (615)       (615)
Equity in (losses)
 earnings on
 investments in
 unconsolidated
 partnerships..........      (754)      (299)      (104)        33           (9)         (9)        48             6           6
Minority interest......        87        176        428        172            7           7        (19)           83          83
Unusual charge(3)......     --         --         --         --          --           --          --            (981)       (981)
                          -------    -------    -------    -------    ---------   ---------    -------     ---------   ---------
(Loss) income before
 extraordinary item....      (738)      (171)      (637)       562      (10,137)     (8,532)    (1,505)       (4,088)     (3,094)
Extraordinary item.....     --         --         --           850       --           --          --          --
                          -------    -------    -------    -------    ---------   ---------    -------     ---------   ---------
Net (loss) income......   $  (738)   $  (171)   $  (637)   $ 1,412    $ (10,137)  $  (8,532)   $(1,505)    $  (4,088)  $  (3,094)
                          =======    =======    =======    =======    =========   =========    =======     =========   =========
NET LOSS PER SHARE
 DATA(4):
Net loss per common
 equivalent shares.....                                                           $   (0.97)               $   (0.69)  $   (0.35)
                                                                                  =========                =========   =========
Weighted average number
 of common and common
 equivalent shares
 outstanding...........                                                           8,826,127                7,625,366   9,720,604
                                                                                  =========                =========   =========
OPERATING AND OTHER
 DATA:
Facilities (at end of
 period):
 Owned(5)..............         9         14         16         19           20          25         20            23          28
 Managed...............         2          5          7          9            8           8          8             7           7
                          -------    -------    -------    -------    ---------   ---------    -------     ---------   ---------
   Total...............        11         19         23         28           28          33         28            30          35
                          =======    =======    =======    =======    =========   =========    =======     =========   =========
Resident capacity (at
 end of period):
 Owned(5)..............       575      1,067      1,289      1,473        1,557       2,019      1,557         1,873       2,371
 Managed...............       143        549        652        772          712         712        596           712         712
                          -------    -------    -------    -------    ---------   ---------    -------     ---------   ---------
   Total...............       718      1,616      1,941      2,245        2,269       2,731      2,153         2,585       3,083
                          =======    =======    =======    =======    =========   =========    =======     =========   =========
Occupancy rate(6)......     --         --         94.0%      94.8%        91.7%       --         91.8%         92.5%       --

                                                                                                   AT JUNE 30, 1996
                                                                                     --------------------------------------------
                                                                                                                     PRO FORMA
                                                                                      ACTUAL      PRO FORMA(8)     AS ADJUSTED(9)
                                                                                                    (IN THOUSANDS) --------------
BALANCE SHEET DATA:
Cash and short-term investments(7)...............................................    $ 72,713       $ 38,261          $128,861
Working capital..................................................................      66,360         31,909           122,509
Total assets.....................................................................     223,968        223,968           314,568
Total debt.......................................................................     120,712        120,712           120,712
Total stockholders' equity.......................................................      92,883         92,883           183,483

---------------
(1) The historical financial data for years prior to 1995 represent combined historical financial data for the Company's predecessor entities. See Note 1 of Notes to Consolidated and Combined Financial Statements.
(2) See Note 8 of Notes to Consolidated and Combined Financial Statements.
(3) In June 1996, the Company made a $1.0 million cash payment to the third-party limited partner in two facilities in exchange for the transfer to the Company by the third-party of additional 1% partnership interests in each facility (with a total book value of $18,700) and the elimination of any requirement under the management contracts for these facilities for Paul
    J. Klaassen, the Company's Chairman of the Board, President, Chief Executive Officer and co-founder, and Teresa M. Klaassen, the Company's Executive Vice President and co-founder (collectively, the "Founders"), to maintain a specified ownership interest in the Company.
(4) See Notes 3 and 18 of Notes to Consolidated and Combined Financial
    Statements.
(5) Includes all facilities wholly owned by the Company or in which the Company owns interests. Prior to 1994, several of the owned facilities were leased from predecessor entities.
(6) Based on monthly occupancy for owned facilities operated for at least 12 months, excluding facilities with temporary vacancies due to renovations or resident relocation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Government Regulation."
(7) Includes $50.0 million of short-term securities consisting of high-quality commercial paper with maturities not greater than 180 days.
(8) Gives effect to the acquisition of the Southeast Properties as if the transaction occurred on January 1, 1995. The Southeast Properties were acquired in October 1996 for $34.0 million in cash. No liabilities were assumed as part of the acquisition. Accordingly, no debt or related interest costs have been included in the pro forma financial information.
(9) Gives effect to the acquisition of the Southeast Properties and receipt and application of an estimated $90.6 million of net proceeds from the Offering.

                                  RISK FACTORS

     Prospective investors should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

RECENT NET LOSSES AND ANTICIPATED NET LOSS

     The Company incurred a net loss of $10.1 million in 1995, compared to net income (after a $0.9 million extraordinary gain) of $1.4 million in 1994 and a net loss of $0.6 million in 1993. The Company incurred a net loss of $4.1 million for the six months ended June 30, 1996, compared to a net loss of $1.5 million for the six months ended June 30, 1995. As a result of expenses incurred to support its growth strategy, the Company anticipates that it will incur a net loss in 1996 and may continue to do so thereafter if the Company does not achieve its development objectives, a significant number of newly developed assisted living facilities do not achieve break-even operating results within the time expected or development, construction or operating expenses exceed expectations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEVELOPMENT AND CONSTRUCTION RISKS

     During the next three years, the Company plans to develop at least 55 new Sunrise assisted living facilities with a capacity of approximately 4,950 residents. The Company's ability to achieve its development plans will depend upon a variety of factors, many of which are beyond the Company's control. There can be no assurance that the Company will not suffer delays in its development program, which could slow the Company's growth. The successful development of additional assisted living facilities will involve a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. The Company may also incur construction costs that exceed original estimates, may not complete construction projects on schedule and may experience competition in the search for suitable development sites. The Company relies on third-party general contractors to construct its new assisted living facilities. There can be no assurance that the Company will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, facility development is subject to a number of contingencies over which the Company will have little control and that may adversely affect project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Accordingly, if the Company is unable to achieve its development plans, its business, financial condition and results of operations could be adversely affected. See "Business -- The Sunrise Strategy" and "-- Facility Development."

ACQUISITION RISKS; DIFFICULTIES OF INTEGRATION

     In addition to developing additional assisted living facilities, over the next three years the Company currently plans to acquire, in addition to the five Southeast Properties, up to 10 additional assisted living facilities or other properties that can be repositioned as Sunrise assisted living facilities. The Company is actively pursuing acquisition opportunities and has had discussions with a number of potential sellers regarding potential acquisition transactions. Possible acquisition transactions are in the early stage of review by the Company. With the exception of the contingent purchase and sale agreement for the California Properties, the Company has not entered into any agreements with respect to any material acquisitions. There can be no assurance that the Company's acquisition of assisted living facilities will be completed at the rate currently expected, if at all. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify suitable acquisition candidates, competition for such acquisitions, the purchase price, the financial performance of the facilities after acquisition and the ability of the Company to integrate effectively the operations of acquired facilities. Any failure by the Company to integrate or operate acquired facilities effectively may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- The Sunrise Strategy" and "-- Facility Acquisitions."

NEED FOR ADDITIONAL FINANCING

     To achieve its growth objectives, the Company will need to obtain sufficient financial resources to fund its development, construction and acquisition activities. The estimated cost to complete and lease up the 55 new Sunrise model facilities targeted for completion over the next three years is between $410 million and $550 million, which substantially exceeds the net proceeds of the Offering. Accordingly, the Company's future growth will depend on its ability to obtain additional financing on acceptable terms. The Company currently estimates that the net proceeds to the Company from the Offering, together with existing working capital and financing commitments and financing expected to be available, will be sufficient to fund its development and acquisition programs for at least the next 18 months. The Company will from time to time seek additional funding through public or private financing sources, including equity or debt financing. If additional funds are raised by issuing equity securities, the Company's stockholders may experience dilution. There can be no assurance that adequate funding will be available as needed or on terms acceptable to the Company. A lack of funds may require the Company to delay or eliminate all or some of its development projects and acquisition plans. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ADVERSE CONSEQUENCES OF INDEBTEDNESS AND OTHER OBLIGATIONS OF THE COMPANY

     LEVERAGE. The Company was subject to mortgage, construction and other indebtedness in an aggregate principal amount of approximately $119.1 million (excluding notes payable to affiliates) at June 30, 1996. The Company intends to continue financing its properties through mortgage financing and possibly operating leases or other financing vehicles, including lines of credit. The amount of mortgage indebtedness and other debt and debt related payments is expected to increase substantially as the Company pursues its growth strategy. As a result, an increasing portion of the Company's cash flow will be devoted to debt service and related payments and the Company will continue to be subject to risks normally associated with leverage. The consequences of such leverage include, but are not limited to, compliance with financial covenants and other restrictions that (i) require the Company to meet certain financial tests and maintain certain escrows of funds, (ii) require that the Company's founders, Paul Klaassen and Teresa Klaassen (the "Founders"), maintain ownership of at least 25% of the Common Stock and that one of them serve as Chairman of the Board and President of the Company, (iii) require consent for changes in management or control of the Company, (iv) limit, among other things, the ability of the Company and certain Company subsidiaries to borrow additional funds, dispose of assets and engage in mergers or other business combinations, and (v) prohibit the Company from operating competing facilities within certain distances from mortgaged facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 8 of Notes to Consolidated and Combined Financial Statements.

     RISK OF RISING INTEREST RATES. At June 30, 1996, approximately $41.3 million in principal amount of the Company's indebtedness bore interest at floating rates. In addition, indebtedness that the Company may incur in the future may also bear interest at a floating rate. Therefore, increases in prevailing interest rates could increase the Company's interest payment obligations and could have an adverse effect on the Company's business, financial condition and results of operations. For example, a one-eighth of one percent increase in interest rates would increase the Company's annual interest expense by approximately $52,000.

     CONSEQUENCES OF DEFAULT. There can be no assurance that the Company will generate sufficient cash flow from operations to cover required interest, principal and any operating lease payments. Any payment or other default could cause the lender to foreclose upon the facilities securing such indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to the Company. In certain cases, indebtedness secured by a facility is also secured by a pledge of the Company's interests in the facility. In the event of a default with respect to any such indebtedness, the lender could avoid the judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender's acquisition of the facility. Further, because of cross-default and cross-collateralization provisions in certain of the Company's mortgages, a default by the Company on one of its payment obligations could adversely affect a significant number of the Company's other properties.

     BOND FINANCING. Two facilities have been financed by bonds. In order to continue to qualify for favorable tax treatment of the interest payable on these bonds, the facilities must comply with certain federal income tax requirements, principally pertaining to the maximum income level of a specified portion of the residents. Failure to satisfy these requirements constitutes an event of default under the bonds, thereby accelerating their maturity.

COMPETITION

     The long-term care industry is highly competitive and the Company believes that the assisted living segment, in particular, will become even more competitive in the future. The Company will be competing with numerous other companies providing similar long-term care alternatives such as home health care agencies, facility-based service programs, retirement communities and convalescent centers. In general, regulatory and other barriers to competitive entry in the assisted living industry are not substantial. In pursuing its growth strategy, the Company expects to face competition in its efforts to develop and acquire assisted living facilities. Some of the Company's present and potential competitors are significantly larger and have, or may obtain, greater financial resources than the Company. Consequently, there can be no assurance that the Company will not encounter increased competition that could limit its ability to attract residents or expand its business and that could have a material adverse effect on its business, financial condition and results of operations. Moreover, if the development of new assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause the Company to experience decreased occupancy, depressed margins and lower operating results. See "Business -- Competition."

DIFFICULTIES OF MANAGING RAPID GROWTH

     The Company expects that the number of owned and operated facilities will increase substantially as it pursues its development and acquisition programs for new assisted living facilities. This rapid growth will place significant demands on the Company's management resources. The Company's ability to manage its growth effectively will require it to continue to expand its operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If the Company is unable to manage its growth effectively, its business, financial condition and results of operations could be adversely affected. See "Business -- The Sunrise Strategy" and "-- Facility Development" and "Management."

DEPENDENCE ON SENIOR MANAGEMENT AND SKILLED PERSONNEL

     The Company depends on the services of Paul J. Klaassen, its Chairman of the Board, President, Chief Executive Officer and co-founder; Teresa M. Klaassen, its Executive Vice President and co-founder; and David W. Faeder, its Executive Vice President and Chief Financial Officer. The loss of the services of any such officers could have a material adverse effect on the Company's business, financial condition and results of operations. The Company also depends on its ability to continue to attract and retain management personnel who will be responsible for the day-to-day operations of its assisted living facilities. If the Company is unable to hire qualified management personnel to operate its assisted living facilities, the Company's business, financial condition and results of operations could be adversely affected. See "Management."

STAFFING AND LABOR COSTS

     The Company competes with various health care services providers, including other elderly care providers, in attracting and retaining qualified or skilled personnel. A shortage of nurses or other trained personnel or general inflationary pressures may require the Company to enhance its wage and benefits package to compete effectively for personnel. In anticipation of the Company's growth plans, the Company's general and administrative expenses (which consist primarily of staffing and labor expenses, including hiring additional staff and increasing the salary and benefits of existing staff) have increased from 7.9% of operating revenue for 1993 to 12.3% of operating revenue for 1994 and 18.5% of operating revenue for 1995. General and administrative expenses were 21.0% of operating revenue for the six months ended June 30, 1996. There can be no assurance that the Company's labor costs will not continue to increase as a percentage of operating revenue. Any significant failure by the Company to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION

     The Company's facilities are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities, although requirements vary from state to state. In general, these requirements address, among other things: personnel education, training, and records; facility services, including administration of medication, assistance with self-administration of medication, and limited nursing services; monitoring of resident wellness; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities, including in some states the right to receive certain health care services from providers of a resident's choice. Certain of the Company's facilities are also licensed to provide independent living services which generally involve lower levels of resident assistance. In several states in which the Company operates or intends to operate, assisted living facilities also require a certificate of need before the facility can be opened. In most states, assisted living facilities also are subject to state or local building code, fire code and food service licensure or certification requirements. Like other health care facilities, assisted living facilities are subject to periodic survey or inspection by governmental authorities. From time to time in the ordinary course of business, the Company receives deficiency reports. The Company reviews such reports and seeks to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed facility where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. In March 1996, Maryland state officials imposed a $3,000 civil money fine against the Company for survey deficiencies at three Kensington, Maryland facilities formerly managed by the Company. The Company appealed such fine and in August 1996 paid $2,000 in settlement of such fine. In May 1996, one of the Pennsylvania nursing home facilities managed by the Company received notice from the Pennsylvania Department of Health of a survey report stating that the facility was not in compliance with the requirements of participation for the Medicare and Medicaid programs. Therefore, the Pennsylvania agency survey report stated that a civil monetary penalty of $50 to $3,000 per day would be imposed for the period beginning March 12, 1996, the date the facility was first alleged to be out of compliance, until the date the alleged deficiencies were corrected. The owner of the facility appealed such fine and in October 1996, paid the Health Care Financing Administration approximately $18,000 in settlement of such fine. Any failure by the Company to comply with applicable requirements could have a material and adverse effect on the Company's business, financial condition and results of operations. Regulation of the assisted living industry is evolving and the Company's operations could also be adversely affected by, among other things, future regulatory developments such as mandatory increases in scope and quality of care to be afforded residents and revisions to licensing and certification standards. Increased regulatory requirements could increase costs of compliance with such requirements.

     Virginia state and local authorities initiated actions in 1995 alleging that the Company permitted non-ambulatory residents to reside at the Company's Gunston and Countryside facilities in violation of state licensure requirements and the state building code. The Company entered into consent decrees, pursuant to which it agreed to permit only ambulatory residents to reside at the facilities until the buildings had been upgraded to meet more stringent fire code requirements for non-ambulatory residents. During 1995, the Company made capital improvements to these two facilities at an aggregate cost of approximately $1.1 million. The Company is awaiting the issuance of new licenses that would enable non-ambulatory residents to reside at these facilities. During 1995, the Company also relocated non-ambulatory residents from another

Company-owned facility in Virginia whose license prohibits non-ambulatory residents. In 1995, a local Maryland housing agency, citing a number of factors, including a desire to seek competitive pricing bids, consideration of other uses for the property and past survey results, advised the Company that it intended to put the management contract for the Kensington facilities out for bid when the existing management contract with the Company expired. The management contract has been awarded to a third party effective September 1, 1996.

     The Company also is subject to Federal and state anti-remuneration laws, such as the Medicare/ Medicaid anti-kickback law, which govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral, including agreements like the Company's agreement with Jefferson Health System. Similar state laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company. See "Business -- Government Regulation."

DISCRETIONARY USE OF PROCEEDS

     The Company expects to use the net proceeds to the Company from the Offering (estimated to be $90.6 million) to fund the development and acquisition of additional assisted living facilities and for working capital and general corporate purposes. The Company's management will, therefore, retain broad discretion in allocating a significant portion of the net proceeds of the Offering. See "Use of Proceeds."

ENVIRONMENTAL RISKS

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of its properties, the Company could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without the Company's knowledge, of hazardous or toxic substances at any property held or operated by the Company, or acquired or operated by the Company in the future, could have an adverse effect on the Company's business, financial condition and results of operations. Environmental audits performed on the Company's properties have not revealed any significant environmental liability that management believes would have a material adverse effect on the Company's business, financial condition or results of operations. No assurance can be given that existing environmental audits with respect to any of the Company's properties reveal all environmental liabilities.

LIABILITY AND INSURANCE

     The Company's business entails an inherent risk of liability. In recent years, participants in the long-term care industry, including the Company, have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. The Company is from time to time subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies in amounts and with such coverage and deductibles as it believes are adequate, based on the nature and risks of its business, historical experience and industry standards. The Company currently maintains professional liability insurance and general liability insurance. The Company's medical professional liability coverage is limited to $1,000,000 per occurrence and $3,000,000 in the aggregate for all claims per annual policy period. The non-medical professional liability insurance coverage is limited to $5,000,000 per wrongful act and $7,000,000 in the aggregate. The general liability insurance is limited to $1,000,000 per facility/per event, with additional specific limitations of $100,000 per event (premises damage), $5,000 per event (medical expenses) and $1,000 per event (resident's property damage). The Company also has an umbrella excess liability protection policy in the total amount of $25,000,000. There can be no assurance that claims will not arise which are in excess of the Company's insurance coverage or are not covered by the Company's insurance coverage. A successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company's financial condition and results of operations. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually and there can be no assurance that the Company will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

SHARES ELIGIBLE FOR FUTURE SALE

     After completion of the Offering, the Company will have 18,259,693 shares of Common Stock outstanding (19,009,693 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, approximately 11,598,274 shares, including the 5,000,000 shares offered hereby (5,750,000 shares if the Underwriters' over-allotment option is exercised in full), will be freely tradable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "affiliates" of the Company, as such term in defined in Rule 144 promulgated under the Securities Act. The remaining 6,661,419 shares are "restricted securities" within the meaning of Rule 144. Subject to certain exceptions, the Company, its directors and executive officers and certain stockholders of the Company, who upon completion of the Offering, will beneficially own in the aggregate approximately 7,309,000 shares of Common Stock (including up to 203,333 shares that will be sold if the Underwriters' over-allotment option is exercised), have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), except as to shares held by affiliates of DLJ, which require the prior written consent of the Underwriters other than DLJ. Thereafter, up to 6,661,419 shares may be sold, subject to the limitations of Rule 144. After expiration of the lock-up period, the holders of restricted securities will be entitled to certain demand and/or incidental registration rights with respect to such shares. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. In addition to the outstanding shares of Common Stock, the Company has reserved for issuance 3,248,065 shares of Common Stock pursuant to the Company's stock option programs, under which options to purchase 1,625,657 shares were outstanding at October 24, 1996, of which options for 684,044 shares (of which up to 203,333 shares will be sold in the Offering if the Underwriters' over-allotment option is exercised) are exercisable within 60 days of the date of this Prospectus. In addition, warrants to purchase 50,000 shares of Common Stock are outstanding. Sales of substantial amounts of shares of Common Stock in the public market after the Offering or the perception that such sales could occur could adversely affect the market price of the Common Stock and the Company's ability to raise equity. See "Shares Eligible for Future Sale," "Management -- 1996 Directors' Stock Option Plan", "-- 1995 Stock Option Plan," "-- 1996 Stock Option Plan" and "-- Non-Plan Stock Option Grant" and "Underwriting."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the shares of Common Stock, variations in the Company's operating results, changes in earnings estimates by securities analysts or the Company's ability to meet those estimates, publicity regarding the industry or the Company and the adoption of new statutes or regulations (or changes in the interpretation of existing statutes or regulations) affecting the health care industry in general or the assisted living industry in particular. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the shares of Common Stock.

CONTROL BY EXISTING STOCKHOLDERS AND MANAGEMENT

     The Founders will beneficially own an aggregate of approximately 28.3% of the outstanding Common Stock after completion of the Offering (27.2%, if the Underwriters' over-allotment option is exercised in full). Executive officers and directors as a group (including the Founders) will beneficially own approximately 38.8% of the outstanding Common Stock after the Offering (36.6%, if the Underwriters' over-allotment option is exercised in full). As a result, the Founders and the Company's other executive officers and directors will have significant influence over all matters requiring approval by the Company's stockholders, including business combinations and the election of directors. See "Principal and Selling Stockholders."

ANTI-TAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation (the "Certificate") and the Company's Amended and Restated Bylaws (the "Bylaws"), as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow the Company to issue, without stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements, including advance notice and super-majority voting provisions, that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board of Directors. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) for three years following the date such person became an interested stockholder unless certain conditions are satisfied. Pursuant to a Board resolution adopted at the time of formation of the Company, the Section 203 limits do not apply to any "business combination" between the Company and the Founders, their respective "affiliates" or their respective estates. The Company also has adopted a Stockholder Rights Agreement. See "Description of Capital Stock -- Stockholder Rights Agreement."

                        THE COMPANY AND ITS PREDECESSORS

     The Company's predecessor was founded in 1981, and Sunrise Assisted Living, Inc. was incorporated in Delaware on December 14, 1994. In January 1995, in order to combine various activities relating to the development, ownership and operation of the Sunrise assisted living facilities, the Founders contributed all of their interests in various predecessor entities to the Company in exchange for 100% of the Common Stock of the Company (the "Contribution Transaction"). The predecessor entities consisted of a management company, a development company, and various entities that held 100% ownership interests in 15 facilities, 50% ownership interests in five facilities and minority ownership interests in two facilities (collectively, the "Sunrise Entities"). The net assets contributed by the Founders in the Contribution Transaction had a negative book value of $17.6 million after giving effect to: (i) the historical cost, less depreciation, of the assets contributed; (ii) the GECC Mortgage (as defined below); (iii) cash distributions totaling $9.6 million made in 1995 by the Sunrise Entities to the Founders, a portion of which is expected to be used to satisfy certain tax liabilities incurred by the Founders in the Contribution Transaction; and (iv) $1.4 million of indebtedness (representing the discounted value of $2.1 million of interest-free indebtedness) of the Founders assumed by the Company as part of the Contribution Transaction. Immediately prior to the Contribution Transaction in 1994, Sunrise Entities made distributions totaling $5.9 million to the Founders. In addition, in January 1995, the Company issued 2,444,444 shares of Series A Convertible Preferred Stock in a private placement to certain institutional investors for which the Company received net proceeds of $20.2 million. These shares were converted automatically into an equal number of shares of Common Stock upon completion of the Company's initial public offering on June 5, 1996. See "Certain Transactions."

     Prior to June 1994, 15 assisted living facilities now owned by the Company were held in separate limited partnerships and other entities partially owned by other parties. In June 1994, proceeds from the GECC Mortgage were used to refinance $71.5 million of existing mortgages and to finance the $5.5 million cash portion of the $48.3 million aggregate purchase price for all minority ownership interests in these 15 facilities. After the minority ownership interests in such facilities were acquired, the facilities were transferred to a newly formed limited partnership, Sunrise Assisted Living Limited Partnership ("SALLP"), in exchange for limited partnership interests in that entity. The carrying value of the net operating assets of the 15 facilities was stepped-up by $12.1 million to reflect the excess of the purchase price over the original book basis of $36.2 million of the interests acquired. The transfer of the Founders' interests in the 15 facilities was recorded using their historical book value. The Founders' interests in SALLP were contributed to the Company in the Contribution Transaction. See "Certain Transactions."

     Through SALLP, the Company currently has a $87.0 million principal amount term loan (the "GECC Mortgage") in place with General Electric Capital Corporation ("GECC"). The GECC Mortgage is evidenced by a single mortgage note that has two portions, a $65.0 million fixed rate portion (the "Fixed Rate Portion") and a $22.0 million floating rate portion (the "Floating Rate Portion"). Repayment of the GECC Mortgage is secured by mortgages on the 15 facilities owned by SALLP (the "SALLP Properties") and by assignments of all of SALLP's interest in the leases and rents at each of such mortgaged properties. Each mortgage is cross-collateralized and cross-defaulted allowing GECC to declare a default under any or all of the mortgages if SALLP fails to make any payment of principal, interest, premium or any other sum due under the GECC Mortgage.

     The Fixed Rate Portion bears interest at 8.56%, matures May 31, 2001 and requires periodic payments of interest only. The Floating Rate Portion bears interest at 3.75% in excess of LIBOR (London interbank offered rate), matures May 31, 2001 and requires periodic payments of interest only though June 1997, after which time principal and interest payments are due using a 20-year amortization schedule. If the debt service coverage ratio falls below 1.25:1 for six consecutive months after September 30, 1996, principal payments accelerate to the lesser of monthly net cash flow or amortization of the GECC Mortgage over a 20-year period. The GECC Mortgage documents contain various representations, affirmative and negative covenants and events of default, including a requirement that the Founders maintain ownership of 25% of the Common Stock outstanding from time to time and that one of the Founders serve as Chairman of the Board and President of the Company. See "Risk Factors -- Adverse Consequences of Indebtedness and Other Obligations of the Company."

     In May 1996, the Company entered into a Loan Modification Agreement regarding the GECC Mortgage whereby, upon consummation of the Company's initial public offering on June 5, 1996, the Company paid GECC $8.6 million as payment in full of a 25% participating interest in cash flow and appreciation in the value of the SALLP Properties. In addition, the Company prepaid $8.0 million of the Floating Rate Portion. The interest rate applicable to the remaining balance of the Floating Rate Portion was reduced from LIBOR plus 5.75% to LIBOR plus 3.75%. Had the Company modified the GECC loan documents effective January 1, 1995, GECC Mortgage interest expense for 1995 would have been approximately $7.8 million as compared to $15.3 million.

     The Company's executive offices are located at 9401 Lee Highway, Suite 300, Fairfax, Virginia 22031, and its telephone number is (703) 273-7500.

                              RECENT DEVELOPMENTS

ACQUISITION OF SOUTHEAST PROPERTIES

     On October 8, 1996, the Company completed its acquisition from Laing Properties & Subsidiaries, Inc. of five facilities located in the southeast United States (the "Southeast Properties") for an aggregate purchase price of $34.0 million in cash with no debt assumed. The five facilities consist of 498 total units providing primarily independent and assisted living services. One of the facilities also has a 26-bed skilled nursing floor. These facilities had combined revenues of $9.9 million in 1995 and $5.4 million for the six months ended June 30, 1996, and had combined net (losses) income of $(32,000) and $195,000, respectively, for these periods. After giving effect to the acquisition of the Southeast Properties at the beginning of the respective periods, the Company had a pro forma net loss of $8.5 million and $3.1 million for 1995 and for the first six months of 1996, respectively. See "Selected Financial, Operating and Pro Forma Data" and "Unaudited Pro Forma Consolidated Financial Statements."

AFFILIATION AGREEMENT WITH JEFFERSON HEALTH SYSTEM

     On October 8, 1996, the Company entered into an affiliation agreement with Jefferson Health System ("JHS"), an integrated health care system located in Philadelphia, Pennsylvania, pursuant to which JHS has agreed to provide residents of Sunrise facilities located in the Philadelphia metropolitan region, on a preferred (but non-exclusive) basis, with access to certain health care services offered by JHS. Such health care services may include hospital services, physician services, rehabilitation services, home health services and products and mental health services. The initial term of the affiliation agreement is five years, after which either party may extend the agreement for an additional five-year period. After the expiration of the first year of the term of the affiliation agreement, it is contemplated that the parties would enter into a more detailed agreement in place of the existing agreement for the remainder of the term. Either party has the right to terminate the existing agreement after expiration of the first year of the term and before a replacement agreement is executed.

CREDIT FACILITY

     On October 3, 1996, a subsidiary of the Company received from GMAC Commercial Mortgage Corporation a commitment for a $51.0 million revolving construction credit facility. The credit facility provides for construction and interim loans to finance the development of up to seven assisted living facilities. The Company has agreed to guarantee the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and liens on receivables. Advances under the credit facility bear interest at rates ranging from LIBOR plus 2.25% to 2.60%.

CONTINGENT ACQUISITION OF CALIFORNIA PROPERTIES

     On October 8, 1996, the Company entered into a purchase and sale agreement subject to certain conditions, including satisfactory completion by the Company of financial, accounting, regulatory and property due diligence over the next 60 days, to acquire two facilities located in Southern California for $30.8 million in cash. The California Properties consist of 258 total units providing independent and assisted living services. Assuming the Company elects to proceed with the transaction following the completion of its due diligence review, the closing of the transaction would likely take place in the first quarter of 1997. Given the contingent nature of the purchase and sale agreement, there can be no assurance that the acquisition will be consummated.

INITIAL PUBLIC OFFERING

     On June 5, 1996, the Company completed its initial public offering selling 5,700,000 shares of Common Stock at $20.00 per share. The net proceeds to the Company from the offering were approximately $104.3 million. The net proceeds were used as follows: $16.6 million in partial payment of the Company's long-term debt; $10.2 million to redeem the outstanding shares of Series B Exchangeable Preferred Stock; $34.0 million to acquire the Southeast Properties; and the balance to fund continued development of Sunrise facilities, as well as for working capital and general corporate purposes.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered hereby are estimated to be approximately $90.6 million, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company expects to use such net proceeds to finance development and acquisition of additional assisted living facilities and for working capital and general corporate purposes. Pending such uses, the Company intends to invest its net proceeds in short-term, investment-grade, interest-bearing securities or certificates of deposit. The Company will not receive any proceeds from the sale of the 1,000,000 shares of Common Stock by the Selling Stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- The Sunrise Strategy."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company completed its initial public offering of Common Stock on June 5, 1996 at a price of $20.00 per share. Since May 31, 1996, the Common Stock has traded on the Nasdaq National Market under the symbol "SNRZ." The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market:

                        YEAR ENDING DECEMBER 31, 1996                    HIGH    LOW
        Second Quarter (from May 31, 1996)............................   $25 3/4 $23
        Third Quarter.................................................    30      21 1/2
        Fourth Quarter (through October 24, 1996).....................    28 3/4  24 1/2

     On October 24, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $24 1/2 per share. At October 24, 1996, there were 28 holders of record of the Common Stock.

     The Company has never declared or paid any cash dividends on its Common Stock and currently plans to retain future earnings, if any, to finance the growth of the Company's business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on the financial condition, results of operations and capital requirements of the Company as well as other factors deemed to be relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth at June 30, 1996 (i) the actual capitalization of the Company, (ii) pro forma capitalization of the Company giving effect to the acquisition of the Southeast Properties, and (iii) pro forma capitalization giving effect to the acquisition of the Southeast Properties as adjusted to reflect the receipt and application of the estimated net proceeds to the Company from the Offering (after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company). The table should be read in conjunction with the Consolidated and Combined Financial Statements and the related notes thereto contained elsewhere in this Prospectus.

                                                                          AT JUNE 30, 1996
                                                                ------------------------------------
                                                                                          PRO FORMA
                                                                 ACTUAL     PRO FORMA    AS ADJUSTED
                                                                           (IN THOUSANDS)
Cash and short-term investments(1)...........................   $ 72,713    $  38,261     $ 128,861
                                                                ========     ========      ========
Long-term debt (including current portion)(2)................    119,091      119,091       119,091
Minority interests...........................................        372          372           372
Stockholders' equity:
  Preferred Stock, par value $.01 per share, 10,000,000
     shares
     authorized; none issued and outstanding.................         --           --            --
  Common Stock, $.01 par value, 60,000,000 shares authorized;
     14,244,562 shares issued and outstanding, actual and pro
     forma; 18,244,562 shares issued and outstanding, pro
     forma as adjusted(3)....................................        142          142           182
  Additional paid-in capital.................................    107,703      107,703       198,263
  Accumulated deficit........................................    (14,962)     (14,962)      (14,962)
                                                                --------     --------      --------
     Total stockholders' equity..............................     92,883       92,883       183,483
                                                                --------     --------      --------
          Total capitalization...............................   $212,346    $ 212,346     $ 302,946
                                                                ========     ========      ========

---------------
(1) Includes $50.0 million of short-term securities consisting of high-quality commercial paper with maturities not greater than 180 days.

(2) Excludes notes payable to affiliates.

(3) Does not include (i) 1,625,657 shares of Common Stock subject to outstanding options at October 24, 1996 at a weighted average exercise price of $11.01 per share, (ii) outstanding warrants for 50,000 shares of Common Stock at an exercise price per share of $17.00, and (iii) shares having a fair market value of $200,000 which the Company intends to issue in a pro rata placement in satisfaction of a $200,000 non-interest bearing loan made to one of the Company's predecessor entities. Under the treasury stock method of computation based on the price to the public of $24 per share, outstanding options and warrants represent 894,745 common stock equivalents. See "Management -- 1996 Directors' Stock Option Plan," "-- 1995 Stock Option Plan," "-- 1996 Stock Option Plan," and "-- Non-Plan Stock Option Grant" and "Description of Capital Stock -- Warrants."

                SELECTED FINANCIAL, OPERATING AND PRO FORMA DATA

     The following table sets forth selected financial, operating and pro forma data of the Company. The selected financial and operating data for the six-month periods ended June 30, 1995 and 1996 and for the year ended December 31, 1995 are derived from consolidated financial statements of the Company. The selected financial and operating data for the four years ended December 31, 1994 are derived from the combined financial statements of Sunrise Entities. The consolidated financial statements of the Company for the year ended December 31, 1995 and the combined financial statements of Sunrise Entities for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors. The financial statements of Sunrise Entities for the year ended December 31, 1993 have been audited by Hoffman, Morrison & Fitzgerald P.C., independent auditors. The selected financial and operating data for the years ended December 31, 1991 and 1992 are derived from unaudited combined financial statements of Sunrise Entities. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods.

     The pro forma data for the year ended December 31, 1995 and as of and for the six months ended June 30, 1996 assume the conversion of the Series A Preferred Stock and the acquisition of the Southeast Properties as if each had occurred at January 1, 1995. Pro forma adjustments are based upon available information and certain assumptions that management believes to be reasonable. The unaudited pro forma financial data set forth below is not necessarily indicative of the Company's financial position or the results of operations that actually would have occurred if the transactions had been consummated on such dates. In addition, the pro forma data are not intended to be a projection of results of operations that may be obtained in the future. The data should be read in conjunction with the Consolidated and Combined Financial Statements and Unaudited Pro Forma Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                                                        SIX MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,                                     JUNE 30,
                           -----------------------------------------------------------------    ---------------------------------
                                                                                   PRO FORMA                            PRO FORMA
                            1991       1992       1993       1994        1995      1995(11)      1995        1996       1996(11)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA(1):
Operating revenue:
  Resident fees.........   $10,358    $15,801    $23,994    $32,139    $ 34,752    $  44,696    $17,075    $  19,458    $  24,839
  Management services
    income..............       605      1,078      1,604      1,830       2,506        2,506      1,212        1,542        1,542
                           -------    -------    -------    -------    ---------     -------    -------    ---------      -------
                            10,963     16,879     25,598     33,969      37,258       47,202     18,287       21,000       26,381
Operating expenses:
  Facility operating
    expenses............     8,386     11,824     17,761     17,983      21,010       28,359     10,269       12,608       16,500
  Facility development
    and pre-opening
    expenses............       189        231        474        263       1,172        1,172        433          650          650
  General and
    administrative......       993      1,655      2,034      4,183       6,875        6,875      2,719        4,413        4,413
  Depreciation and
    amortization........       618      1,355      2,799      3,160       3,009        3,999      1,479        1,803        2,298
                           -------    -------    -------    -------    ---------     -------    -------    ---------      -------
Income from
  operations............       777      1,814      2,530      8,380       5,192        6,797      3,387        1,526        2,520
  Interest income.......       267        350        317        566       1,229        1,229        606          700          700
  GECC mortgage interest
    expense(2)..........     --         --         --        (5,529)    (15,295)     (15,295)    (4,971)      (4,807)      (4,807)
  Other interest
    expense.............    (1,115)    (2,212)    (3,808)    (3,060)     (1,261)      (1,261)      (556)        (615)        (615)
Equity in (losses)
  earnings on
  investments in
  unconsolidated
  partnerships..........      (754)      (299)      (104)        33          (9)          (9)        48            6            6
Minority interest.......        87        176        428        172           7            7        (19)          83           83
Unusual charge(3).......     --         --         --         --          --          --          --            (981)        (981)
                           -------    -------    -------    -------    ---------     -------    -------    ---------      -------
(Loss) income before
  extraordinary item....      (738)      (171)      (637)       562     (10,137)      (8,532)    (1,505)      (4,088)      (3,094)
Extraordinary item......     --         --         --           850       --          --          --          --           --
                           -------    -------    -------    -------    ---------     -------    -------    ---------      -------
Net (loss) income(4)....   $  (738)   $  (171)   $  (637)   $ 1,412    $(10,137)   $  (8,532)   $(1,505)   $  (4,088)   $  (3,094)
                           =======    =======    =======    =======    =========     =======    =======    =========      =======

NET LOSS PER SHARE
  DATA(5):
Net loss per common
  equivalent shares.....                                                           $   (0.97)              $   (0.69)   $   (0.35)
                                                                                     =======               =========      =======
Weighted average number
  of common and common
  equivalent shares
  outstanding...........                                                           8,826,127               7,625,366    9,720,604
                                                                                     =======               =========      =======

                                                                                                         SIX MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                            JUNE 30,
                                          ------------------------------------------------------    ---------------------------
                                                                                       PRO FORMA                      PRO FORMA
                                          1991     1992     1993     1994     1995     1995(11)     1995     1996     1996(11)
OPERATING AND OTHER DATA(6):
Facilities (at end of period):
  Owned(7).............................       9       14       16       19       20         25         20       23         28
  Managed..............................       2        5        7        9        8          8          8        7          7
                                            ---    -----    -----    -----    -----      -----      -----    -----      -----
    Total..............................      11       19       23       28       28         33         28       30         35
                                            ===    =====    =====    =====    =====      =====      =====    =====      =====
Resident capacity (at end of period):
  Owned(7).............................     575    1,067    1,289    1,473    1,557      2,019      1,557    1,873      2,371
  Managed..............................     143      549      652      772      712        712        596      712        712
                                            ---    -----    -----    -----    -----      -----      -----    -----      -----
    Total..............................     718    1,616    1,941    2,245    2,269      2,731      2,153    2,585      3,083
                                            ===    =====    =====    =====    =====      =====      =====    =====      =====
Occupancy rate(8)......................    --       --      94.0%    94.8%    91.7%      --         91.8%    92.5%      --

                                                               AT DECEMBER 31,                           AT JUNE 30, 1996
                                            -----------------------------------------------------    -------------------------
                                             1991       1992       1993        1994        1995       ACTUAL     PRO FORMA(11)
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA(1):
Cash and short-term investments(9).......   $   640    $ 2,499    $ 3,268    $  8,089    $  6,252    $ 72,713      $  38,261
Working capital (deficit)(10)............      (468)       741      1,288      (7,305)      2,050      66,360         31,909
Total assets.............................    18,146     50,866     61,159     109,003     123,321     223,968        223,968
Total debt...............................    13,997     45,405     55,207     110,029     122,290     120,712        120,712
Series A convertible preferred stock.....     --         --         --          --         23,963       --           --
Total common stockholders' equity
  (deficit)..............................      (513)    (1,716)    (2,925)    (16,391)    (31,774)     92,883         92,883

---------------
 (1) The historical financial data for years prior to 1995 represent combined historical financial data for Sunrise Entities. See Note 1 of Notes to Consolidated and Combined Financial Statements.

 (2) The 1995 GECC Mortgage interest expense includes $0.5 million of debt discount amortization, $5.4 million of expense related to the 25% GECC participating interest in cash flow and appreciation in the value of the SALLP Properties and $9.4 million of additional interest expense related to the GECC Mortgage. In June 1996, the Company paid GECC approximately $8.6 million to prepay GECC's 25% participating interest. Also in June 1996, the Company paid $8.0 million of the floating rate portion of the GECC Mortgage and the interest rate was reduced on the floating rate portion from LIBOR plus 5.75% to 3.75%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Six Months Ended June 30, 1996 Compared to the Six Months Ended June 30, 1995."

 (3) In June 1996, the Company made a $1.0 million cash payment to the third-party limited partner in two facilities in exchange for the transfer to the Company by the third-party of additional 1% partnership interests in each facility (with a total book value of $18,700) and the elimination of any requirement for the Founders to maintain a specified ownership interest in the Company.

 (4) Sunrise Entities comprised partnerships, limited liability companies or corporations that elected to be treated as S Corporations under Section 1362 of the Internal Revenue Code of 1986, as amended. Therefore, no provision or benefit for income taxes was included in their financial statements because taxable income or loss passed through pro rata to the owners. Pro forma tax provision is not provided for the years 1991-1994 because it is assumed that accumulated losses from 1991, 1992, and 1993 were utilized to offset any tax expense attributed to 1994 net income.

 (5) See Notes 3 and 18 of Notes to Consolidated and Combined Financial Statements.

 (6) Operating and other data for 1994 reflect the purchase of all outside interests in six previously leased and managed facilities and all minority interests in seven consolidated facilities.

 (7) Includes all facilities wholly owned by the Company or in which the Company owns interests. Prior to 1994, several of the owned facilities were leased from Sunrise Entities.

 (8) Based on monthly occupancy for owned facilities operated for at least 12 months, excluding facilities with temporary vacancies due to renovations or resident relocation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Government Regulation."

 (9) Includes $50.0 million of short-term securities consisting of high-quality commercial paper with maturities not greater than 180 days.

(10) Working capital (deficit) at December 31, 1994 included a liability for distributions made in connection with the formation of the Company. See "Certain Transactions."

(11) The Southeast Properties were acquired in October 1996 for $34.0 million in cash. No liabilities were assumed as part of the acquisition. Accordingly, no debt or related interest costs have been included in the pro forma financial information.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information contained in the Consolidated and Combined Financial Statements, including the related notes thereto, and the other financial information appearing elsewhere in this Prospectus.

OVERVIEW

     The Company is a leading provider of assisted living services to the elderly. The Company currently operates 32 facilities in 11 states with a capacity of approximately 2,800 residents, including 28 facilities owned by the Company or in which it has ownership interests and four facilities managed for third parties. The Company also operates two skilled nursing facilities owned by a third party. As a leading provider of assisted living services, the Company provides assistance with the activities of daily living and other personalized support services ("Basic Care") in a residential setting for elderly residents who cannot live independently but who do not need the level of medical care provided in a skilled nursing facility. The Company also provides additional specialized care and services to residents with certain low acuity medical needs ("Extended Care") and residents with Alzheimer's disease or other forms of dementia ("Alzheimer's Care"). By offering this full range of services, the Company is able to accommodate the changing needs of residents as they age within a facility and develop further physical or cognitive frailties.

     The Company's Founders opened the first Sunrise assisted living facility in 1981. In January 1995, the Founders contributed all of their interests in the Sunrise Entities to the Company in exchange for 100% of the Common Stock and simultaneously raised $32.0 million in a private placement of Preferred Stock ($22.0 million funded at closing and $10.0 million subject to a call exercised by the Company in January 1996). Of such shares of Preferred Stock, all of the outstanding Series A Convertible Preferred Stock was converted automatically into an equal number of shares of Common Stock upon completion of the Company's initial public offering in June 1996 and all of the outstanding shares of Series B Exchangeable Preferred Stock were redeemed using a portion of the net proceeds of the initial public offering. See "The Company and its Predecessors" and "Certain Transactions."

     During the next three years, the Company plans to develop at least 55 of its model facilities in major metropolitan and suburban markets throughout the United States. The estimated cost to complete and lease up the 55 new Sunrise model facilities is between $410 million and $550 million. The Company anticipates that it will use a combination of net proceeds to the Company from the Offering, existing working capital and construction lines of credit, equity and debt financing and cash generated from operations to fund this development activity. During the next three years, the Company also plans to acquire up to 10 additional assisted living facilities or other properties that can be repositioned as Sunrise assisted living facilities, which are in addition to the five Southeast Properties. Since 1993, the total capitalized cost to develop, construct and open a Sunrise model facility, including land acquisition and construction costs, has ranged from approximately $5.5 million to $9.2 million. The cost of any particular facility may vary considerably based on a variety of site-specific factors. In order to achieve its growth plans, the Company will be required to obtain a substantial amount of additional financing. The Company currently estimates that the net proceeds to the Company of the Offering, together with existing working capital, financing commitments and financing expected to be available, will be sufficient to fund its development and acquisition programs for at least the next 18 months. See "-- Liquidity and Capital Resources" and "Risk Factors -- Need for Additional Financing."

     The Company derives its revenues from two primary sources: (i) resident fees for the delivery of assisted living services and (ii) management services income for management of facilities owned by third parties. Historically, most of the Company's operating revenue has come from resident fees, which in 1995 and for the six months ended June 30, 1996 comprised 93.3% and 92.7%, respectively, of total operating revenues. Resident fees typically are paid monthly by residents, their families or other responsible parties. In 1995 and for the six months ended June 30, 1996, approximately 99% of the Company's revenue was derived from private pay sources. Resident fees include revenue derived from Basic Care, community fees, Extended Care,

Alzheimer's Care and other sources. Community fees are one-time fees generally payable by a resident upon admission, and Extended Care and Alzheimer's Care fees are paid by residents who require personal care in excess of services provided under the Basic Care program. Management services income, which in 1995 and for the six months ended June 30, 1996 accounted for the remaining 6.7% and 7.3%, respectively, of revenues, consists of management fees which are generally in the range of 4% to 6% of a managed facility's total operating revenues. Resident fees (excluding community fees) and management fees are recognized as revenues when services are provided. Community fees (generally equal to 60 times the daily resident fee) are recognized ratably over a three-month period.

     The Company classifies its operating expenses into the following categories: (i) facility operating expenses, which include labor, food, marketing and other direct facility expenses; (ii) facility development and pre-opening expenses, which include non-capitalized development expenses and pre-opening labor and marketing expenses; (iii) general and administrative expenses, which primarily include headquarters and regional staff expenses and other overhead costs; and (iv) depreciation and amortization. In anticipation of its growth plans, the Company made significant investments in its infrastructure in 1994 and, to a greater extent, in 1995 and the six months ended June 30, 1996 through the addition of headquarters and regional staff.

RESULTS OF OPERATIONS

     The following table sets forth certain data from the respective consolidated or combined statements of operations expressed as a percentage of operating revenue:

                                                                                     SIX MONTHS
                                                            YEARS ENDED                 ENDED
                                                           DECEMBER 31,               JUNE 30,
                                                     -------------------------     ---------------
                                                     1993      1994      1995      1995      1996
                                                                                     (UNAUDITED)
Operating revenue.................................   100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses:
  Facility operating expenses.....................    69.4(1)   52.9      56.4      56.2      60.0
  Facility development and pre-opening expenses...     1.9       0.8       3.1       2.4       3.1
  General and administrative......................     7.9      12.3      18.5      14.9      21.0
  Depreciation and amortization...................    10.9       9.3       8.1       8.1       8.6
                                                     -----     -----     -----     -----     -----
Income from operations............................     9.9      24.7      13.9      18.5       7.3
Other income (expense):
  Interest income.................................     1.2       1.7       3.3       3.3       3.3
  Interest expense:
     GECC mortgage interest expense...............      --     (16.3)    (41.1)    (27.2)    (22.9)
     Other interest expense.......................   (14.9)     (9.0)     (3.4)     (3.0)     (2.9)
                                                     -----     -----     -----     -----     -----
  Total interest expense..........................   (14.9)    (25.3)    (44.5)    (30.2)    (25.8)
  Equity in (losses) earnings on investments in
     unconsolidated partnerships..................    (0.4)      0.1        --       0.3       0.0
  Minority interest...............................     1.7       0.5        --      (0.1)      0.4
  Unusual charge..................................      --        --        --        --      (4.7)
                                                     -----     -----     -----     -----     -----
(Loss) income before extraordinary item...........    (2.5)      1.7     (27.2)     (8.2)    (19.5)
  Extraordinary item..............................      --       2.5        --        --        --
                                                     -----     -----     -----     -----     -----
Net (loss) income.................................    (2.5)%     4.2%    (27.2)%    (8.2)%   (19.5)%
                                                     =====     =====     =====     =====     =====

---------------
(1) Includes $2.7 million of rent expense related to six facilities leased in 1993 that were acquired in 1994. Excluding such rent expense, facility operating expenses as a percentage of operating revenue would have been 58.9%.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1995

     Operating Revenue. Operating revenue for the six months ended June 30, 1996 increased 14.8% to $21.0 million from $18.3 million in the six months ended June 30, 1995 due primarily to the growth in resident fees. Resident fees (including community fees and fees for Basic Care, Extended Care, Alzheimer's Care and other services) for the six months ended June 30, 1996 increased 14.0% to $19.5 million from $17.1 million in the six months ended June 30, 1995. This increase was due primarily to the inclusion of the Raleigh and Chanate Lodge facilities ($1.5 million) and an increase in the average daily resident fee ($0.8 million). Resident occupancy was 92.5% for the six months ended June 30, 1996 for owned facilities operated by the Company for at least 12 months, excluding facilities with temporary vacancies due to renovations or resident relocations ("Same Facilities"), compared to 91.8% for the six months ended June 30, 1995. Resident occupancy, including vacancies attributable to renovations at two facilities in order to meet requirements for accepting non-ambulatory residents and the relocation of non-ambulatory residents at a third facility, remained virtually unchanged at 90.0% for the six months ended June 30, 1996 compared to 90.1% for the six months ended June 30, 1995.

     The average daily resident fee (excluding community fees) for Same Facilities increased to $83 in the six months ended June 30, 1996 from $79 in the six months ended June 30, 1995 primarily due to an increase in the Basic Care rate and an increase in the number of residents receiving Extended Care and Alzheimer's Care services.

     Management services income for the six months ended June 30, 1996 increased by $0.3 million, or 27.2%, to $1.5 million from $1.2 million in the six months ended June 30, 1995 due to an increase in management fees and one-time consulting fees.

     Operating Expenses. Operating expenses for the six months ended June 30, 1996 increased 30.7% to $19.5 million from $14.9 million in the six months ended June 30, 1995. The increase in operating expenses in the six months ended June 30, 1996 is attributable primarily to growth in facility operating and general and administrative expenses.

     Facility operating expenses for the six months ended June 30, 1996 increased 22.8% to $12.6 million from $10.3 million in the six months ended June 30, 1995. As a percentage of operating revenue, facility operating expenses in the six months ended June 30, 1996 increased to 60.0% from 56.2% in the six months ended June 30, 1995. Of the $2.3 million increase in facility operating expenses in the six months ended June 30, 1996, $1.2 million is attributable to the opening of the Raleigh facility and the acquisition of the Chanate Lodge. Increased staffing, benefits, salaries and training at existing facilities accounted for $0.7 million. The balance of the increase, $0.4 million, was comprised of an increase in other general expenses.

     Facility development and pre-opening expenses for the six months ended June 30, 1996 increased $0.2 million to $0.6 million from $0.4 million in the six months ended June 30, 1995. This increase was primarily due to increased labor costs resulting from increased development efforts.

     General and administrative expenses in the six months ended June 30, 1996 increased 62.3% to $4.4 million from $2.7 million in the six months ended June 30, 1995. As a percentage of operating revenue, general and administrative expenses in the six months ended June 30, 1996 increased to 21.0% from 14.9% in the six months ended June 30, 1995. Of the $1.7 million increase in general and administrative expenses in the six months ended June 30, 1996, approximately 55.7% was related to labor costs, including a $0.7 million increase in salary and benefits expenses relating to the hiring of additional headquarters and regional office management staff in anticipation of the Company's growth plans, and $0.2 million related to salary increases and benefits for existing staff. The remaining $0.8 million increase is attributable to accounting, marketing, consulting, public relations, telephone, and other general expenses.

     Depreciation and amortization in the six months ended June 30, 1996 increased 21.9% to $1.8 million from $1.5 million in the six months ended June 30, 1995 primarily due to the opening of the Raleigh facility and acquisition of the Chanate Lodge facility and amortization of capitalized pre-opening costs over twelve months.

     Other income (expense). Interest income for the six months ended June 30, 1996 increased 15.6% to $0.7 million from $0.6 million in the six months ended June 30, 1995 primarily due to interest earned on $5.0 million of revenue bonds purchased in March 1995 (the Company has an option to purchase the facility subject to the revenue bonds, at any time, for fair market value). Interest expense for the six months ended June 30, 1996 decreased 1.9% to $5.4 million from $5.5 in the six months ended June 30, 1995 as a result of a decrease in GECC Mortgage interest. In June 1996, the Company paid approximately $8.6 million to GECC as payment in full of all participation interest due and payable pursuant to the GECC Mortgage. In addition, the Company paid GECC $8.0 million to be applied to prepay a portion of the variable rate indebtedness. GECC reduced the interest rate applicable to the outstanding portion of variable rate indebtedness from LIBOR plus 5.75% to LIBOR plus 3.75%.

     Unusual Charge. In order to avoid a possible change in the Company's ability to continue to manage the Annapolis and Pikesville facilities resulting from the reduction in the Founders' ownership interest in the Company following completion of the Company's initial public offering in June 1996, the Company made a $1.0 million cash payment to the third-party limited partner in these two facilities in exchange for the transfer to the Company by the third party of additional 1% partnership interests in each facility (with a total book value of $18,700) and the elimination of any requirement for the Founders to maintain a specified ownership interest in the Company. This was reflected as an unusual charge during the six months ended June 30, 1996.

     Net loss. The Company incurred a net loss of $4.1 million for the six months ended June 30, 1996, including the $1.0 million unusual charge, compared to a net loss of $1.5 million in the six months ended June 30, 1995. The net loss for the six months ended June 30, 1996 resulted primarily from a $4.6 million increase in operating expenses and the $1.0 million unusual charge described above offset, in part, by a $2.7 million increase in operating revenue. The Company did not recognize any Federal income tax expense in the six months ended June 30, 1996 because of such net loss.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

     Operating Revenue. Operating revenue for 1995 increased 9.7% to $37.3 million from $34.0 million in 1994 due primarily to the growth in resident fees. Resident fees (including community fees and fees for Basic Care, Extended Care, Alzheimer's Care and other services) for 1995 increased 8.1% to $34.8 million from $32.1 million in 1994. This increase was due primarily to $1.9 million of additional revenue generated by an increase in the Basic Care rate and the inclusion of a full year of resident fees of $1.4 million for the Gardner Park facility (opened in September 1994), and was offset partially by $0.8 million due to a decline in average resident occupancy. Resident occupancy fell from 94.8% to 91.7% in 1995 for Same Facilities. Resident occupancy was 89.6% in 1995 including vacancies attributable to renovating two facilities in order to meet requirements for accepting non-ambulatory residents and relocating non-ambulatory residents at a third facility. Same Facility resident occupancy declined in 1995 largely as a result of a decline in resident occupancy at two facilities. At these two facilities, the Company has made management changes and instituted new marketing programs. In addition, the Company strengthened its senior management team by hiring a new chief operating officer. See "Management."

     The average daily resident fee (excluding community fees) for Same Facilities increased 6.7% to $80 in 1995 from $75 in 1994 primarily due to a 4.4% increase in the average Basic Care rate from $68 in 1994 to $71 in 1995 and an increase in the number of residents receiving Extended Care and Alzheimer's Care services.

     Management services income for 1995 increased by $0.7 million, or 37.0%, to $2.5 million from $1.8 million in 1994 due to a $0.4 million, or 26.8%, increase in management fees related to a full year of income from four management contracts entered into in 1994, and from ancillary services totaling $0.3 million.

     Operating Expenses. Operating expenses for 1995 increased 25.3% to $32.0 million from $25.6 million in 1994. The increase in operating expenses in 1995 is attributable primarily to growth in facility operating expenses, facility development and pre-opening expenses and general and administrative expenditures related to building the Company's infrastructure in connection with its growth plans.

     Facility operating expenses for 1995 increased 16.8% to $21.0 million from $18.0 million in 1994. As a percentage of operating revenue, facility operating expenses in 1995 increased to 56.4% from 52.9% in 1994. Of the $3.0 million increase in facility operating expenses in 1995, $1.2 million was attributable to combination of salary increases for existing staff, increased facility-based staffing required to handle the increased number of residents receiving Extended Care or Alzheimer's Care and training of facility-based personnel. The balance of the increase, $1.8 million, was due to the inclusion of a full year of operations at the Gardner Park facility, other facility expenses such as food, marketing, and legal, the renovation and opening of a portion of the Village House facility providing assisted living services.

     Facility development and pre-opening expenses for 1995 increased $0.9 million to $1.2 million from $0.3 million in 1994. The increase was due to an increase in development activities. Labor costs increased $0.4 million, unrecoverable direct costs increased $0.6 million, and pre-opening expenses increased $0.1 million. These increases were offset by an increase in capitalized development expenses of $0.4 million.

     General and administrative expenses in 1995 increased 64.4% to $6.9 million from $4.2 million in 1994. As a percentage of operating revenue, general and administrative expenses in 1995 increased to 18.5% from 12.3% in 1994. Of the $2.7 million increase in general and administrative expenses in 1995, approximately 70.8% was related to labor costs including a $1.0 million increase in salary and benefits expenses relating to the hiring in 1995 of 33 additional headquarters and regional office management staff in anticipation of the Company's growth plans, and $0.9 million related to salary increases and benefits for existing staff. The remaining $0.8 million increase is attributable to marketing, consulting, and public relations and other general expenses.

     The provision for bad debts was $0.2 million and $0.1 million in 1995 and 1994, respectively. Receivable balances are reviewed on a monthly basis and a provision for bad debts is established as needed for those balances that in the judgment of management are uncollectible. During 1994, the Company also accrued $0.3 million to recognize anticipated losses on one of its management contracts. Also in 1994, the Company accrued $0.1 million in anticipation of actions taken by Virginia state and local authorities regarding licensure and state building code violations. No loss accruals were recorded in 1995. See "Risk
Factors -- Government Regulation."

     Depreciation and amortization in 1995 decreased 4.8% to $3.0 million from $3.2 million in 1994. In 1994, certain predecessor limited partnerships wrote off $0.2 million of deferred financing costs. These costs were expensed prior to June 8, 1994 when the Company acquired all minority ownership interests in the SALLP Properties utilizing a new debt facility.

     Other income (expense). Interest income for 1995 increased 117.3% to $1.2 million from $0.6 million in 1994 primarily due to a $0.4 million increase related to the purchase in 1995, for $5.0 million, of revenue bonds secured by a Company-managed facility and a $0.2 million increase due to higher cash balances related to the January 1995 private placement of Series A Convertible Preferred Stock. Interest expense for 1995 increased 92.8% to $16.6 million from $8.6 million in 1994. The increase in interest expense primarily was attributable to the GECC Mortgage. The GECC Mortgage interest expense increased by $4.2 million, or 79.4%, in 1995 reflecting the inclusion of an additional five months of interest compared to 1994. Interest expense for 1994 and 1995 includes $0.3 million and $0.5 million, respectively, of amortization expense, which relates to a $3.2 million loan discount recorded on the GECC Mortgage. Such discount is being amortized over the term of the GECC Mortgage. GECC Mortgage interest expense for 1995, totaling $5.4 million, represents accrual of interest expense relating to the 25% participation interest and is based upon an increase during 1995 in the estimated market value of facilities securing the GECC Mortgage.

     A Loan Modification Agreement with GECC was entered into in May 1996. Pursuant to the agreement, upon consummation of the Company's initial public offering on June 5, 1996, the Company paid GECC approximately $8.6 million as payment in full of all participation interest due and payable pursuant to the GECC Mortgage. In addition, the Company paid GECC $8.0 million to be applied to prepay a portion of the variable rate indebtedness. GECC reduced the interest rate applicable to the outstanding portion of variable rate indebtedness from LIBOR plus 5.75% to LIBOR plus 3.75%. Had the Company modified the GECC loan documents effective January 1, 1995, GECC Mortgage interest expense for 1995 would have been approximately $7.8 million as compared to $15.6 million.

     Interest expense related to other debt for 1995 decreased 58.8% to $1.3 million from $3.1 million in 1994, due to the repayment of $71.5 million of debt with a portion of the proceeds from the GECC Mortgage.

     Net (loss) income. The Company incurred a net loss of $10.1 million in 1995, compared to net income of $1.4 million (after a $0.9 million extraordinary item) in 1994. The net loss in 1995 resulted primarily from the $6.1 million of expense recorded in 1995 relating to the GECC Mortgage loan discount and participation interest and the $6.5 million increase in operating expenses, which were offset, in part, by the $3.3 million increase in operating revenue. The Company did not recognize any Federal income tax expense in 1995 because of such net loss. At December 31, 1995, the Company had net operating loss carryforwards for income tax purposes of approximately $3.9 million which expire in 2010. See Note 9 of Notes to Consolidated and Combined Financial Statements.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED DECEMBER 31, 1993

     Operating Revenue. Operating revenue for 1994 increased 32.7% to $34.0 million from $25.6 million in 1993 due primarily to the growth in resident fees. Resident fees for 1994 increased 33.9% to $32.1 million from $24.0 million in 1993. This increase was primarily due to the inclusion of a full year of resident fees from the Falls Church and Village House facilities, and the acquisition of the majority ownership interest in the Mercer Island facility which contributed $2.5 million and $1.9 million, respectively, to this increase. The remaining increase was a result of higher average resident occupancy. The average daily resident fee (excluding community fees) and the average Basic Care rate for Same Facilities of $75 and $68, respectively, was unchanged from 1993.

     Management services income for 1994 increased 14.0% to $1.8 million from $1.6 million in 1993 due to an increase in the number of facilities managed by the Company to 11 in 1994 from seven in 1993.

     Operating Expenses. Operating expenses for 1994 increased 10.9% to $25.6 million from $23.1 million in 1993. The increase in operating expenses in 1994 was primarily attributable to growth in general and administrative expenses and depreciation and amortization. Facility-based expenses were essentially flat in 1994 compared to 1993.

     Facility operating expenses for 1994 were $18.0 million compared to $17.8 million in 1993. Facility operating expenses for 1993 included $2.7 million of rental expense related to six facilities leased by the Company in 1993 that were acquired in 1994. Excluding such rent expense, facility operating expenses would have been $15.0 million in 1993, or 58.9% of operating revenue for that year compared to 52.9% for 1994. Before such rent expense in 1993, the facility operating expenses increased 19.4% to $18.0 million from $15.0 million in 1993. Of such increase, approximately $1.1 million was attributable to the inclusion of a full year of operations of the Falls Church and Village House facilities, $1.1 million was attributable to the acquisition of the Mercer Island facility that was managed by the Company in 1993 and $0.3 million was attributable to the opening of the Gardner Park facility in 1994. The remaining balance consists of a $0.9 million increase in labor costs offset, in part, by a $0.4 million decline in other operating expenses such as professional fees, advertising, taxes and utilities.

     Facility development and pre-opening expenses for 1994 decreased to $0.3 million from $0.5 million. This decrease was attributable to a $0.5 million increase in development labor costs offset by an increase of $0.7 million in capitalized costs. There were no capitalized costs in 1993 because there was limited internal development activity.

     General and administrative expenses in 1994 increased 105.6% to $4.2 million from $2.0 million in 1993 primarily due to an increase in salary and benefits expenses. As a percentage of operating revenue, general and administrative expenses in 1994 increased to 12.3% from 7.9% in 1993. Of the increase in general and administrative expenses in 1994, approximately 40.1% was related to salary and benefits expenses relating to salary increases and hiring of additional headquarters and regional office management staff. The additional increase was related to $0.4 million of bad debt and legal expense accruals, a $0.1 million increase in training and consulting fees, and increases in other general and corporate expenses such as marketing, telephone and rent.

     Depreciation and amortization for 1994 increased by 12.9% to $3.2 million from $2.8 million in 1993. The majority of this increase was related to $1.0 million of depreciation expense on the six facilities leased by the Company in 1993 that were acquired in 1994. In 1994, the Sunrise Entities increased the estimated useful life of property and equipment, which had the effect of reducing depreciation expense by $0.4 million.

     Other income (expense). Interest income for 1994 increased by $0.3 million to $0.6 million from $0.3 million in 1993. The increase in interest income is primarily attributable to higher cash balances from funds received as a result of the creation of a new debt facility in June 1994. Interest expense for 1994 increased by 125.5% to $8.6 million from $3.8 million in 1993, and is primarily attributable to seven months of interest expense on the GECC Mortgage. Interest expense on other debt declined 19.7% to $3.1 million from $3.8 million in 1993, primarily due to the repayment of $71.5 million of debt with a portion of the proceeds from the GECC Mortgage.

     Extraordinary item. In 1994, $3.4 million of second-trust mortgages related to two predecessor limited partnerships were pre-paid in full for $2.5 million. The prepayment at a discount was reflected as a $0.9 million extraordinary gain.

     Net (loss) income. The Company had net income (after the $0.9 million extraordinary item) of $1.4 million in 1994 compared to a net loss of $0.6 million in 1993. The improvement in operating results for 1994 resulted primarily from the $0.9 million gain recorded on the prepayment at a discount of the two second-trust mortgages and an $8.4 million increase in operating revenue, which were offset, in part, by $4.8 million of additional interest expense. For 1994 and prior periods, Sunrise Entities consisted of partnerships, limited liability companies or corporations that elected to be treated as S Corporations under the Internal Revenue Code of 1986, as amended. Accordingly, no provision or benefit for income taxes was made because taxable income or loss passed through to the owners of those entities.

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company has financed its operations from long-term borrowings, equity placements and offerings and cash generated from operations. In June 1994, the Company obtained the GECC Mortgage and used the proceeds to consolidate $71.5 million of debt on 15 facilities, as well as to finance the acquisition of all other interests in the limited partnerships and other entities that previously held such facilities. At June 30, 1996, the Company had $119.1 million of outstanding debt (excluding notes payable to affiliates) at a weighted average interest rate of 8.4%. Of such amount, the Company had $79.9 million of fixed-rate debt (excluding a $2.1 million loan discount on the GECC Mortgage) at a weighted average interest rate of 8.3%, $41.3 million of variable-rate debt at a weighted average interest rate of 8.7%. The GECC Mortgage includes a requirement that the Founders continue to own at least 25% of the outstanding shares of Common Stock and that one of the Founders serve as Chairman of the Board and President of the Company. See Note 8 of Notes to Consolidated and Combined Financial Statements. In January 1995, the Company issued and sold 2,444,444 shares of Series A Convertible Preferred Stock in a private placement for which the Company received gross proceeds of $22.0 million. In January 1996, the Company issued and sold 1,000,000 shares of Series B Exchangeable Preferred Stock, receiving $10.0 million in net proceeds. On June 5, 1996, the Company completed its initial public offering. Upon completion of the initial public offering, the outstanding shares of Series A Convertible Preferred Stock converted automatically into an equal number of shares of Common Stock. The net proceeds to the Company from the initial public offering were approximately $104.3 million. As of June 30, 1996, uses of the net proceeds included $16.6 million in partial payment of the Company's long-term debt, the redemption of all of the outstanding shares of Series B Exchangeable Preferred Stock for $10.2 million and the development of additional Sunrise assisted living facilities. Working capital increased to $66.4 million at June 30, 1996, compared to $2.1 million as of December 31, 1995, primarily from the net proceeds received from the initial public offering. After giving effect to the acquisition of the Southeast Properties, working capital, on a pro forma basis, at June 30, 1996 totaled $31.9 million.

     Cash provided by operating activities was $0.9 million for 1995, as compared to $2.7 million for 1994 and $3.1 million for 1993. Cash used for operating activities was $0.2 million for the six months ended June 30, 1996, including a $1.0 million payment to a third-party limited partner which was charged to earnings. Without the $1.0 million payment, operating activities would have provided $0.8 million for the six months ended June 30, 1996. Unrestricted cash balances were $6.3 million, $8.1 million and $3.3 million at December 31, 1995, 1994 and 1993, respectively. At June 30, 1996, the unrestricted cash balance was $22.7 million.

     Net cash used in investing activities totaled $17.9 million, $17.0 million and $4.2 million in 1995, 1994 and 1993, respectively. Net cash used in investing activities was $84.2 million for the six months ended June 30, 1996. The Company's investing activities included $12.8 million, $10.7 million and $3.2 million in 1995, 1994 and 1993, respectively, and $33.9 million for the six months ended June 30, 1996, related to the Company's development activities. Investing activities in 1995 included the purchase of $5.4 million carrying value of tax exempt mortgage revenue bonds. Investing activities in 1994 included the purchase of minority interests in 15 facilities using net proceeds of $5.5 million from the GECC Mortgage. See Note 4 of Notes to Consolidated and Combined Financial Statements.

     During 1995, the Company's financing activities provided net cash of $15.1 million compared to $19.1 million and $1.9 million provided in 1994 and 1993, respectively. Financing activities provided net cash of $100.8 million for the six months ended June 30, 1996. Cash was provided by the Company's initial public offering, described above, as well as $14.9 million provided by additional borrowings. In June 1996, the Company paid GECC $8.6 million as payment in full of GECC's 25% participating interest in cash flow and appreciation in the value of certain properties. In addition, the Company prepaid $8.0 million of its variable rate debt, paid $0.3 million in dividends to holders of Series B Exchangeable Preferred Stock, and $0.8 million in various financing costs. All shares of Series B Exchangeable Preferred Stock have been redeemed. In 1995, $16.8 million was provided by additional borrowings relating primarily to the construction of facilities, and $20.2 million in net proceeds was provided by the issuance of Series A Convertible Preferred Stock. In addition, $9.6 million in cash distributions were made in 1995. During 1994, the Company consolidated its permanent financing on 15 facilities. Net cash provided by additional borrowings amounted to $25.1 million. The Company received cash contributions of $3.6 million and paid out dividends and distributions during 1994 totaling $10.5 million. In 1993, amortization of principal amounts outstanding exceeded new borrowings by $0.7 million. See Note 6 of Notes to Consolidated and Combined Financial Statements.

     The Company's growth strategy contemplates the development during the next three years of at least 55 of its model facilities with a capacity of approximately 4,950 residents. To date, the Company has obtained zoning approval for 25 new facilities with a resident capacity of 2,215 residents, including 16 facilities under construction, and has entered into contracts to purchase 15 additional sites and to lease two additional sites, and is negotiating purchase terms for 11 additional sites. During the next three years the Company also plans to acquire up to 10 assisted living facilities or other properties that can be repositioned as Sunrise assisted living facilities. In March 1996, the Company obtained a $13.0 million unsecured credit facility to be used for development and acquisitions and working capital needs. The credit facility is for a term of five years. Advances under the facility bear interest at a rate per annum, fluctuating daily, equal to one and one-half of one percent plus the greater of (i) the lender's prime lending rate and (ii) the Federal funds rate plus one-half of one percent. The Company has issued the lender a warrant for 50,000 shares at an exercise price of $17.00 per share.

     The Company also has obtained a commitment (subject to certain conditions including syndication) from a financial institution for an $80.0 million line of credit for construction and interim loans to finance the development of up to 10 assisted living facilities by a wholly owned subsidiary of the Company. To date, of this total line of credit, the Company has closed $58.0 million. The Company guaranteed the repayment of all amounts outstanding under this line of credit. The line of credit is for a term of five years and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all other assets of the subsidiary. Advances under the facility bear interest at rates from LIBOR plus 1.7% to 2.9%. As part of this line, the Company has entered into a swap transaction whereby effective during the period June 18, 1998 through June 18, 2001, outstanding advances of up to $19.0 million under this line of credit, or other LIBOR floating rate debt, bear interest at a fixed rate based on a fixed LIBOR base rate of 7.3%. Construction of all 10 facilities to be financed by the lines of credit must be commenced within 18 months of the closing of the line of credit. There were no borrowings on these lines of credit at June 30, 1996.

     The Company's financing documents contain financial covenants and other restrictions that (i) require the Company to meet certain financial tests and maintain certain escrows of funds, (ii) require that the Founders maintain ownership of at least 25% of the Common Stock and that one of them serve as Chairman of the Board and President of the Company, (iii) require consent for changes in management or control of the Company, (iv) limit, among other things, the ability of the Company and certain of its subsidiaries to borrow additional funds, dispose of assets and engage in mergers or other business combinations, and (v) prohibit the Company from operating competing facilities within certain distances from mortgaged facilities. See "Risk Factors -- Adverse Consequences of Indebtedness and Other Obligations of the Company."

     The estimated cost to complete and lease up the 55 new Sunrise model facilities targeted for completion over the next three years is between $410 million and $550 million, which substantially exceeds the net proceeds of the Offering and existing working capital and financing arrangements. The Company currently estimates that the net proceeds of the Offering, together with existing working capital and financing commitments and financing expected to be available, will be sufficient to fund its development and acquisition programs for at least the next 18 months. Substantial additional financing will be required to complete the Company's growth plans and to refinance existing indebtedness if cash flows from operations do not increase as a result of planned growth. There can be no assurance that such financing will be available on acceptable terms. See "Risk Factors -- Need for Additional Financing."

     At June 30, 1996, the Company had stockholders' equity of $92.9 million compared to a stockholders' deficit of $31.8 million at December 31, 1995. The change resulted primarily from (i) adding the receipt of net proceeds from the Company's initial public offering of $104.3 million, conversion of Series A Convertible Preferred Stock to an equal number of common shares for $24.0 million, $1.1 million from other common shares issued including the exercise of stock options granted, and $0.1 million from the issuance of common stock warrants, and (ii) subtracting $0.7 million relating to dividends and other distributions paid and a net loss for the six months ended June 30, 1996 of $4.1 million.

SUBSEQUENT EVENTS

     ACQUISITION OF SOUTHEAST PROPERTIES. On October 8, 1996, the Company completed its acquisition from Laing Properties & Subsidiaries, Inc. of five facilities located in the southeast United States (the "Southeast Properties") for an aggregate purchase price of $34.0 million in cash with no debt assumed. The five facilities consist of 498 total units providing primarily independent and assisted living services. One of the facilities also has a 26-bed skilled nursing floor. These facilities had combined revenues of $9.9 million in 1995 and $5.4 million for the six months ended June 30, 1996, and had combined net income (losses) of $(32,000) and $195,000, respectively, for these periods. After giving effect to the acquisition of the Southeast Properties at the beginning of the respective periods, the Company had a pro forma net loss of $8.5 million and $3.1 million for 1995 and for the first six months of 1996, respectively. See "Recent Developments," "Selected Financial, Operating and Pro Forma Data" and "Unaudited Pro Forma Consolidated Financial Statements."

     AFFILIATION AGREEMENT WITH JEFFERSON HEALTH SYSTEM. On October 8, 1996, the Company entered into an affiliation agreement with Jefferson Health System ("JHS"), an integrated health care system located in Philadelphia, Pennsylvania, pursuant to which JHS has agreed to provide residents of Sunrise facilities located in the Philadelphia metropolitan region, on a preferred (but non-exclusive) basis, with access to certain health care services offered by JHS. Such health care services may include hospital services, physician services, rehabilitation services, home health services and products and mental health services. See "Recent Developments."

     CREDIT FACILITY. On October 3, 1996, a subsidiary of the Company received from GMAC Commercial Mortgage Corporation a commitment for a $51.0 million revolving construction credit facility. The credit facility provides for construction and interim loans to finance the development of up to seven assisted living facilities. The Company has agreed to guarantee the repayment of all amounts outstanding under this credit facility. The credit facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and liens on receivables. Advances under the credit facility bear interest at rates ranging from LIBOR plus 2.25% to 2.60%. See "Recent Developments."

     CONTINGENT ACQUISITION OF CALIFORNIA PROPERTIES. On October 8, 1996, the Company entered into a purchase and sale agreement subject to certain conditions, including satisfactory completion by the Company of financial, accounting, regulatory and property due diligence over the next 60 days, to acquire two facilities located in Southern California for $30.8 million in cash. The California Properties consist of 258 total units providing independent and assisted living services. Assuming the Company elects to proceed with the transaction following the completion of its due diligence review, the closing of the transaction would likely take place in the first quarter of 1997. Given the contingent nature of the purchase and sale agreement, there can be no assurance that the acquisition will be consummated. See "Recent Developments."

IMPACT OF CERTAIN ACCOUNTING STANDARDS

     In March 1995, the Company purchased all of the outstanding mortgage revenue bonds used to finance a facility managed by the Company. At June 30, 1996, these bonds had an aggregate carrying value of $5.6 million and are classified as available for sale in accordance with Financial Accounting Standards Board Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. At June 30, 1996, the Company also had $50.0 million of short-term investments classified as available for sale. As a result of such classifications, unrealized holding gains or losses, net of the related tax effect, is recorded as a separate component of stockholders' (deficit) equity. At June 30, 1996, the net carrying cost of the bonds and short-term investments approximated market value and, accordingly, there were no unrealized holding gains or losses, net of the related tax effect, on these bonds and investments at that date. See Note 5 of Notes to Consolidated and Combined Financial Statements.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. These disclosure requirements are effective for fiscal years beginning after December 15, 1995, or upon initial adoption of the statement, if earlier. The Company adopted Statement No. 123 in the first quarter of 1996 and elected to continue to account for stock-based compensation arrangements under APB Opinion No. 25.

IMPACT OF INFLATION

     Resident fees from Company-owned assisted living facilities and management services income from facilities operated by the Company for third parties are the primary sources of revenue for the Company. These revenues are affected by daily resident fee rates and facility occupancy rates. The rates charged for the delivery of assisted living services are highly dependent upon local market conditions and the competitive environment in which the facilities operate. In addition, employee compensation expense is the principal cost element of property operations. Employee compensation, including salary increases and the hiring of additional staff to support the Company's growth plans, has recently had a negative impact on operating margins and may continue to do so in the foreseeable future.

     Substantially all of the Company's resident agreements are for terms of one year and allow, at the time of renewal, for adjustments in the daily fees payable thereunder, and thus may enable the Company to seek increases in daily fees due to inflation or other factors. Any such increase would be subject to market and competitive conditions and could result in a decrease in occupancy of the Company's facilities. The Company believes, however, that the short-term nature of its resident agreements generally serves to reduce the risk to the Company of the adverse effect of inflation. There can be no assurance that resident fees will increase or that costs will not continue to increase due to inflation or other causes.

                                    BUSINESS

OVERVIEW

     Sunrise is a leading provider of assisted living services to the elderly. The Company currently operates 32 facilities in 11 states with a capacity of approximately 2,800 residents, including 28 facilities owned by the Company or in which it has ownership interests and four facilities managed for third parties. The Company had revenues of $37.3 million in 1995 and $21.0 million for the six months ended June 30, 1996, and incurred net losses of $10.1 million and $4.1 million, respectively, for these periods. Approximately 99% of these revenues were derived from private pay sources.

     The Company's three-year growth objective is to develop at least 55 new Sunrise assisted living facilities with a capacity of approximately 4,950 residents. To date, the Company has obtained zoning approval for 25 new facilities with a resident capacity of 2,215, including 16 facilities currently under construction. The Company has also entered into contracts to purchase 15 additional sites and to lease two additional sites, and is negotiating purchase terms for 11 additional identified sites. Since the first Sunrise facility opened in 1981, the Company has developed 24 facilities, 16 of which it currently owns, and has completed all but one of the facilities for which it obtained zoning approval. In addition to its construction and development plans, the Company plans to acquire up to 10 additional facilities over the next three years.

     The Company's objective is to capitalize on its 15-year history as a pioneer and leading provider in the assisted living industry and on the growing demand for assisted living as the preferred setting for elderly care. The Company's strategy is to (i) provide high-quality personalized resident care and services, (ii) provide a full range of assisted living services, (iii) rapidly develop the Sunrise model in targeted markets, (iv) maintain the depth and quality of its management team, (v) pursue acquisitions and contract management opportunities, (vi) achieve the benefits of regional density by clustering facilities, and (vii) develop strategic alliances with integrated health care delivery systems.

THE ASSISTED LIVING INDUSTRY

     The Company believes that the assisted living industry is emerging as a preferred alternative to meet the growing demand for a cost-effective setting in which to care for the elderly who do not require the more intensive medical attention provided by a skilled nursing facility but cannot live independently due to physical or cognitive frailties. In general, assisted living represents a combination of housing and 24-hour a day personal support services designed to aid elderly residents with activities of daily living ("ADLs"), such as bathing, eating, personal hygiene, grooming and dressing. Certain assisted living facilities may also provide assistance to residents with low acuity medical needs, or may offer higher levels of personal assistance for incontinent residents or residents with Alzheimer's disease or other forms of dementia. Annual expenditures in the assisted living industry have been estimated to be approximately $12 billion, including facilities ranging from "board and care" to full-service assisted living facilities such as those operated by the Company. The Company believes that consumer preference and demographic trends will allow assisted living to remain one of the fastest growing segments of elder care.

     The assisted living industry is highly fragmented and characterized by numerous small operators. The scope of assisted living services varies substantially from one operator to another. Many smaller assisted living providers do not operate in purpose-built facilities, do not have professionally trained staff, and may provide only limited assistance with low-level care activities. The Company believes that few assisted living operators provide a comprehensive range of assisted living services, such as Alzheimer's care and other services designed to permit residents to "age in place" within the facility as they develop further physical or cognitive frailties.

     The Company believes that assisted living is one of the fastest growing segments of elder care and will continue to experience significant growth due to the following:

     CONSUMER PREFERENCE. The Company believes that assisted living is increasingly becoming the setting preferred by prospective residents and their families in which to care for the frail elderly. Assisted living offers residents greater independence and allows them to age in place in a residential setting, which the Company believes results in a higher quality of life than that experienced in more institutional or clinical settings, such as skilled nursing facilities.

     FAVORABLE DEMOGRAPHIC TRENDS. As illustrated below, the number of seniors 85 years and older is estimated to increase by approximately 42% during the 1990s from 3.1 million seniors in 1990 to approximately 4.3 million seniors in 2000. It is estimated that total U.S. population will increase by approximately 11% during the same period. It is further estimated that approximately 35% of the population of seniors over age 85 need assistance with ADLs and more than one-half of such seniors develop Alzheimer's disease or other forms of dementia. In addition, the growing affluence of the elderly has made assisted living more affordable.

                       85 YEARS AND OVER
                FASTEST GROWING POPULATION IN U.S.


                                  1990       2000
                                  ----       ----
             85 YEARS AND OVER     0%         42%

             TOTAL POPULATION      0%         11%

Source: U.S. Bureau of Census

     SUPPLY/DEMAND IMBALANCE. As illustrated below, the supply of skilled nursing home beds per 1,000 persons 85 years of age and older is declining. This decline may be attributed to several factors, including the aging of the population and the implementation of moratoriums on the granting of certificates of need for new skilled nursing facilities. In addition, many skilled nursing facilities are focusing on higher acuity patients with higher reimbursement profiles. As a result, fewer skilled nursing beds are available for the increasing number of elderly who need assistance with ADLs but do not require significant medical attention. The Company believes that the supply of assisted living beds has increased substantially since 1980 to satisfy a portion of this demand.

                     DECLINE IN NURSING BEDS PER THOUSAND
                      FOR INDIVIDUALS 85 YEARS OR OLDER


                      1967     1976     1980     1986     1990     2000E
                      ----     ----     ----     ----     ----     -----
BEDS PER THOUSAND     540       690      650      540      500      350

Source: U.S. Bureau of Census

     COST ADVANTAGES. Studies show that the annual cost per patient for skilled nursing care averaged approximately $35,000 in 1993. This average includes both government and private payors. In contrast, the annual per patient cost for assisted living care averaged approximately $24,000 in 1993. Because rates paid by private pay patients in skilled nursing facilities are much higher than government reimbursement rates, the comparable cost advantage of assisted living over a private pay skilled nursing facility rate is even greater. The Company also believes that the cost of assisted living compares favorably with home health care, particularly when the costs associated with housing and meal preparation are added to the costs of home health care.

     CHANGING FAMILY DYNAMICS. As a result of the growing number of two-income families, many children are not able to care for elderly parents in their own homes. Two-income families are, however, better able to provide financial support for elderly parents. In addition, other factors, such as the growth in the divorce rate and single-parent households, as well as the increasing geographic dispersion of families, have contributed to the growing inability of children to care for aging parents in the home.

THE SUNRISE OPERATING PHILOSOPHY

     The Sunrise approach to assisted living is a unique combination of operating philosophy and a signature facility design. Since the first Sunrise facility opened in 1981, the Company's operating philosophy has been to provide care and services to its residents in a residential environment in a manner that: "nurtures the spirit, protects privacy, fosters individuality, personalizes services, enables freedom of choice, encourages independence, preserves dignity and involves family and friends." The Company believes that its operating philosophy is one of its strengths. Furthermore, in implementing its philosophy, the Company continuously seeks to refine and improve the care and services it offers. The elements of the operating philosophy focus on: the involvement of the resident and the resident's family in important care giving decisions; the Company's proprietary training programs for its management, Administrators and Care Managers; the Company's quality assurance programs; the full range of assisted living services offered by the Company; and the architecture and purpose-built design of Sunrise's "Victorian" model facilities.

THE SUNRISE STRATEGY

     The principal elements of the Company's strategy are as follows:

     PROVIDE HIGH-QUALITY PERSONALIZED RESIDENT CARE AND SERVICES. The Company strives to provide its residents with the highest quality personalized care and services. During the admission process, the Company develops a care plan for each resident based on a professional assessment and family consultation. The care plan is updated periodically by the Company, the resident and family members based upon the individual needs of the resident. The Company also has an extensive quality assurance program directed by regional- and facility-based nurses and other staff who periodically review performance of Care Managers, as well as other staff, and conduct monthly facility inspections.

     PROVIDE A FULL RANGE OF ASSISTED LIVING SERVICES. The Company provides a full range of assisted living services, which enables its residents to age in place. The Company also offers special care programs for those residents who suffer from Alzheimer's disease or other forms of dementia. As a result, residents are able to continue living in a Sunrise facility unless they develop medical conditions requiring institutional care available only in a skilled nursing facility or acute care hospital.

     RAPIDLY DEVELOP THE SUNRISE MODEL IN TARGETED MARKETS. During the next three years, the Company plans to develop at least 55 of its "Victorian" model facilities in major metropolitan areas and surrounding suburban markets throughout the United States. To date, the Company has obtained zoning approval for 25 new facilities, including 16 facilities currently under construction, and has entered into contracts to purchase 15 additional sites and to lease two additional sites, and is negotiating purchase terms for 11 additional identified sites. Since the first Sunrise facility opened in 1981, the Company has developed 24 facilities, 16 of which it currently owns, and completed all but one of the facilities for which it obtained zoning approval. The Company believes it is well-positioned to achieve its growth plans based on its reputation as a high-quality provider of assisted living services, as well as its proven model facility and its experienced development team.

     MAINTAIN DEPTH AND QUALITY OF MANAGEMENT TEAM. In anticipation of its rapid development plans, the Company has made a significant investment in actively recruiting and developing a management team with extensive experience in the long-term care and assisted living industries. The Company believes that the depth and experience of its over 90-person headquarters and regional management team is unmatched in the assisted living industry and positions the Company to effectively manage its growth plans. The Company's 12 most senior operations managers have an average of 12 years experience in the assisted living industry. The Company has also created formal training programs for its management personnel, Administrators and Care Managers.

     PURSUE ACQUISITIONS AND MANAGEMENT CONTRACT OPPORTUNITIES. During the next three years, the Company plans to acquire up to 10 additional assisted living facilities or other properties (excluding the five Southeast Properties) that can be repositioned as Sunrise assisted living facilities. The Company anticipates that the majority of these acquisitions will be targeted at new markets as a method of entering the market more quickly than the development process would otherwise permit. In other cases, the Company may enter into facility management contracts to establish or expand its market presence. The Company is actively pursuing acquisition opportunities and has had discussions with a number of potential sellers regarding potential acquisition transactions. Possible acquisition transactions are in the early stage of review by the Company. Except for the purchase and sale agreement for the California Properties, the Company has not entered into any agreements with respect to any additional material acquisitions.

     ACHIEVE THE BENEFITS OF REGIONAL DENSITY BY CLUSTERING FACILITIES. The Company's development and acquisition strategies focus on clustering facilities to achieve maximum regional density. This allows the Company to achieve operational and management efficiencies while delivering high-quality care and services within its target markets. Regional density also allows the Company to benefit from community familiarity with assisted living generally and the Sunrise model in particular.

     DEVELOP STRATEGIC ALLIANCES WITH INTEGRATED HEALTH CARE DELIVERY
SYSTEMS. The Company is developing alliances with hospital systems to strategically position itself within evolving integrated health care delivery systems in its markets. Such alliances will facilitate residents' access to an expanded range of health care services. The Company believes its assisted living programs can serve these evolving health care systems by offering the frail elderly high quality care in a cost effective setting.

SERVICES

     The Company offers a full range of assisted living services based upon individual resident needs. Upon admission, the Company, the resident and the resident's family assess the level of care required and jointly develop a specific care plan. This care plan includes selection of resident accommodations and determination of the appropriate level of care. The care plan is periodically reviewed and updated by the Company, the resident and the resident's family. By offering a full range of services, including Basic Care, Extended Care, Medication Management and Alzheimer's Care, the Company can accommodate residents with a broad range of service needs and enable residents to age in place. In addition, upon admission the Company generally charges each new resident a one-time community fee typically equal to two months of daily resident fees, which is refundable on a prorated basis if the resident leaves the facility during the first 90 days. Daily resident fees are periodically revised based on modifications to a resident's care plan.

     The average daily resident fee for Same Facilities was approximately $83 for the six months ended June 30, 1996, $80 for 1995 and $75 for each of 1994 and 1993. The average daily Basic Care rate for Same Facilities was approximately $73 for the six months ended June 30, 1996, $71 for 1995 and $68 for each of 1994 and 1993.

  BASIC CARE

     The Company's Basic Care program is provided to all residents and includes: assistance with ADLs, such as eating, bathing, dressing, personal hygiene, and grooming; three meals per day served in a common dining room (including two seating times per meal); coordination of special diets; 24-hour security; emergency call systems in each unit; transportation to physician offices, stores and community services; assistance with coordination of physician care, physical therapy and other medical services; health promotion and related programs; personal laundry services; housekeeping services; and social and recreational activities.

  EXTENDED CARE

     Through the Company's Extended Care program, residents who require more frequent or intensive assistance or increased care or supervision due to incontinence or wandering are provided extra care and supervision. The Company charges an additional daily fee based on additional staff hours of care and services provided. The Extended Care program allows the Company, through consultation with the resident, the resident's family and the resident's personal physician, to create an individualized care and supervision program for residents who might otherwise have to move to a more medically intensive facility. At June 30, 1996, approximately 51% of the Company's assisted living residents participated in the Extended Care program.

  MEDICATION MANAGEMENT

     Many of the Company's residents also require assistance with medications. To the extent permitted by state law, the Medication Management program includes the storage of medications, the distribution of medications as directed by the resident's physician and compliance monitoring. The Company charges an additional fixed daily fee for this service. At June 30, 1996, approximately 54% of the Company's assisted living residents participated in the Medication Management program.

  ALZHEIMER'S CARE

     The Company believes its Alzheimer's Care program distinguishes it from many other assisted living providers who do not provide such specialized care. The Alzheimer's Care program provides the attention, care programs and services needed to help cognitively impaired residents maintain a higher quality of life. Specially trained staff provide Basic Care and other specifically designed care and services to cognitively impaired residents in separate areas of facilities. The Company charges each cognitively impaired resident a daily fee that includes one hour of additional staff time per day. Cognitively impaired residents who require additional care and services pay a higher daily rate based on additional staff hours of care and services provided. At June 30, 1996, approximately 23% of the Company's assisted living residents participated in the Alzheimer's Care program.

THE SUNRISE "VICTORIAN" MODEL FACILITY

     The Company's signature Victorian model facility, first designed in 1985, is a freestanding, residential-style facility with a capacity of 80 to 120 residents. The building ranges in size from approximately 40,000 to 60,000 square feet and is built generally on sites ranging from two to five acres. Approximately 40% of the building is devoted to common areas and amenities, including reading rooms, family or living rooms and other areas (such as bistros and ice cream parlors) designed to promote interaction among residents. The Company has four basic building plan designs, which provide it with flexibility in adapting the model to a particular site. The building is usually two or three stories and of steel frame construction built to institutional health care standards but strongly residential in appearance. The interior layout is designed to promote a home-like environment, efficient delivery of resident care and resident independence.

     Resident units are functionally arranged to provide a "community-within-a-community" atmosphere. The model facility may be configured with as many as eight different types of resident units, including double occupancy units, single units and two- and three-room suites. Sitting areas on each floor serve as a family or living room. The ground level typically contains a kitchen and common dining area, administrative offices, a laundry room, a private dining room, library or living room, and bistro or ice cream parlor. Typically, one floor or one or two wings of a facility contain resident units and common areas, including separate dining facilities, specifically designed to serve residents with Alzheimer's disease or other special needs.

     The architectural and interior design concepts incorporate the Sunrise operating philosophy of protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting. The Company believes its model facility meets the desire of many individuals to move to a new residence at least as comfortable as their former home. The Company believes that its residential environments also accomplish several other objectives, including: (i) lessening the trauma of change for elderly residents and their families; (ii) achieving operational efficiencies through proven designs; (iii) facilitating resident mobility and ease of access by care givers; and (iv) differentiating the Company from other assisted living and long-term care operators.

OWNED FACILITIES

     The table below sets forth certain information regarding owned facilities or facilities in which Sunrise has an ownership interest:

                                                        YEAR          DEVELOPED      SUNRISE
                                                      OPENED BY          OR           MODEL       RESIDENT       OWNERSHIP
         FACILITY                   LOCATION           SUNRISE        ACQUIRED       FACILITY     CAPACITY     PERCENTAGE(1)
Sunrise of Oakton              Oakton, VA                1981       Acquired(2)                        51         100.0%
Sunrise of Leesburg            Leesburg, VA              1984       Acquired(2)                        35          100.0
Sunrise of Warrenton           Warrenton, VA             1986       Acquired(2)                        37          100.0
Sunrise of Arlington           Arlington, VA             1988       Developed         'X'              58          100.0
Sunrise of Bluemont Park       Arlington, VA             1990                                                      100.0
  Potomac                                                           Developed         'X'              59
  Shenandoah                                                        Developed         'X'              77
  James                                                             Developed         'X'              59
Sunrise of Mercer Island       Seattle, WA               1990       Developed         'X'              59          100.0
Sunrise of Fairfax             Fairfax, VA               1990       Developed         'X'              59          100.0(3)
Sunrise of Queen Anne          Seattle, WA               1991       Acquired                          136           33.3(4)
Sunrise of Frederick           Frederick, MD             1992       Developed         'X'              86          100.0
Sunrise of Countryside         Sterling, VA              1992                                                      100.0
  East Building                                                     Developed(5)      'X'              66
  West Building                                                     Developed(5)      'X'              64
Sunrise of Gunston             Lorton, VA                1992       Developed(5)      'X'              67          100.0
Sunrise of Atrium              Boca Raton, FL            1992       Acquired                          210          100.0
Sunrise of Falls Church        Falls Church, VA          1993       Developed         'X'              66          100.0
Sunrise of Village House       Gaithersburg, MD          1993       Acquired                          155(6)        80.0
Sunrise of Towson              Towson, MD                1994       Developed         'X'              66           13.9(7)
Sunrise of Gardner Park        Peabody, MA               1994       Developed         'X'              59           50.0(7)(8)
Sunrise of Annapolis           Annapolis, MD             1995       Developed         'X'              88           51.0(8)(9)
Chanate Lodge                  Santa Rosa, CA            1996       Acquired                          120          100.0
Sunrise of Raleigh             Raleigh, NC               1996       Developed         'X'              93           50.0(8)(10)
Sunrise of Pikesville          Pikesville, MD            1996       Developed         'X'             103           51.0(8)(9)
Huntcliff Summitt              Atlanta, GA               1996       Acquired                          235          100.0(11)(12)
Sunrise of Northshore          St. Petersburg, FL        1996       Acquired                          162          100.0(11)(13)
Sunrise of Augusta             Augusta, GA               1996       Acquired                           39          100.0(11)
Sunrise of Columbus            Columbus, GA              1996       Acquired                           26          100.0(11)
Sunrise of Greenville          Greenville, SC            1996       Acquired                           36          100.0(11)
                                                                                                  --------
         Total                                                                                      2,371
                                                                                                  ========

---------------
 (1) Fifteen of the wholly owned facilities (Oakton, Leesburg, Warrenton, Arlington, Bluemont Park (three facilities), Mercer Island, Fairfax, Frederick, Countryside (two facilities), Gunston, Atrium and Falls Church) serve as collateral for the GECC Mortgage. Eight other owned facilities are subject to one or more mortgages or deeds of trust that mature between 1998 and 2033 and bear interest at rates ranging from 6.875% to 8.75% annually as of June 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and
     Note 8 of Notes to Consolidated and Combined Financial Statements. All facilities that are wholly owned by the Company are consolidated in the Consolidated and Combined Financial Statements. The Village House, Gardner Park and Raleigh facilities are held by limited liability companies or limited partnerships in which the Company holds the ownership interests indicated in the table. The Company is the general partner or managing member of such entities and through the partnership or operating agreements and the management agreements for the facilities the Company controls their ordinary course business operations.

     Therefore, the Village House, Gardner Park and Raleigh facilities are also consolidated in the Consolidated and Combined Financial Statements. The ordinary course business operations of the Queen Anne, Towson, Annapolis and Pikesville facilities are not currently controlled by the Company and, therefore, are accounted for under the equity method of accounting.

 (2) Each of these facilities has been redeveloped in a manner consistent with the Sunrise model.

 (3) Subject to long-term ground lease. See "Certain Transactions."

 (4) This property is held as a tenancy-in-common. The remaining ownership interests are owned by unaffiliated third parties. The Company manages this facility pursuant to a management contract that is subject to annual renewal at the option of the owners.

 (5) These facilities were initially developed by the Company for third parties and were subsequently acquired by the Company in 1992.

 (6) This facility is licensed for 40 assisted living residents. The remainder of the resident capacity is for independent living residents.

 (7) The remaining ownership interests are owned by third parties. Sunrise manages each of these facilities.

 (8) A current officer and a former employee of the Company each have a 25% ownership interest in this facility. Sunrise has the right to acquire these minority ownership interests for fair market value, as determined by an appraiser mutually agreeable to the parties.

 (9) Commencing on June 1, 1998, the third-party owner of the remaining interests in the limited partnership that owns this facility ("the Partnership") has the right to require the Company to buy the facility from the Partnership for 112 1/2% of its "appraised fair market value" as mutually agreed upon by the parties or, if they cannot agree, as determined by an appraiser mutually selected by the parties. Commencing three years after the date that the certificate of occupancy is received for the facility (November 1998 for Annapolis and April 1999 for Pikesville) and continuing for two years thereafter, the Company has the right to give written notice to such third-party owner that it desires to buy the facility from the Partnership for 112 1/2% of its appraised fair market value. If the Company has not given such notice during such two-year period, then the Company will be deemed to have given such notice. Such third-party owner will then give notice either that it consents to such a sale of the facility or that it does not consent. If the third-party does not consent to such sale, the management agreement for the facility with the Company would be extended for an additional seven-year period. After the expiration of such seven-year period, the third-party would have the right to require the Company to purchase, and the Company would have the right to purchase, the facility from the Partnership at 115% of appraised fair market value. If any person or entity acquires ownership of more than 50% of the outstanding voting stock of the Company (other than the Company, any subsidiary of the Company, the Founders or any affiliate, associate or the estate of either Founder), then the put rights held by the third party owner become immediately exercisable.

(10) On the earlier of the date that this facility has maintained an occupancy of 84 residents for 30 consecutive days or August 22, 1998, the Company has the option to purchase all or any part of the third-party interests in the limited liability company that owns this facility. If the Company's purchase option is exercised prior to July 28, 1999, the price will be the greater of (i) $0.8 million, if purchased before July 28, 1997, $1.2 million, if purchased between July 28, 1997 and July 28, 1998, and $1.5 million, if purchased between July 28, 1998 and July 27, 1999; or (ii) the third party's 50% interest multiplied by the net value of the limited liability company's business as determined by applying a 12.5% capitalization rate to the net operating income of the limited liability company, and subtracting limited liability company liabilities, all as determined by the accountant regularly employed by the limited liability company. If Sunrise elects to exercise its option on or after July 28, 1999, the purchase price of the third-party interest shall be determined by an appraiser mutually agreeable to the parties.

(11) The Company intends to use these facilities as collateral for financing.

(12) This facility is licensed for 24 assisted living residents. The remainder of the resident capacity is for independent living residents. Excludes 13 units owned by the occupants thereof. The occupants can require the Company to repurchase the units for their original purchase prices (aggregating approximately $2.0 million) under certain circumstances. The Company has a right to purchase the units at fair market value upon the happening of certain events and has a right of first refusal on sales of the units.

(13) This facility is licensed for 26 skilled nursing residents. The remainder of the resident capacity is for assisted living residents.

MANAGED FACILITIES

     The Company also manages facilities for third-party owners. The following table sets forth certain information regarding facilities currently being managed by the Company or for which the Company has entered into development contracts which provide that the Company will manage the facility following completion of construction:

                                                 SUNRISE                                     CONTRACT
                                                  MODEL      RESIDENT       INITIAL         EXPIRATION
         FACILITY                LOCATION        FACILITY    CAPACITY    CONTRACT DATE         DATE
Woodbury Lake                Deptford, NJ          'X'           87        March 1993      June 2001(1)
Mill Run(2)                  Bristol, PA                        186        April 1992       April 1997
Lincolnia(3)                 Fairfax, VA                         84        June 1989        June 1997
John Bertram House           Salem, MA                           32        June 1994        Oct. 1998
Mount Laurel                 Mount Laurel, NJ      'X'           90       May 1994(4)       July 2021
Boston                       Boston, MA                         139       July 1995(5)      Jan. 2002
                                                                ---
          Total                                                 618
                                                             ======

---------------
(1) This contract is subject to two five-year renewals. Pursuant to the management agreement, the Company has a right of first refusal to purchase this facility if the owner receives a bona fide offer to purchase the facility during the term of the management agreement.

(2) The Company owns $5.4 million carrying value of tax exempt mortgage bonds on this facility. See Note 5 of Notes to Consolidated and Combined Financial Statements.

(3) The Company does not provide financial or accounting services for this facility.

(4) This facility is currently under construction. The Company has entered into a development contract for this facility which provides that the Company will begin managing Mt. Laurel for a 25-year period following completion of construction.

(5) This facility is currently under construction. The Company anticipates this facility will begin operations on or about December 1997. The Company has entered into a development contract for this facility which provides that the Company will begin managing the facility for a three-year period following completion of construction. This facility is licensed for 139 continuing care retirement community residents.

     The Company also manages two skilled nursing facilities, Pembrook and Prospect Park, located in West Chester and Prospect Park, Pennsylvania. The Pembrook facility has 240 beds and the Prospect Park facility has 180 beds. Both of these facilities are owned by a single unaffiliated nonprofit corporation. The management contracts for these facilities were initially entered into in May 1994 and expire in April 1999. The owner of these facilities has the option to terminate the management agreements in May 1997. The Company does not provide financial or accounting services for these facilities.

FACILITY DEVELOPMENT

     The Company targets sites for development located in major metropolitan areas and their surrounding suburban communities. In evaluating a prospective market, the Company considers a number of factors, including population, income and age demographics, target site visibility, probability of obtaining zoning approvals, estimated level of market demand and the ability to maximize management resources in a specific market by clustering its development and operating activities.

     The Company has developed 24 of its Victorian model facilities, 16 of which it currently owns. During the next three years, the Company plans to develop at least 55 additional Victorian model facilities with an aggregate capacity of over 4,950 residents. To date, the Company has obtained zoning approval for 25 new facilities, including 16 facilities currently under construction, and has contracts to purchase 15 additional sites and to lease two additional sites, and is currently negotiating purchase terms for 11 additional identified sites. Historically, the Company has completed all but one of the facilities for which it has obtained zoning approval. The Company bases its development upon its "Victorian" model facility that it has developed and refined since the first model facility was designed in 1985. Use of a standard model allows the Company to control development costs, maintain facility consistency and improve operational efficiency. Use of the Sunrise model also creates "brand" awareness in the Company's markets. See "Risk Factors -- Development and Construction Risks" and "-- Need for Additional Financing."

     The primary milestones in the development process are (i) site selection and contract signing, (ii) zoning and site plan approval and (iii) completion of construction. Once a market has been identified, site selection and contract signing typically take approximately one to three months. Zoning and site plan approval generally take 10 to 12 months and are typically the most difficult steps in the development process due to the Company's selection of sites in established communities which usually require site rezoning. Facility construction normally takes 12 months. The Company believes its extensive development experience gives it an advantage relative to certain of its competitors in obtaining necessary governmental approvals and completing construction in a timely manner. After a facility receives a certificate of occupancy, residents usually begin to move in immediately. Since 1993, the total capitalized cost to develop, construct and open a Sunrise model facility, including land acquisition and construction costs, has ranged from approximately $5.5 million to $9.2 million. The cost of any particular facility may vary considerably based on a variety of site-specific factors.

     The Company's development activities are coordinated by its experienced 18-person development staff, which has extensive real estate acquisition, engineering, general construction and project management experience. Architectural design and hands-on construction functions are usually contracted to experienced outside architects and contractors.

     The following table sets forth certain information regarding Sunrise model facilities that either are owned and under construction or are subject to purchase contracts and zoned:

                                                                   ESTIMATED
                                                  DEVELOPMENT      COMPLETION     RESIDENT     OWNERSHIP
         FACILITY                LOCATION          PHASE(1)         DATE(2)       CAPACITY     PERCENTAGE
Sunrise of Blue Bell         Philadelphia, PA    Construction      4th Q 1996          97         100.0%
                             metro region
Sunrise of Columbia          Columbia, MD        Construction      4th Q 1996          96         100.0
Sunrise of Hunter Mill       Hunter Mill, VA     Construction      1st Q 1997          96         100.0
Sunrise of Petaluma          Petaluma, CA        Construction      1st Q 1997          84         100.0(3)(5)
Sunrise of Abington          Philadelphia, PA    Construction      2nd Q 1997          97         100.0
  Building I                 metro region
Sunrise of Abington          Philadelphia, PA    Construction      2nd Q 1997          71         100.0
  Building II                metro region
Sunrise of Granite Run       Philadelphia, PA    Construction      2nd Q 1997          95         100.0
                             metro region
Sunrise of Severna Park      Severna Park, MD    Construction      2nd Q 1997          99          50.0(4)(5)
  Building I
Sunrise of Severna Park      Severna Park, MD    Construction      2nd Q 1997          74          50.0(4)(5)
  Building II
Sunrise of Franconia         Franconia, VA       Construction      2nd Q 1997          98         100.0
Sunrise of Rockville         Rockville, MD       Construction      3rd Q 1997          86         100.0
Sunrise of Alexandria        Alexandria, VA      Construction      3rd Q 1997          92         100.0(6)
Sunrise of Old Tappan        Old Tappan, NJ      Construction      3rd Q 1997          95         100.0
Sunrise of Morris Plains     Morris Plains, NJ   Construction      3rd Q 1997          95         100.0
Sunrise of Wayne             Wayne, NJ           Construction      4th Q 1997          90         100.0
Sunrise of Westfield         Westfield, NJ       Construction      4th Q 1997          95         100.0
Sunrise of Norwood           Boston, MA              Zoned       2nd half 1997         90         100.0
                             metro region
Sunrise of North Fulton      Atlanta, GA             Zoned       2nd half 1997         97         100.0
                             metro region
Sunrise of Fresno            Fresno, CA              Zoned       2nd half 1997         84         100.0(3)(5)
Sunrise of Wayland           Boston, MA              Zoned       2nd half 1997         68         100.0
                             metro region
Sunrise of East Cobb         Atlanta, GA             Zoned       2nd half 1997         96         100.0
                             metro region
Sunrise of Decatur           Decatur, GA             Zoned       2nd half 1997         96         100.0
Sunrise of Haverford         Haverford, PA           Zoned       1st half 1998         73         100.0
Sunrise of Glen Cove         Glen Cove, NY           Zoned       1st half 1998         80         100.0
Sunrise of Cohasset          Cohasset, MA            Zoned       1st half 1998         71         100.0
                                                                                    -----
    Total                                                                           2,215
                                                                                    =====

---------------
(1) The Columbia, Blue Bell, Hunter Mill, Alexandria and Rockville facilities under construction are subject to one or more mortgages or deeds of trust that mature between April 2001 and April 2003 and bear interest at rates currently averaging approximately 7.9%. The Abington, Granite Run, Franconia, Old Tappan, Morris Plains, and Wayne facilities are financed under one of the Company's credit facilities and are subject to one or more mortgages or deeds of trust that mature June 2001 and currently bear interest at a rate of approximately 8.3%.

(2) There can be no assurance that construction delays will not be experienced. See "Risk Factors -- Development and Construction Risks."

(3) Not a Sunrise model facility. Sunrise has entered into an operating lease with a third-party owner/developer who will complete the facility under a design reviewed and approved by Sunrise.

(4) The remaining ownership interests are owned by unaffiliated third parties. Sunrise is the general partner or managing member of the limited partnership or limited liability company, respectively, that will lease the facility.

(5) Will be operated under a 15-year operating lease, with two 10-year extension options.

(6) Subject to a long-term ground lease.

     The Company has entered into purchase contracts for 15 additional sites and leases for two additional sites in Maryland, Pennsylvania, New Jersey, Connecticut, New York, Georgia, Colorado, California and Washington. The Company has completed preliminary feasibility studies and submitted rezoning requests on 14 of such sites and is conducting preliminary feasibility studies on the remaining sites. The Company's development team is negotiating purchase terms on 11 additional sites identified for development.

FACILITY ACQUISITIONS

     The Company and its predecessors have completed 12 acquisitions, including the five Southeast Properties, five acquisitions of long-term care facilities which have been repositioned to provide Sunrise assisted living services and two acquisitions of Sunrise model facilities initially developed for third parties. During the next three years, the Company plans to acquire up to 10 additional assisted living facilities or other properties that can be repositioned as Sunrise assisted living facilities. In evaluating possible acquisitions, the Company considers, among other factors, (i) location, construction quality, condition and design of the facility, (ii) current and projected facility cash flow, (iii) the ability to increase revenue, occupancy and cash flow by providing a full range of assisted living services, (iv) costs of facility repositioning (including renovations, if any) and (v) the extent to which the acquisition will complement the Company's development plans.

COMPANY OPERATIONS

  OPERATING STRUCTURE

     The Company has centralized accounting, finance and other operational functions at the corporate headquarters and regional office levels in order to allow facility-based personnel to focus on resident care, consistent with the Company's operating philosophy. Headquarters staff members in Fairfax, Virginia are responsible for: the establishment of Company-wide policies and procedures relating to, among other things, resident care, facility design and facility operations; billing and collection; accounts payable; finance and accounting; management of the Company's development and acquisition activities; development of employee training materials and programs; and providing overall strategic direction to the Company. Regional staff are responsible for: overseeing all aspects of facility-based operations, including marketing activities; resident care; the hiring of Administrators, Care Managers and other facility-based personnel; compliance with applicable local and state regulatory requirements; and implementation of the Company's development and acquisition plans within a given geographic region.

     The Company is currently organized into four regions (Mid-Atlantic, Pennsylvania/New Jersey, New England and Western). Each of the regions is headed by a Regional Senior Vice President with extensive experience in the long-term care and assisted living industries. The regional staff typically consists of a Marketing Specialist, a Resident Care Specialist and a Human Resources Specialist. The Company's two largest regions also have separate Marketing Specialists for existing facilities and those in development, an Activities Specialist, a Regulatory Specialist, a Dietary Specialist and a Maintenance Specialist. The Company expects that all regions will create similar staff positions as the number of facilities in those regions increases.

  FACILITY STAFFING

     Each of the Company's facilities has an Administrator responsible for the day-to-day operations of the facility, including quality of care, social services and financial performance. Each Administrator receives specialized training from the Company. The Company believes that the quality and size of its facilities, coupled with its competitive compensation philosophy, have enabled it to attract high-quality, professional Administrators. The Administrator is supported by the Director of Resident Care, a nurse who oversees the Care Managers and is directly responsible for day-to-day care of the residents, and by the Director of Community Relations, who oversees marketing and outreach programs. Other key positions include the Director of Dining Services, the Activities Director, and in certain homes, the Director of Alzheimer's Care.

     Care Managers, who work on full-time, part-time and flex-time schedules, provide most of the hands-on resident care, such as bathing, dressing and other personalized care services (including housekeeping, meal service and resident activities). To the extent permitted by state law, nurses, or Care Managers who complete a special training program, supervise the storage and distribution of medications. The use of Care Managers to provide substantially all services to residents has the benefits of consistency and continuity in resident care. In most cases, the same Care Manager assists the resident in dressing, dining and coordinating daily activities. The number of Care Managers working in a facility varies according to the level of care required by the residents of the facility and the numbers of residents receiving Alzheimer's Care and Extended Care services. The number of Care Managers ranges from three (Leesburg facility) to 20 (Atrium facility) on the day shifts and from two Care Managers (Leesburg) to seven Care Managers (Atrium) on the night shift.

     The Company believes that its facilities can be most efficiently managed by maximizing direct resident and staff contact. Employees involved in resident care, including the administrative staff, are trained in the Care Manager duties and participate in supporting the care needs of the residents. Accounting functions are centralized so that administrative staff may devote substantially all of their time to care giving.

  STAFF EDUCATION AND TRAINING

     The Company has attracted, and continues to seek, highly dedicated, experienced personnel. The Company has adopted formal training procedures and review and evaluation procedures to help ensure quality care for its residents. The Company believes that education, training and development enhance the effectiveness of its employees. All employees are required to complete the Company's training program, which centers around its proprietary "Five-Star Educational Program." This program includes a core curriculum consisting of care basics, Alzheimer's care, resident care procedures and communication skills. For Care Managers who desire to advance into facility management, the Five-Star Education Program provides additional training in medical awareness and management skills. There are also leadership certifications in areas such as community relations, facility management, recruiting, staffing, human resources and regulations. Sunrise also has developed an "Administrator-in-Training ("AIT") Program" that places an Administrator trainee in an existing facility to learn the position based on hands-on experience and direct supervision from a current Administrator. This program has trained over 30 Administrators since 1985. The AIT Program is intended to ensure that enough Sunrise-trained professionals will be available to manage acquired and newly developed facilities.

  QUALITY ASSURANCE

     The Company coordinates quality assurance programs at each of its facilities through its corporate headquarters staff and through its regional offices. The Company's commitment to quality assurance is designed to achieve a high degree of resident and family member satisfaction with the care and services provided by the Company. In addition to ongoing training and performance reviews of Care Managers and other employees, the Company's quality control measures include:

     Family and Resident Feedback. The Company surveys residents and family members on a regular basis to monitor the quality of services provided to residents. Approximately 30 days after moving into a facility, a resident or family member is surveyed by a Sunrise representative to inquire about their initial level of satisfaction. Thereafter, annual written surveys are used to appraise and monitor the level of satisfaction of residents and their families. A toll-free telephone line also is maintained which may be used at any time by a resident's family members to convey comments.

     Regular Facility Inspections. Facility inspections are conducted by regional vice presidents and other regional staff on at least a monthly basis. These inspections cover: the appearance of the exterior and grounds; the appearance and cleanliness of the interior; the professionalism and friendliness of staff; resident care plans; the quality of activities and the dining program; observance of residents in their daily living activities; and compliance with government regulations.

     Third-Party Reviews. To further evaluate customer service, the Company engages an independent service evaluation company to "mystery shop" the Company's facilities. These professionals assess the

Company's performance from the perspective of a customer, without the inherent biases of a Company employee. Each facility is "shopped" at least three times per year in person, as well as one or more times per month by telephone. To evaluate medication management, third-party pharmacists conduct periodic reviews of on-site handling and storage of medications, record-keeping and coordination of medications.

  MARKETING AND SALES

     The Company's marketing strategy is intended to create awareness of the Company and its services among potential residents and their family members and referral sources, such as hospital discharge planners, physicians, clergy, area agencies for the elderly, skilled nursing facilities, home health agencies and social workers. A central marketing staff develops overall strategies for promoting the Company throughout its markets and monitors the success of the Company's marketing efforts. Each regional office generally has at least one Marketing Specialist and each facility typically has a Director of Community Relations who oversees marketing and outreach programs. In addition to direct contacts with prospective referral sources, the Company also relies on print advertising, yellow pages advertising, direct mail, signage and special events, such as grand openings for new facilities, health fairs and community receptions.

     Approximately six months prior to opening a facility, the Company opens its pre-leasing center and begins marketing to referral sources. At that time, the Company's staff also begins to accept deposits from prospective residents. Since 1993, the Company's new development facilities have been at least 45% preleased when opened, and such facilities have achieved, on average, 90% occupancy within 10 months or less after opening.

  THIRD-PARTY RESIDENT SERVICES

     While the Company serves the vast majority of a resident's needs with its own staff, certain services, such as physician care, infusion therapy, physical and speech therapy and other home health care services, may be provided to residents at Sunrise facilities by third parties. Company staff assist residents in locating qualified providers for such health care services. On October 8, 1996, the Company entered into an affiliation agreement with Jefferson Health System ("JHS"), an integrated health care system located in Philadelphia, Pennsylvania, pursuant to which JHS has agreed to provide residents of Sunrise facilities located in the Philadelphia metropolitan region, on a preferred (but non-exclusive) basis, with access to certain health care services offered by JHS. Such health care services may include hospital services, physician services, rehabilitation services, home health services and products and mental health services. See "Recent Developments."

COMPETITION

     Providers of assisted living and related services compete for residents primarily on the basis of quality of care, price, reputation, physical appearance of the facilities, services offered, family and physician preferences and location. As assisted living receives increased attention, the Company believes that competition will grow from new local and regional companies that operate, manage and develop assisted living facilities within the same geographic areas as the Company. Some of the Company's existing and potential competitors have significantly greater resources than does the Company. See "Risk Factors -- Competition."

GOVERNMENT REGULATION

     The Company's facilities are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities, although requirements vary from state to state. In general, these requirements address, among other things: personnel education, training, and records; facility services, including administration of medication, assistance with self-administration of medication, and limited nursing services; monitoring of resident wellness; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities, including in some states the right to receive certain health care services from providers of a resident's choice. Certain of the Company's facilities are also licensed to provide independent living services which generally involve lower levels of resident assistance. In several states in which the Company operates or intends to operate, assisted living facilities also require a certificate of need before the facility can be opened. In most states, assisted living facilities also are subject to state or local building code, fire code and food service licensure or certification requirements. Like other health care facilities, assisted living facilities are subject to periodic survey or inspection by governmental authorities. From time to time in the ordinary course of business, the Company receives deficiency reports. The Company reviews such reports and seeks to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed facility where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. In March 1996, Maryland state officials imposed a $3,000 civil money fine against the Company for survey deficiencies at three Kensington, Maryland facilities formerly managed by the Company. The Company appealed such fine and in August 1996 paid $2,000 in settlement of such fine. In May 1996, one of the Pennsylvania nursing home facilities managed by the Company received notice from the Pennsylvania Department of Health of a survey report stating that the facility was not in compliance with the requirements of participation for the Medicare and Medicaid programs. Therefore, the Pennsylvania agency survey report stated that a civil monetary penalty of $50 to $3,000 per day would be imposed for the period beginning March 12, 1996, the date the facility was first alleged to be out of compliance, until the date the alleged deficiencies were corrected. The owner of the facility appealed such fine and in October 1996, paid the Health Care Financing Administration approximately $18,000 in settlement of such fine. Any failure by the Company to comply with applicable requirements could have a material and adverse effect on the Company's business, financial condition and results of operations. Regulation of the assisted living industry is evolving and the Company's operations could also be adversely affected by, among other things, future regulatory developments such as mandatory increases in scope and quality of care to be afforded residents and revisions to licensing and certification standards. Increased regulatory requirements could increase costs of compliance with such requirements.

     Virginia state and local authorities initiated actions in 1995 alleging that the Company permitted non-ambulatory residents to reside at the Company's Gunston and Countryside facilities in violation of state licensure requirements and the state building code. The Company entered into consent decrees, pursuant to which it agreed to permit only ambulatory residents to reside at the facilities until the buildings had been upgraded to meet more stringent fire code requirements for non-ambulatory residents. During 1995, the Company made capital improvements to these two facilities at an aggregate cost of approximately $1.1 million. The Company is awaiting the issuance of new licenses that would enable non-ambulatory residents to reside at these facilities. During 1995, the Company also relocated non-ambulatory residents from another Company-owned facility in Virginia whose license prohibits non-ambulatory residents. In 1995, a local Maryland housing agency, citing a number of factors, including a desire to seek competitive pricing bids, consideration of other uses for the property and past survey results, advised the Company that it intended to put the management contract for the Kensington facilities out for bid when the existing management contract with the Company expired. The management contract has been awarded to a third party effective September 1, 1996.

     The Company also is subject to Federal and state anti-remuneration laws, such as the Medicare/ Medicaid anti-kickback law which govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. Similar state laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company. See "Risk
Factors -- Government Regulation."

     Management is not aware of any non-compliance by the Company with applicable regulatory requirements that would have a material adverse effect on the Company's financial condition or results of operations.

EMPLOYEES

     At June 30, 1996, the Company had 1,877 employees, including 1,208 full-time employees, of which 86 were employed at the Company's headquarters. The Company believes employee relations are very good.

LEGAL PROCEEDINGS

     The Company is involved in various lawsuits and claims arising in the normal course of business. In the opinion of management of the Company, although the outcomes of these suits and claims are uncertain, in the aggregate they should not have a material adverse effect on the Company's business, financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning each of the Company's directors and executive officers:

                    NAME                      AGE            POSITION(S) WITH THE COMPANY
Paul J. Klaassen(1).........................  39     Chairman of the Board of Directors, President
                                                     and Chief Executive Officer
Teresa M. Klaassen(1).......................  41     Executive Vice President, Secretary and
                                                     Director
David W. Faeder(1)..........................  40     Executive Vice President, Chief Financial
                                                     Officer and Director
Timothy S. Smick............................  45     Executive Vice President, Chief Operating
                                                     Officer and Director
Thomas B. Newell............................  39     Executive Vice President and General Counsel
                                                     of the Company and President of Sunrise
                                                     Development, Inc.
Brian C. Swinton............................  51     Executive Vice President, Sales and Marketing
Ronald V. Aprahamian(2)(3)(4)...............  50     Director
Thomas J. Donohue(2)(3)(4)..................  57     Director
Richard A. Doppelt(4).......................  41     Director
Scott F. Meadow(2)(3).......................  42     Director
Darcy J. Moore..............................  39     Director

---------------
(1) Member of the Executive Committee.

(2) Member of the Stock Option Committee.

(3) Member of the Compensation Committee.

(4) Member of the Audit Committee.

     Messrs. Doppelt and Meadow and Ms. Moore have been designated as Series A directors, Messrs. Aprahamian and Donohue have been designated as non-management directors and Messrs. Klaassen and Faeder and Ms. Klaassen have been designated as management directors, pursuant to the Stockholders' Agreement dated as of January 4, 1995 among the Company, Paul J. Klaassen, Teresa M. Klaassen and the Series A Investors (the "Stockholders' Agreement"). The Stockholders' Agreement terminated upon completion of the Company's initial public offering.

     Paul J. Klaassen, a co-founder of the Company, has served as Chairman of the Board, President and Chief Executive Officer since 1981. Mr. Klaassen is the founding Chairman of the Assisted Living Facilities Association of America ("ALFAA"), the largest assisted living industry trade association. Mr. Klaassen also serves on the editorial advisory boards of Contemporary Long Term Care, Retirement Housing Report, Assisted Living Today and Assisted Living Briefing magazines.

     Teresa M. Klaassen, a co-founder of the Company, has served as a director and Executive Vice President and Secretary since 1981. Ms. Klaassen is a founding member of ALFAA and currently serves on the boards of directors of several long-term care organizations.

     David W. Faeder has served as a director, Executive Vice President and Chief Financial Officer since 1993. From 1991 to 1993, Mr. Faeder was a Vice President of CS First Boston Corporation, serving in both the investment banking and fixed income departments. From 1984 to 1991, Mr. Faeder served as a Vice President of Morgan Stanley, where he worked in the Real Estate Capital Markets Group.

     Timothy S. Smick has served as Executive Vice President and Chief Operating Officer of the Company since February 1996 and was appointed as a director of the Company in October 1996. From 1994 to 1996, Mr. Smick was a senior housing consultant to LaSalle Advisory, Ltd., a pension fund advisory company. From

1984 to 1994, Mr. Smick was the Chairman and Chief Executive Officer of PersonaCare, Inc., a company which he co-founded and which provided subacute, skilled nursing and assisted living care. From 1979 to 1981, Mr. Smick was the Regional Operations Director for Manor Healthcare, a division of ManorCare, Inc., a long-term care company.

     Thomas B. Newell has served as Executive Vice President and General Counsel of the Company and President of Sunrise Development, Inc. since January 1996. From 1989 to January 1996, Mr. Newell was a partner with the law firm of Watt Tieder & Hoffar, where his practice concentrated on all aspects of commercial and real estate development transactions and where he represented the Company for more than five years.

     Brian C. Swinton joined the Company as Executive Vice President, Sales and Marketing, on May 31, 1996. From January 1994 to April 1996, Mr. Swinton was a Senior Vice President of Forum Group, Inc., a developer and operator of retirement communities and assisted living facilities, where his responsibilities included marketing, sales and product development. From 1986 to 1994, Mr. Swinton served as Vice President, Sales, Marketing and Product Development at Marriott International, where he was responsible for designing, developing, marketing and the initial operations of the Brighton Gardens assisted living concept.

     Ronald V. Aprahamian has been a director of the Company since February 1995. Mr. Aprahamian has been Chairman of the Board of The Compucare Company, a health care information technology company, since 1988. He served as Chief Executive Officer of Compucare from 1988 until 1996. Mr. Aprahamian also is a director of Metrocall, Inc., a paging company.

     Thomas J. Donohue has been a director of the Company since February 1995. Mr. Donohue has been the President and Chief Executive Officer of the American Trucking Association, the national trade organization of the trucking industry since 1984. Mr. Donohue is a director of: the National Football League Alumni Association; IPAC, an international consulting firm; Newmyer Associates, a Washington, D.C. firm that tracks and analyzes public policy; and the Hudson Institute. In addition, Mr. Donohue served on the President's Commission on Intermodal Transportation.

     Richard A. Doppelt has been a director of the Company since January 1995. Mr. Doppelt is Venture Group Manager of Allstate Venture Capital, a division of Allstate Insurance Company. He has been a member of Allstate Venture Capital since 1987. Prior to joining Allstate, he practiced as a corporate attorney with the law firm of Morrison & Foerster. Mr. Doppelt is a director of several privately held companies.

     Scott F. Meadow has been a director of the Company since February 1996. Mr. Meadow also served as a director of the Company from December 1994 to August 1995. Mr. Meadow has been a Vice President of The Sprout Group, the venture capital division of DLJ Capital Corporation, since February 1996. From 1992 to 1995, Mr. Meadow was a General Partner of Frontenac Company, a venture capital firm. From 1982 to 1992, he was a general partner of William Blair Venture Partners, a venture capital firm. Mr. Meadow is a director of several privately held companies.

     Darcy J. Moore has been a director of the Company since February 1996. Ms. Moore has been a General Partner of Frontenac Company, a venture capital firm, since 1992. From 1990 to 1992, Ms. Moore served as an Associate of the venture capital firm of William Blair Venture Partners. Ms. Moore is a director of:
Healthcare Resource Management, Inc., a radiology services company; EMC Squared, a health care demand management company; and ElderHealth, Inc., an elder care company.

     The Board of Directors is divided into three classes, each consisting of approximately one-third of the total number of directors. There are currently nine directors. Class I directors, consisting of Messrs. Klaassen, Doppelt and Smick, will hold office until the 1998 annual meeting of stockholders; Class II directors, consisting of Ms. Klaassen, Ms. Moore and Mr. Aprahamian, will hold office until the 1999 annual meeting of stockholders; and Class III directors, consisting of Messrs. Faeder, Meadow and Donohue will hold office until the 1997 annual meeting of stockholders. Paul J. Klaassen and Teresa M. Klaassen are husband and wife. No other family relationship exists among the Company's directors and officers.

COMMITTEES OF THE BOARD OF DIRECTORS

     Executive Committee. The members of the Executive Committee are Messrs. Klaassen and Faeder and Ms. Klaassen. The Executive Committee has been delegated all of the powers of the Board of Directors to the extent permitted under the Delaware General Corporation Law.

     Audit Committee. The members of the Audit Committee are Messrs. Aprahamian, Donohue and Doppelt, all of whom are non-employee directors. The Audit Committee, among other things, makes recommendations concerning the engagement of independent auditors, reviews the results and scope of the annual audit and other services provided by the Company's independent auditors and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee. The members of the Compensation Committee are Messrs. Donohue, Aprahamian and Meadow, all of whom are non-employee directors. The Compensation Committee makes recommendations to the full Board of Directors concerning salary and bonus compensation and benefits for executive officers of the Company.

     Stock Option Committee. The members of the Stock Option Committee are Messrs. Aprahamian, Meadow and Donohue, all of whom are non-employee directors. The Stock Option Committee has the power and authority to take all actions and make all determinations under the Company's 1995 and 1996 Stock Option Plans, including the grant of options thereunder.

COMPENSATION OF DIRECTORS

     Non-employee directors are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors. In 1995, Messrs. Aprahamian and Donohue each received a grant of a ten-year non-incentive stock option for 6,666 shares of Common Stock at an exercise price of $3.00 per share, which vested upon completion of the Company's initial public offering. In 1996, they each received grants of ten-year non-incentive stock options for 3,334 shares of Common Stock at an exercise price of $10.50 per share, which also vested upon completion of the Company's initial public offering, and 15,000 shares of Common Stock at an exercise price of $20.00 per share, which will vest one-third on each anniversary date thereof.

1996 DIRECTORS' STOCK OPTION PLAN

     Any director who is a member of the Board of Directors who is not an officer or employee of the Company or any of its subsidiaries (other than a Series A director) is eligible to receive options under the Company's 1996 Directors' Stock Option Plan (the "Director Plan"). An aggregate of 50,000 shares of Common Stock are reserved for issuance to participants under the Director Plan. Each non-employee director whose commencement of service is after April 25, 1996, the effective date of the Director Plan, and before termination of the Plan shall be granted an initial option, as of the date of the director's commencement of service, to purchase 10,000 shares of Common Stock. An additional option to purchase 5,000 shares of Common Stock will be granted immediately after each subsequent annual meeting of the Company's stockholders (commencing with the 1997 annual meeting) occurring before the Director Plan terminates to each non-employee director who is then serving on the Board. In the event of any changes in the Common Stock by reason of stock dividends, split-ups, recapitalizations, mergers, consolidations, combinations or other exchanges of shares and the like, appropriate adjustments will be made by the Board of Directors to the number of shares of Common Stock available for issuance under the Director Plan, the number of shares subject to outstanding options and/or the exercise price per share of outstanding options.

     Options granted under the Director Plan give the option holder the right to purchase Common Stock at a price fixed in the stock option agreement executed by the option holder and the Company at the time of grant. The option exercise price will not be less than the fair market value of a share of Common Stock on the date the option is granted. "Fair market value" for purposes of the Director Plan generally will be equal to the closing price for the Common Stock on the day prior to the date of grant. The period for exercising an option begins six months after the option is granted and generally ends ten years from the date the option is granted.

Options granted under the Director Plan vest immediately. All options to be granted under the Director Plan will be non-incentive stock options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1995, Messrs. Aprahamian, Donohue and Meadow served on the Compensation Committee. In 1993, Mr. Donohue, jointly with his wife, made a capital contribution of $500,000 in exchange for a 30% membership interest in Sunrise Village House LLC, a limited liability company (the "LLC") that owns the Village House facility. At that time, the Company owned a 50% membership interest in, and was the managing member of, the LLC, and managed the facility pursuant to a management contract that expires in 2003. Distributions made by the LLC to the Donohues in 1993, 1994 and 1995 aggregated $18,700, $35,616 and $40,295, respectively. On May 28, 1996, the Company purchased the Donohues' 30% interest in the LLC in exchange for 52,500 shares of Common Stock. The purchase price was determined based on a valuation of the facility prepared by the Company based primarily upon a capitalization of net operating income from the facility. The Donohues have incidental registration rights with respect to their shares. On January 4, 1995 and on January 14, 1996, DLJ Capital Corporation and Sprout Growth II, L.P. (entities affiliated with Mr. Meadow) purchased an aggregate of 733,333 shares of Series A Convertible Preferred Stock at $9.00 per share and an aggregate of 300,000 shares of Series B Exchangeable Preferred Stock at $10.00 per share, respectively. The Series A Convertible Preferred Stock converted into an equal number of shares of Common Stock upon completion of the Company's initial public offering and the Series B Preferred Stock was redeemed by the Company for $10.00 per share (plus any accrued but unpaid dividends) with a portion of the net proceeds of the initial public offering.

     The Company has entered into a Registration Agreement with the Series A Investors. For a description of the terms of the Registration Agreement, see "Description of Capital Stock -- Registration Rights."

     Scott F. Meadow, a director of the Company, is an executive officer of The Sprout Group, the venture capital division of DLJ Capital Corporation. DLJ Capital Corporation, a Selling Stockholder in the Offering, is an affiliate of DLJ, the lead managing underwriter of the Offering. See "Underwriting."

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

     The following table sets forth certain summary information concerning the compensation paid to the Company's Chief Executive Officer and each of the other two most highly compensated executive officers whose salary exceeded $100,000 in 1995 for services rendered in all capacities to the Company for fiscal 1995. The table also sets forth certain summary information concerning the compensation rate for three other individuals who became executive officers subsequent to fiscal 1995. All of the executive officers named below are referred to herein as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION/
                                                                         AWARD
                                                                      ------------
                                                                       SHARES OF
                                              ANNUAL COMPENSATION     COMMON STOCK
                                              -------------------      UNDERLYING         ALL OTHER
      NAME AND PRINCIPAL POSITION(S)                SALARY             OPTIONS(1)      COMPENSATION(2)
Paul J. Klaassen...........................        $ 200,000                  --           $ 2,310
  Chairman of the Board, President and
  Chief Executive Officer
Teresa M. Klaassen.........................          100,000                  --             1,818
  Executive Vice President and Secretary
David W. Faeder............................          175,000             491,667             2,310
  Executive Vice President and Chief
  Financial Officer
Timothy S. Smick(3)........................          175,000             166,667                --
  Executive Vice President and Chief
  Operating Officer
Thomas B. Newell(4)........................          175,000             155,002                --
  Executive Vice President and General
  Counsel of the Company and President of
  Sunrise Development, Inc.
Brian C. Swinton(5)........................          165,000             120,000                --
  Executive Vice President, Sales and
  Marketing

---------------
(1) Includes options granted through May 1996.

(2) Represents matching contributions made by the Company under its 401(k) plan.

(3) Mr. Smick joined the Company in February 1996. Salary information shown for Mr. Smick is for 1996.

(4) Mr. Newell joined the Company in January 1996. Salary information shown for Mr. Newell is for 1996.

(5) Mr. Swinton joined the Company in May 1996. Salary information shown for Mr. Swinton is for 1996.

  OPTION GRANTS

     The following table sets forth certain information concerning the grant of options to purchase Common Stock to each of the named executive officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                  NUMBER OF     PERCENT OF                                 POTENTIAL REALIZABLE
                                  SHARES OF        TOTAL                                     VALUE AT ASSUMED
                                    COMMON        OPTIONS                                 ANNUAL RATES OF STOCK
                                    STOCK       GRANTED TO     EXERCISE                   PRICE APPRECIATION FOR
                                  UNDERLYING     EMPLOYEES     OR BASE                         OPTION TERM
                                   OPTIONS       IN FISCAL      PRICE      EXPIRATION    ------------------------
 NAME AND PRINCIPAL POSITION(S)   GRANTED(1)       YEAR         ($/SH)        DATE           5%           10%
David W. Faeder.................    450,000(2)      26.3%       $ 8.00      01/04/05     $2,264,021    $5,737,473
  Executive Vice President and       16,666(3)       1.0         10.50      02/15/06        110,052       278,898
  Chief Financial Officer            25,000(4)       1.5         20.00      05/30/06        314,445       796,870
Timothy S. Smick................    141,666(3)       8.3         10.50      02/15/06        935,476     2,370,681
  Executive Vice President and       25,000(4)       1.5         20.00      05/30/06        314,445       796,870
  Chief Operating Officer
Thomas B. Newell................      3,333          0.2          3.00      05/15/05          6,288        15,936
  Executive Vice President and       63,333          3.7          7.50      11/19/05        298,723       757,024
  General Counsel of the             63,333(3)       3.7         10.50      02/15/06        418,212     1,059,833
  Company and President of           25,000(4)       1.5         20.00      05/30/06        314,445       796,870
  Sunrise Development, Inc.
Brian C. Swinton................    120,000(5)       7.0         20.00      05/30/06      1,509,338     3,824,976
  Executive Vice President,
  Sales
  and Marketing

---------------
(1) All options included in this table vested 25% on June 5, 1996 and 25% on each of the next three anniversary dates thereof, except as otherwise indicated. The vesting of Mr. Newell's options accelerate in the event of involuntary termination of employment (other than for cause).

(2) See "-- Non-Plan Stock Option Grant" for the terms of 450,000 of Mr. Faeder's options.

(3) Granted in February 1996.

(4) Granted in May 1996, 100% of which are vested.

(5) Granted in May 1996.

  FISCAL YEAR-END VALUES OF STOCK OPTIONS

     The following table sets forth certain information concerning the fiscal year-end value of unexercised stock options held by the named executive officers. None of the named executive officers exercised any options during fiscal 1995.

                         FISCAL YEAR-END OPTION VALUES

                                                                                   VALUE OF UNEXERCISED
                                          NUMBER OF UNEXERCISED OPTIONS(1)        IN-THE-MONEY OPTIONS(2)
                                          --------------------------------     -----------------------------
                 NAME                     EXERCISABLE(3)     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
David W. Faeder........................       404,166            87,501        $ 6,156,241      $ 1,368,764
Timothy S. Smick.......................        60,416           106,251            578,116        1,434,389
Thomas B. Newell.......................        57,499            97,503            592,483        1,477,551
Brian C. Swinton.......................        30,000            90,000            120,000          360,000

---------------
(1) Includes options granted in February and May 1996.

(2) There was no public trading market for the Common Stock at December 31, 1995. These values have been calculated on the basis of the price to the public of $24 per share, less the applicable exercise price, multiplied by the number of shares underlying such options.

(3) If the Underwriters' over-allotment option is exercised, Messrs. Faeder, Smick and Newell will sell up to 150,000 shares, 33,333 shares, and 20,000 shares, respectively, in the Offering. See "Principal and Selling Stockholders."

FEBRUARY 1996 OPTION GRANTS

     On February 15, 1996 and February 29, 1996, the Company granted a total of 327,000 stock options at an exercise price of $10.50 per share. The Company believes that these options were granted at no less than fair market value. Accordingly, no compensation expense was recorded for these options. Subsequent to the date of the grants, the Company negotiated a loan modification with GECC, pursuant to which GECC agreed to accept a prepayment, payable upon consummation of the Company's initial public offering, of $8.6 million for its 25% participation interest in the cash flow and increase in value of the SALLP Properties. GECC also agreed to a reduction in the interest rate on the floating rate portion of the GECC Mortgage from LIBOR plus 5.75% to LIBOR plus 3.75%, in exchange for an $8.0 million prepayment of the variable rate portion of the GECC Mortgage payable upon consummation of the Company's initial public offering. Had the Company entered into the GECC loan modification effective January 1, 1995, GECC mortgage interest expense for 1995 would have been approximately $7.8 million compared to $15.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company believes that the fair market value of its Common Stock significantly increased as a result of the loan modification completed on May 1, 1996 because it eliminated the uncertainty and the financial impact of GECC's 25% participation interest in cash flow and property appreciation. In addition, the market price for publicly traded assisted living companies increased significantly following the February 1996 grant dates. Due to these factors, if the February 1996 options had been granted at an exercise price of $10.50 per share subsequent to the GECC loan modification and the increase in the market prices of comparable publicly traded companies, they would have been deemed compensatory in an amount reflecting the difference between the mid-point of the initial public offering price range, discounted by approximately 25%, and the exercise price of the options. The Company believes that approximately a 25% discount to the mid-point of the range would be appropriate given the Company's status as a private company until completion of the Company's initial public offering and, among other factors:
(i) the Founders' continued ownership of 100% of the Common Stock; (ii) the mandatory redemption features, dividend preferences and other rights of the Series A investors which continued until completion of the Company's initial public offering; (iii) illiquidity of the Common Stock subject to the options;
(iv) option vesting and exercise conditions; (v) risk associated with completion of the Company's initial public offering; and (vi) market pricing uncertainties.

1995 STOCK OPTION PLAN

     The Sunrise Assisted Living, Inc. 1995 Stock Option Plan, as amended (the "1995 Stock Option Plan"), provides for the granting of options to acquire Common Stock, which may be either incentive stock options (an "ISO") or nonqualified stock options (an "NSO"). The 1995 Stock Option Plan is administered by the Stock Option Committee of the Board of Directors, and all full-time employees or any other individual (including non-employee directors of, or consultants or advisors providing bona fide services to, the Company) whose participation in the 1995 Stock Option Plan is determined by the 1995 Stock Option Committee to be in the best interests of the Company are eligible to receive option grants thereunder. The 1995 Stock Option Plan does not have a termination date, but a grant of an ISO may not occur 10 years after the effective date of the 1995 Stock Option Plan. Receipt of option grants under the 1995 Stock Option Plan is contingent upon the execution by each prospective option holder of an agreement in such form as the Stock Option Committee will from time to time determine.

     The 1995 Stock Option Plan provides for the grant of options to purchase up to 1,298,065 shares of Common Stock. The purchase price per share of Common Stock subject to an Option is fixed by the Stock Option Committee when the option is granted. Options to purchase no more than 250,000 shares of Common Stock may be granted to any one eligible individual during the first 10 years after the effective date of the 1995 Stock Option Plan and 50,000 shares per year thereafter. The terms of options granted under the 1995 Stock Option Plan, including the vesting provisions of such options, are established at the time of grant. No person may receive any ISO if, at the time of grant, such person owns directly or indirectly more than 10% of the total combined voting power of the Company unless the option price is at least 110% of the fair market value of the Common Stock and the exercise period of such ISO is by its terms limited to five years. There is also a $100,000 limit on the value of Common Stock (determined at the time of grant) covered by ISOs that first become exercisable by an optionee in any calendar year. No option granted to a reporting person under
Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") may be exercisable during the first six months after the date of grant.

     Payment for shares purchased under the 1995 Stock Option Plan may be made:
(i) in cash or in cash equivalents; (ii) if permitted by the option agreement, by exchanging shares of Common Stock with a fair market value equal to or less than the total option price plus cash for any difference; (iii) if permitted by the option agreement, by delivery of a promissory note of the person exercising the option; (iv) if permitted by the option agreement, by causing the Company to withhold shares of Common Stock otherwise issuable pursuant to the exercise of an option equal in value to the exercise price; or (v) by a combination of the foregoing. Payment in full of the option price need not accompany the written notice of exercise provided the notice directs that the stock certificate for the shares for which the option is exercised be delivered to a licensed broker acceptable to the Company as the agent for the individual exercising the option and, at the time such stock certificate is delivered, the broker tenders to the Company cash (or cash equivalents acceptable to the Company) equal to the option price.

     In the event of stock splits, stock dividends, recapitalizations, combinations of shares or certain other events, the 1995 Stock Option Plan provides for adjustment of: (i) the number of shares available for option grants, including the maximum number of shares that may be granted to any one individual, and (ii) the number of shares and the per share exercise price for shares subject to unexercised options. Upon any dissolution or liquidation of the Company, the sale of substantially all of the Company's assets, a merger, reorganization or consolidation in which the Company is not the surviving corporation or any other transaction (including, without limitation, a merger or reorganization in which the Company is the surviving corporation) approved by the Board which results in any person or entity owning 80% or more of the total combined voting power of all classes of stock of the Company, the Stock Option Plan and the options issued thereunder will terminate, unless provision is made in connection with such transaction for the continuation of the plans and/or the assumption of the options or for the substitution for such options of new options covering the stock of a successor corporation or a parent or subsidiary thereof, with appropriate adjustment as to the number and kinds of shares and the per share exercise price.

     Options granted under the Stock Option Plan are non-transferable except by will or by the laws of descent and distribution upon the death of the option holder, with the exception (other than, unless permissible under Rule 16b-3, an optionee who is, or during the preceding six months has been, a reporting person under Section 16 of the Exchange Act) of certain allowable transfers to such holder's family members or to a trust established and maintained for the benefit of such holder or such holder's family members.

     Options granted to date under the 1995 Stock Option Plan generally terminate: (i) upon termination of employment for any reason (to the extent the option has not vested); (ii) upon termination of employment for cause (whether or not the option has vested); (iii) one year after termination of employment due to death or disability (to the extent the option has vested); and (iv) three months after the optionee's termination of employment other than for cause, death or disability (to the extent the option has vested). The Board of Directors may terminate or amend the 1995 Stock Option Plan at any time; provided, however, that any amendment by the Board which, if not approved by the Company's stockholders in accordance with applicable requirements of Rule 16b-3, would cause the Plan to not comply with Rule 16b-3 (or any successor rule or other regulatory requirements) or the Internal Revenue Code of 1986, as amended, shall not be effective unless approved by the affirmative vote of stockholders who hold more than 50% of the combined voting power of the outstanding shares of voting stock of the Company present or represented, and entitled to vote thereon at a duly constituted stockholders' meeting.

1996 STOCK OPTION PLAN

     In October 1996, the Board of Directors adopted The Sunrise Assisted Living, Inc. 1996 Stock Option Plan, as amended (the "1996 Stock Option Plan"), subject to stockholder approval at the 1997 annual meeting of stockholders. The 1996 Stock Option Plan provides for the grant of options to purchase up to 1,500,000 shares of Common Stock. The purchase price per share of Common Stock subject to an option is fixed by the Stock Option Committee when the option is granted. Options to purchase no more than 250,000 shares of Common Stock may be granted to any one eligible individual during the first 10 years after the effective date of the 1996 Stock Option Plan and 50,000 shares per year thereafter. Other terms and provisions of the 1996 Stock Option Plan are substantially the same as the 1995 Stock Option Plan.

NON-PLAN STOCK OPTION GRANT

     The Company has granted 450,000 non-qualified stock options outside of the 1995 Stock Option Plan to David W. Faeder pursuant to a Stock Option Agreement, as amended, effective as of January 4, 1995 (the "Faeder Option Agreement"). The exercise price of such non-plan options is $8.00 per share. The fair market value of the Common Stock on January 4, 1995 was estimated to be $3.00 per share. Such non-plan options vest as follows: 375,000 shares are currently exercisable and options for 75,000 shares become exercisable when the Common Stock price reaches $30.00 per share or there is a merger, consolidation or any sale of all or substantially all of the assets of the Company that requires the consent or vote of the holders of Common Stock (a "Fundamental Change") or upon any liquidation, dissolution or winding up of the Company (a "Liquidation"). All of such options vest in accordance with the foregoing whether or not Mr. Faeder is employed by the Company at the time of vesting, subject to forfeiture as described in the following paragraph; provided, however, with respect to a Fundamental Change or Liquidation, Mr. Faeder must be employed by the Company on the date of such Fundamental Change or Liquidation in order for vesting to occur. In any case, all options become exercisable in approximately five years, when Mr. Faeder reaches age 45, if he has been continuously providing services to the Company since the date of the Faeder Option Agreement.

     In general, Mr. Faeder's non-plan options expire 10 years after the date of grant and are non-transferable except in the event of death or disability. If Mr. Faeder's employment with the Company terminates by reason of death or permanent and total disability, his non-plan options, whether or not then exercisable, may be exercised within five years after such death or disability. If Mr. Faeder's employment is terminated for "cause" (as defined in the Faeder Option Agreement) by the Company or voluntarily by Mr. Faeder without "good reason" (as defined in the Faeder Option Agreement), the non-plan options are forfeited. Termination of Mr. Faeder's employment by the Company without cause or voluntarily by Mr. Faeder for good reason does not result in forfeiture of his non-plan options.

     Mr. Faeder's non-plan options contain provisions providing for adjustment of the number of shares and the per share exercise price for shares subject to unexercised options in connection with certain changes in the outstanding shares, such as a recapitalization.

401(K) PLAN

     The Company has adopted a contributory retirement plan (the "401(k) Plan") for its employees age 21 and over with at least one year of service to the Company. The 401(k) Plan is designed to provide tax-deferred income to the Company's employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The 401(k) Plan provides that each participant may contribute up to 16% of his or her salary (not to exceed the annual statutory limit). The Company makes a matching contribution to each participant's account equal to 25% of such participant's contribution up to 7% of such participant's annual compensation. Matching contributions made by the Company in 1995 totaled $80,198. Upon death, disability, retirement or other termination of employment, participants may elect to receive periodic or lump sum distributions from the 401(k) Plan. Participants also may make withdrawals from the 401(k) Plan in cases of demonstrated hardship.

                              CERTAIN TRANSACTIONS

     The Company leases certain real property on which the Fairfax facility is located from Teresa M. Klaassen and Paul J. Klaassen pursuant to a 99-year ground lease dated June 5, 1986 (the "Ground Lease"). The Ground Lease provides for monthly rent of $21,272, as adjusted annually based on the Consumer Price Index. Annual rent expense under the ground lease for 1993, 1994 and 1995 was $241,896, $248,496 and $255,258, respectively. The Company has subleased approximately 50% of the property subject to the Ground Lease to Sunrise Foundation, Inc., a not-for-profit organization operated by the Founders ("Sunrise Foundation"), which operates a school and day care center on the property. The sublease terminates upon expiration of the Ground Lease and provides for monthly rent equal to 50% of all of the rent payable under the Ground Lease. Sunrise Foundation also reimburses the Company for use of office facilities and support services. Reimbursements for the years ended December 31, 1993, 1994 and 1995 were $60,000 for each year. The Company believes that, at the time entered into, the terms of the lease and sublease were no less favorable to the Company than those which it could have obtained from an unaffiliated third party.

     The Founders lease certain real property located in Fairfax County, Virginia for use as a residence pursuant to a 99-year ground lease with the Company entered into in June 1994. The rent is $1.00 per month. This property is part of a parcel, which includes the Oakton facility, that was transferred by the Founders to the Company in connection with obtaining the GECC Mortgage. Rather than attempting to subdivide the parcel, which would have caused a significant delay in consummation of that transaction, the Company agreed to lease the Founders' residence back to them as a condition to the transfer of the property.

     In connection with the Contribution Transaction, in 1995 the Sunrise Entities made distributions aggregating $9.6 million to, and the Company assumed $1.4 million of indebtedness (representing the discounted value of $2.1 million of interest-free indebtedness) of, the Founders. A portion of the cash distributions is expected to be used to pay tax liabilities incurred by the Founders in the Contribution Transaction. See Note 1 of Notes to Consolidated and Combined Financial Statements. In 1996, one of the Sunrise Entities made an additional $390,000 distribution to the Founders relating to prior period net income. Immediately prior to the Contribution Transaction in 1994, Sunrise Entities made distributions totaling $5.9 million to the Founders. See "The Company and its Predecessors."

     Sunrise Terrace, Inc., a wholly owned subsidiary of the Company, made various advances to the Founders in 1993 and 1994. The largest amount outstanding in 1993 was $954,000 and in 1994 was $1.2 million. The Founders repaid such advances in full in 1994.

     Prior to June 1994, 15 assisted living facilities now owned by the Company were held in separate limited partnerships and other entities partially owned by other parties. In June 1994, proceeds from the GECC Mortgage were used to refinance $71.5 million of existing mortgages and $5.5 million to finance the acquisition of all minority ownership interests in these 15 facilities. The minority ownership interests in such facilities were acquired by the Founders and those facilities were transferred to a newly formed limited partnership, SALLP, in exchange for limited partnership interests in that entity. The Founders' interests in SALLP were contributed to the Company in the Contribution Transaction.

     In 1993, Thomas J. Donohue, a director of the Company, jointly with his wife, made a capital contribution of $500,000 in exchange for a 30% membership interest in Sunrise Village House LLC, a limited liability company (the "LLC") that owns the Village House facility. Distributions made by the LLC to the Donohues in 1993, 1994 and 1995 aggregated $18,700, $35,616 and $40,295, respectively. In May 1996, the Company purchased the Donohues' 30% interest in the LLC in exchange for 52,500 shares of Common Stock. The purchase price was determined based on a valuation of the facility prepared by the Company based primarily upon a capitalization of net operating income from the facility. The Donohues have incidental registration rights with respect to their shares.

     The table below sets forth (i) the number of shares of Series A Convertible Preferred Stock issued by the Company for $9.00 per share on January 4, 1995 and
(ii) the number of shares of Series B Exchangeable Preferred Stock issued by the Company for $10.00 per share on January 19, 1996, to certain entities affiliated with directors of the Company (the "Series A Investors"). In June 1996 upon completion of the Company's initial public offering, the Series A Convertible Preferred Stock converted automatically into an equal number of shares of Common Stock and the Series B Exchangeable Preferred Stock was redeemed by the Company for $10.00 per share (plus accrued but unpaid dividends).

                                                             PRIOR TO CONVERSION OF
                                                          SERIES A PREFERRED STOCK AND
                                                             REDEMPTION OF SERIES B
                                                                PREFERRED STOCK
                                                          ----------------------------
                                                             NUMBER OF       NUMBER OF      REDEMPTION
                                                             SHARES OF       SHARES OF     PRICE PAID TO
                                                             SERIES A        SERIES B       HOLDERS OF
                                                             PREFERRED       PREFERRED       SERIES B
                    ENTITY/DIRECTOR                          STOCK(1)          STOCK      PREFERRED STOCK
Allstate Insurance Company and affiliated entities/
  Richard A. Doppelt...................................       977,778         400,000       $ 4,066,000
DLJ Capital Corporation and Sprout Growth II, L.P./
  Scott F. Meadow......................................       733,333         300,000         3,049,500
Frontenac VI Limited Partnership/
  Darcy J. Moore.......................................       733,333         300,000         3,049,500

---------------
(1) See "Principal and Selling Stockholders" for a description of the beneficial ownership of the shares of Common Stock issued on June 5, 1996 upon conversion of the Series A Convertible Preferred Stock and the number of shares being sold by the Series A Investors in the Offering.

     The Company has entered into a Registration Agreement with the Series A Investors and the Founders. For a description of the terms of the Registration Agreement, see "Description of Capital Stock -- Registration Rights."

     Scott F. Meadow, a director of the Company, is an executive officer of The Sprout Group, a venture capital division of DLJ Capital Corporation. DLJ Capital Corporation is an affiliate of DLJ, the lead managing underwriter of the Offering. See "Underwriting."

     The Company has adopted a policy that all future transactions between the Company and its executive officers, directors and other affiliates must be (i) approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board of Directors and (ii) on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of September 30, 1996 and as adjusted to reflect the sale of the shares offered hereby, by (i) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock; (ii) each director of the Company; (iii) each named executive officer of the Company; and (iv) all executive officers and directors of the Company as a group:

                                          BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING(1)                         AFTER OFFERING(1)
                                          --------------------    NUMBER OF SHARES    --------------------
                 NAME                      NUMBER      PERCENT     BEING OFFERED       NUMBER      PERCENT
Paul J. Klaassen(2)....................   5,164,475      36.2%               --       5,164,475      28.3%
Teresa M. Klaassen(2)..................   5,164,475      36.2                --       5,164,475      28.3
David W. Faeder(2)(3)..................     404,166       2.8                --         404,166       2.2
Timothy S. Smick(2)(4).................      65,916         *                --          65,916         *
Thomas B. Newell(2)(5).................      57,499         *                --          57,499         *
Brian C. Swinton(2)(6).................      30,000         *                --          30,000         *
Ronald V. Aprahamian(7)................      65,000         *                --          65,000         *
Thomas J. Donohue(8)...................      77,500         *                --          77,500         *
Richard A. Doppelt(9)..................     977,778       6.9           250,000         727,778       4.0
Scott F. Meadow(10)....................     733,333       5.1           375,000         358,333       2.0
Darcy J. Moore(11).....................     733,333       5.1           375,000         358,333       2.0
Allstate Insurance Company(12).........     977,778       6.9           250,000         727,778       4.0
DLJ Capital Corporation(13)............     733,333       5.1           375,000         358,333       2.0
Frontenac VI Limited Partnership(14)...     733,333       5.1           375,000         358,333       2.0
Sprout Growth II, L.P.(15).............     667,161       4.7           341,162         325,999       1.8
Donaldson, Lufkin & Jenrette,
  Inc.(16).............................     746,030       5.3           375,000         371,036       2.0
Putnam Investments, Inc.(17)...........   1,601,199      11.2                --       1,601,199       8.8
Executive officers and directors
  as a group (11 persons)(18)..........   8,309,000      55.9         1,000,000(19)   7,309,000      38.8

---------------
  *  Less than one percent.

 (1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

 (2) The business address of the named person is c/o the Company, 9401 Lee Highway, Suite 300, Fairfax, VA 22031.

 (3) Represents shares issuable upon the exercise of stock options that are exercisable within 60 days of September 30, 1996. If the Underwriters exercise their over-allotment option, Mr. Faeder will sell up to 150,000 shares of Common Stock that are subject to currently exercisable stock options and will beneficially own 254,166 shares (1.3%) of the Common Stock outstanding after the Offering.

 (4) Represents shares issuable upon the exercise of stock options that are exercisable within 60 days of September 30, 1996 and 5,500 shares held in a trust for which Mr. Smick serves as trustee. If the Underwriters exercise their over-allotment option, Mr. Smick will sell up to 33,333 shares of Common Stock that are subject to currently exercisable stock options and would beneficially own 32,583 shares (less than 1%) of the Common Stock outstanding after the Offering.

 (5) Represents shares issuable upon the exercise of stock options that are exercisable within 60 days of September 30, 1996. If the Underwriters exercise their over-allotment option, Mr. Newell will sell up to

     20,000 shares of Common Stock that are subject to currently exercisable stock options and would beneficially own 37,499 shares (less than 1%) of the Common Stock outstanding after the Offering.

 (6) Represents 30,000 shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 1996.

 (7) The business address of the named person is c/o The Compucare Company, 12110 Sunset Hills Drive, Reston, VA 22090. Represents 25,000 shares issuable upon the exercise of stock options that are exercisable within 60 days of September 30, 1996 and 40,000 shares of Common Stock held directly.

 (8) The business address of the named person is c/o American Trucking Association, 2200 Mill Road, Alexandria, VA 22314. Represents 25,000 shares issuable upon the exercise of stock options that are exercisable within 60 days of September 30, 1996 and 52,500 shares of Common Stock issued in May 1996 in exchange for a 30% ownership interest in one of the Company's facilities. See "Certain Transactions."

 (9) The business address of the named person is c/o Allstate Insurance Company, Northbrook, IL 60062. Represents 547,555 shares beneficially owned by Allstate Insurance Company and 342,222 shares beneficially owned by Allstate Life Insurance. Also includes shares held in trust for the benefit of Allstate Retirement Plan (48,889 shares) and Agents Pension Plan (39,112 shares) by CTC Illinois Trust Company, as trustee. Mr. Doppelt is Venture Group Manager of Allstate Insurance Company, and in such capacity may be deemed to share beneficial ownership with respect to such shares; however, he disclaims any beneficial ownership except to the extent of his pecuniary interest therein.

(10) The business address of the named person is c/o The Sprout Group, 277 Park Avenue, New York, NY 10172. Represents 667,161 shares beneficially owned by Sprout Growth II, L.P. ("Sprout") and 66,172 shares beneficially owned by DLJ Capital Corporation ("DLJ Capital"). Mr. Meadow is a general partner of DLJ Growth Associates II, L.P., which is a general partner of Sprout, and a Vice President of The Sprout Group, a division of DLJ Capital. Mr. Meadow may be deemed to share beneficial ownership with respect to such shares; however, he disclaims any beneficial ownership, except to the extent of his pecuniary interest therein.

(11) The business address of the named person is c/o Frontenac Company, 135 S. LaSalle Street, 38th Floor, Chicago, IL 60603. Represents 733,333 shares beneficially owned by Frontenac VI Limited Partnership ("Frontenac VI"). Frontenac Company is the general partner of Frontenac VI. Ms. Moore is a general partner of Frontenac Company. In such capacity, Ms. Moore may be deemed to share beneficial ownership with respect to such shares; however, she disclaims beneficial ownership thereof except to the extent of her pecuniary interest therein.

(12) The business address of Allstate Insurance Company is Northbrook, IL 60062. Includes shares owned by Allstate Insurance Company (547,555 shares) and Allstate Life Insurance Company (342,222 shares). These Allstate entities are affiliates through interrelated ownership and/or control. Also includes shares held in trust for the benefit of Allstate Retirement Plan (48,889 shares) and Agents Pension Plan (39,112 shares) by CTC Illinois Trust Company, as trustee, as to which Allstate Insurance Company disclaims beneficial ownership except to the extent of its pecuniary interest therein.

(13) The business address of DLJ Capital is 277 Park Avenue, New York, NY 10172. Includes 66,172 shares owned directly by DLJ Capital and 667,161 shares beneficially owned by Sprout of which DLJ Capital is the managing general partner. In such capacity, DLJ Capital may be deemed to share beneficial ownership with respect to such shares. Sprout is one of a number of funds associated with The Sprout Group, a division of DLJ Capital. DLJ Capital is a wholly owned subsidiary of Donaldson, Lufkin & Jenrette, Inc. ("DLJ, Inc."), a publicly held holding company which is traded on the New York Stock Exchange. DLJ, the lead managing underwriter, is also a wholly owned subsidiary of DLJ, Inc.

(14) The business address of Frontenac VI is 135 S. LaSalle Street, 38th Floor, Chicago, IL 60603.

(15) The business address of Sprout is 277 Park Avenue, New York, NY 10172. For a description of the affiliation between Sprout and DLJ, see note (13) above.

(16) The business address of DLJ, Inc. is 277 Park Avenue, New York, New York 10172. Shares shown are reported on a joint Schedule 13D dated June 6, 1996 filed by DLJ, Inc., Sprout, DLJ Capital, DLJ, The Equitable Companies Incorporated ("Equitable"), AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances Vie Mutuelle,

     Alpha Assurances I.A.R.D. Mutuelle, Claude Bebear, AXA Voting Trustee, Patrick Garnier, AXA Voting Trustee and Henry de Clermont-Tonnerre, AXA Voting Trustee. According to the Schedule 13D, Sprout has sole voting and sole dispositive power with respect to 667,161 shares, DLJ Capital has sole voting and sole dispositive power with respect to 733,333 shares, DLJ has sole voting and sole dispositive power with respect to 12,697 shares and the other entities and individuals, including DLJ, Inc., have sole voting and sole dispositive power with respect to 746,030 shares. For the affiliation among DLJ, Inc., Sprout, DLJ Capital and DLJ, see note (13) above. Equitable directly owns 44.1% of DLJ and The Equitable Life Assurance Society of the United States, a wholly owned subsidiary of Equitable, indirectly owns 36.1% of DLJ. As of April 30, 1996, approximately 60.7% of the outstanding common stock as well as certain convertible preferred stock of Equitable was beneficially owned by AXA. The voting shares of Equitable beneficially owned by AXA and its subsidiaries have been placed in the AXA Voting Trust, of which Messrs. Bebear, Garnier and Clermont-Tonnerre are the trustees. The remaining reporting entities control, directly or indirectly, approximately 70.0% of the issued shares (representing approximately 85.8% of the voting power) of AXA.

(17) The business address of Putnam Investments, Inc. is One Post Office Square, Boston, MA 02109. Shares shown are reported on a joint Schedule 13G dated September 9, 1996 filed with the Securities and Exchange Commission by Marsh & McLennan Companies, Inc. ("M&MC"), Putnam Investments, Inc. ("PI"), Putnam Investment Management Inc. ("PIM"), The Putnam Advisory Company, Inc. ("PAC") and Putnam New Opportunities Fund ("Fund"). PI and PAC share voting power with respect to 41,786 shares and the Fund shares voting power with respect to 1,092,431 shares. PI, PIM, PAC and the Fund share power to dispose of all 1,601,199 shares that they are deemed to beneficially own. M&MC and PI disclaim any beneficial ownership of the above-listed shares.

(18) See notes (3), (4), (5), (6), (7), (8), (9), (10) and (11) above. Includes the 5,164,475 shares jointly owned by Paul J. and Teresa M. Klaassen.

(19) Includes the following shares of Common Stock being sold by the Selling
     Stockholders: Allstate Insurance Company (140,000 shares); Allstate Life Insurance Company (87,500 shares); Agents Pension Plan (10,000 shares); Allstate Retirement Plan (12,500); DLJ Capital (33,838 shares); Sprout (341,162 shares); and Frontenac VI (375,000 shares).

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and by the provisions of applicable law. A copy of the Certificate is included as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Company's authorized capital stock consists of 60,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Upon completion of the Offering, the Company will have outstanding 18,259,693 shares of Common Stock (19,009,693 shares if the Underwriters' over-allotment option is exercised in full) and no shares of Preferred Stock. All of the currently outstanding shares of Common Stock are validly issued, fully paid and nonassessable under the Delaware General Corporation Law (the "DGCL"). As of October 24, 1996, there were 28 record holders of Common Stock.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. The Certificate does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The Certificate provides that whenever there is paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement fund or other retirement payments, if any, to which such holders are entitled, then dividends may be paid on the Common Stock out of any assets legally available therefor, but only when and as declared by the Board of Directors. The Certificate also provides that in the event of any liquidation, dissolution or winding up of the Company, after there is paid to or set aside for the holders of any class of stock having preference over the Common Stock the full amount to which such holders are entitled, then the holders of the Common Stock, shall be entitled, after payment or provision for payment of all debts and liabilities of the Company, to receive the remaining assets of the Company available for distribution, in cash or in kind. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of any shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     The Certificate provides that the Board of Directors of the Company is authorized to issue Preferred Stock in series and to fix and state the voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board without stockholder approval. Under the Certificate, each share of each series of Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company. The Company has no present plan to issue shares of its Preferred Stock.

WARRANTS

     In March 1996, the Company obtained a $13.0 million unsecured line of credit. As part of such transaction, the Company issued to the lender warrants to purchase a total of 50,000 shares of Common Stock. The per share exercise price of the warrants is $17.00, subject to various anti-dilution adjustments. The warrants may be exercised at any time through March 19, 2006. The Company has granted to the lender incidental registration rights with respect to the shares of Common Stock underlying the warrants. The Company is required to bear the expenses of any such registrations.

REGISTRATION RIGHTS

     The Founders, as holders of 5,164,475 shares of outstanding Common Stock (the "Founders' Shares"), the holders of 2,444,444 shares of Common Stock issued upon conversion of the Series A Convertible Preferred Stock or their respective transferees and any employee, officer, agent, consultant or director of the Company or any subsidiary who hereafter owns, directly or indirectly, 1% more of the outstanding Common Stock (on a fully diluted basis) whom the Company permits to become a party to the Registration Agreement (defined below) are entitled to certain rights with respect to the registration of such shares (the "Registrable Securities") under the Securities Act. These rights are provided under the terms of the Registration Agreement, dated January 4, 1995, between the Company and the holders of the Registrable Securities (the "Registration Agreement"). The following summary of certain provisions of the Registration Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Registration Agreement.

     Demand Registration. Pursuant to the terms of the Registration Agreement, holders of Registrable Securities may request that the Company offer some or all of such Registrable Securities to the public pursuant to an effective registration statement under the Securities Act. Registration on Form S-1 may be demanded by either of the Founders or by the holders of not less than a majority of the Investors' Shares (defined below), provided that the holders requesting registration on Form S-1 must be requesting registration of not less than 25% of the Registrable Securities held by such holders. Registration on Form S-3 may be demanded by either 25% of the holders of Investors' Shares or by holders of 25% of the then outstanding Founders' Shares, provided that the aggregate offering value of the Registrable Securities requested to be included in such registration must be reasonably expected to equal at least $1 million. The holders have the right to require the Company to file a registration statement on Form S-1 two times and on Form S-3 an unlimited number of times. However, the Company is obligated to pay registration expenses only for the first two registrations on Form S-3. The Company is also required to give notice of such requested registration to all holders of all Registrable Securities of the Company. If a demand registration is an underwritten public offering and the managing underwriter advises the Company that the number of Registrable Securities and other securities being registered exceeds the number of securities which can be sold in such offering without having a material adverse effect on the offering, the Company may cut back pro rata the number of Registrable Securities and other securities being registered. "Investors' Shares" means any shares of Common Stock held of record by stockholders other than the Founders, including shares issued or issuable upon the conversion of the Series A Convertible Preferred Stock.

     Incidental Registration. In addition, the Registration Agreement provides that if the Company at any time proposes to register any of its securities under the Securities Act, on a form other than Form S-4 or S-8, the holders of Registrable Securities are entitled to have their shares included in such registration statement on a pro rata basis, subject to certain other terms and conditions.

     The Company has agreed under the Registration Agreement to indemnify the selling holders of the Registrable Securities against certain liabilities under the Securities Act.

     In addition to the foregoing registration rights, the Company has granted incidental registration rights to Thomas J. Donohue (52,500 shares) and the holder of the Company's outstanding warrants (50,000 shares) and intends to grant incidental registration rights with respect to shares of Common Stock having an aggregate fair market value of $200,000 which the Company intends to issue in satisfaction of a $200,000 non-interest bearing loan made to a Company predecessor.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Limitations of Director Liability. Section 102(b)(7) of the DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b)(7) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate limits the liability of directors to the Company or its stockholders to the full extent permitted by Section 102(b)(7). Specifically, directors of the Company are not personally liable for monetary damages to the Company or its stockholders for breach of the director's fiduciary duty as a director, except for liability:

(i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

     Indemnification. To the maximum extent permitted by law, the Bylaws provide for mandatory indemnification of directors and officers of the Company against an expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims.

     The Company has entered into separate indemnification agreements with its directors and officers. Each indemnification agreement provides for, among other things: (i) indemnification against any and all expenses, liabilities and losses (including attorneys' fees, judgments, fines, taxes, penalties and amounts paid in settlement) of any claim against an indemnified party unless it is determined, as provided in the indemnification agreement, that indemnification is not permitted under applicable law and (ii) prompt advancement of expenses to any indemnified party in connection with his or her defense against any claim.

     The Company also maintains directors' and officers' liability insurance.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Certificate and the Bylaws contain, among other things, certain provisions described below that may reduce the likelihood of a change in the Board of Directors or voting control of the Company without the consent of the Board of Directors. These provisions could have the effect of discouraging, delaying, or preventing tender offers or takeover attempts that some or a majority of the stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in a premium over the market price for the Common Stock.

     Classified Board. The number of directors of the Company shall be such number as from time to time is fixed by, or in the manner provided in, the Bylaws within the range of a minimum of two and a maximum of eleven directors specified in the Certificate. Pursuant to the Bylaws, the number of directors within the range set forth in the Certificate shall be determined by resolution of the Board passed by at least two-thirds of the directors then in office. Directors are divided into three classes, each consisting of approximately one-third of the total number of directors. The term of office of each class is three years and expires in successive years at the time of the annual meeting of stockholders.

     Filling of Board Vacancies; Removal. Any vacancy occurring in the Board of Directors, including any vacancy created by an increase in the number of directors, shall be filled for the unexpired term by the concurring vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for the remainder of the full term of the class in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote at an election of directors.

     Other Constituencies. The Board of Directors, when evaluating any offer, bid, proposal or similar communication of another party to (i) make a tender or exchange offer for any equity security of the Company, (ii) merge or consolidate the Company with or into another corporation or corporations, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Company and its stockholders, give due consideration to all relevant factors, including, without limitation, the social, economic and regulatory effects on the Company, on employees, providers and payors of the Company and its subsidiaries, on residents and families served by the Company and its subsidiaries, on operations of the Company's subsidiaries and on the communities in which the Company and its subsidiaries operate or are located.

     Stockholder Action by Unanimous Written Consent. Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

     Call of Special Meetings. Special meetings of stockholders may be called at any time but only by the Chairman of the Board, the President, by a majority of the directors then in office or by stockholders possessing at least 25% of the voting power of the issued and outstanding voting stock entitled to vote generally in the election of directors.

     Bylaw Amendments. The stockholders may amend the Bylaws by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon. Directors may also amend the Bylaws by a two-thirds vote of the directors then in office.

     Certificate Amendments. Except as set forth in the Certificate or as otherwise specifically required by law, no amendment of any provision of the Certificate shall be made unless such amendment has been first proposed by the Board of Directors upon the affirmative vote of at least two-thirds of the directors then in office and thereafter approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of the Company entitled to vote thereon; provided however, if such amendment is to the provisions described above or the provisions in the Certificate relating to the authorized number of shares of Preferred Stock, Board authority to issue Preferred Stock or the limitation on directors liability, such amendment must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon.

     Stockholder Nominations and Proposals. With certain exceptions, the Company's Bylaws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders notify the Company's Secretary by the later of 60 days before the date of the meeting and 15 days after the date notice of the meeting is mailed or public notice of the meeting is given.

     Certain Statutory Provisions. Section 203 of the DGCL provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder"), but less than 85% of such shares, may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became in Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits.

     Pursuant to a Board resolution adopted at the time of formation of the Company, the Section 203 limits do not apply to any "Business Combination" between the Company and the Founders, their respective "affiliates" or their respective estates.

STOCKHOLDER RIGHTS AGREEMENT

     The Board of Directors has adopted a Stockholder Rights Agreement ("Rights Agreement") and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. All shares of Common Stock issued by the Company between the date of adoption of the Rights Agreement and the Distribution Date (as defined below), or the date, if any, on which the Rights are redeemed will have Rights attached to them. The Rights will expire ten years after adoption of the Rights Agreement, unless earlier redeemed or exchanged. Each Right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series C Junior Participating Preferred Stock ("Preferred Stock") at a price of $85.00 (the "Purchase Price"). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights Agreement will provide that the Rights initially attach to all certificates representing shares of Common Stock then outstanding. The Rights will separate from the Common Stock and a distribution of Rights certificates will occur (a "Distribution Date") upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of Common Stock. Notwithstanding the foregoing, neither of the Founders (nor their affiliates, associates and estates) each of whom, as of the date of adoption of the Rights Agreement, beneficially owned in excess of 20% of the outstanding shares of Common Stock will be deemed an "Acquiring Person." Until the Distribution Date, the Rights will be evidenced by the Common Stock certificates, and will be transferred with, and only with, the Common Stock certificates.

     If a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Outside Directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will, after the end of a redemption period, have the right to exercise the Right by purchasing Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times such amount.

     If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which it is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right.

     In general, the Board of Directors of the Company may redeem the Rights at a price of $.005 per Right at any time until ten days after an Acquiring Person has been identified as such. Under certain circumstances, the decision to redeem the Rights will require the concurrence of a majority of the Continuing Directors, defined as any member of the Board of Directors who was a member of the Board of Directors prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. The term "Outside Directors" means "Continuing Directors" who are not officers of the Company.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company. The Rights, however, will not interfere with any merger or other business combination approved by the Board of Directors since the Board may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all rights or amend the Rights Agreement to exempt the person from the Rights Agreement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After completion of the Offering, the Company will have 18,259,693 shares of Common Stock outstanding (19,009,693 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, approximately 11,598,274 shares, including the 5,000,000 shares offered hereby (5,750,000 shares if the Underwriters' over-allotment option is exercised in full), will be freely tradable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "affiliates" of the Company, as such term in defined in Rule 144 promulgated under the Securities Act. The remaining 6,661,419 shares outstanding are "restricted securities" as that term is defined under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act (which registration is contemplated with respect to all of such restricted securities as described below) or pursuant to an exemption therefrom, including Rule 144. Subject to certain exceptions, the Company, its directors and executive officers and certain stockholders of the Company have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock prior to the expiration of 90 days from the date of this Prospectus without the prior written consent of DLJ, except as to shares held by affiliates of DLJ which require the consent of the Underwriters other than DLJ.

     In addition to the outstanding shares of Common Stock, the Company has reserved for issuance 3,248,065 shares of Common Stock pursuant to the Company's stock option programs, under which options to purchase 1,625,657 shares will be outstanding upon completion of the Offering, of which options for 684,044 shares are exercisable within 60 days of the date of this Prospectus. In addition, warrants to purchase 50,000 shares of Common Stock are outstanding.

     In general, under Rule 144 a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities for at least two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of the average weekly trading volume during the four calendar weeks preceding such sale or 1% of the then outstanding shares of Common Stock, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period, to sell shares of Common Stock. A person who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person, and who has beneficially owned such shares for at least three years, would be entitled to sell such shares without regard to the volume limitations described above.

     The Commission has proposed to amend the holding period required by Rule 144 to permit sales of "restricted securities" after one year rather than two years (and two years rather than three years for "non-affiliates" under Rule 144(k)). If such proposed amendment is adopted, restricted securities would become freely tradable (subject to any applicable contractual restrictions) at correspondingly earlier dates.

     Subject to certain exceptions, the Company, its directors and executive officers and certain stockholders of the Company who, upon completion of the Offering, will beneficially own in the aggregate approximately 7,309,000 shares of Common Stock (including up to 203,333 shares subject to options held by certain officers that will be exercised and the underlying shares sold if the Underwriters' over-allotment option is exercised), have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ, except as to shares held by affiliates of DLJ which require the prior written consent of the Underwriters other than DLJ.

     Currently, options and warrants which could be exercised for the purchase of 692,321 shares of Common Stock will not be subject to the lock-up restrictions discussed above. Of such 692,321 shares of Common Stock issuable upon the exercise of such options and warrants, 161,963 options and warrants are exercisable within 60 days after the date of this Prospectus.

     After the Offering, the holders of 6,711,419 shares of Common Stock or their transferees, as well as the holder of shares of Common Stock having a fair market value of $200,000 which the Company intends to issue in satisfaction of a $200,000 non-interest bearing loan made to a Company predecessor, will be entitled to certain rights with respect to the registration of such shares for sale under the Securities Act. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and certain conditions contained in the Underwriting Agreement, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Alex. Brown & Sons Incorporated, NatWest Securities Limited and J.C. Bradford & Co. (collectively, the "Underwriters") have severally agreed to purchase from the Company and certain Selling Stockholders an aggregate of 5,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                             NUMBER
                                  UNDERWRITERS                              OF SHARES
        Donaldson, Lufkin & Jenrette Securities Corporation..............   1,250,000
        Alex. Brown & Sons Incorporated..................................   1,250,000
        NatWest Securities Limited.......................................   1,250,000
        J.C. Bradford & Co. .............................................   1,250,000
                                                                            ---------
                  Total..................................................   5,000,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than the shares of the Common Stock covered by the over-allotment option described below) if any are taken.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $0.72 per share. The Underwriters may allow, and such dealers may reallow, discounts not in excess of $0.10 per share to any other Underwriter and certain other dealers.

     The Company and certain Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 750,000 additional shares of Common Stock at the public offering price less underwriting discounts and commissions, solely to cover over-allotments. Of such shares subject to the over-allotment option, the first 203,333 shares exercised will be sold by certain Selling Stockholders and the remaining 546,667 shares covered by the over-allotment option, to the extent exercised, will be issued and sold by the Company. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares offered.

     NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Common Stock offered hereby and subject to certain exceptions, it will not offer any Common Stock within the United States, its territories or possessions, or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit sale of the Common Stock offered hereby outside of the United States.

     NatWest Securities Limited has further represented and agreed that (a) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986 (the "Act"); (b) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the shares of

Common Stock in, from, or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on, in the United Kingdom, any document that consists of or any part of listing particulars, supplementary listing particulars, or any other document required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     Pursuant to the Stockholders' Agreement entered into in connection with the issuance of the Series A Convertible Preferred Stock, Sprout and DLJ Capital, both affiliates of DLJ, had the right to designate one member of the Board of Directors. Their current designee is Scott F. Meadow. Mr. Meadow is a general partner of DLJ Growth Associates II, L.P., which is a general partner of Sprout, and a Senior Vice President of The Sprout Group, a division of DLJ Capital. DLJ Capital is a wholly owned subsidiary of DLJ, Inc. DLJ, the lead managing underwriter, is also a wholly owned subsidiary of DLJ, Inc. The Stockholders' Agreement terminated upon completion of the Company's initial public offering. Sprout and DLJ Capital beneficially own an aggregate of 733,333 shares of Common Stock, of which 375,000 shares will be sold in the Offering.

     The Underwriters do not intend to confirm sales of shares of Common Stock to any accounts over which they exercise discretionary authority.

     In connection with the Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended, during the two business day period before commencement of offers of the Common Stock. Any passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security. However, if all independent bids are lowered before the passive market maker's bid, then such bid must then be lowered when certain purchase limits are exceeded.

     Subject to certain exceptions, the Company and certain of its existing stockholders and directors and executive officers have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable into any shares of Common Stock prior to the expiration of 90 days from the date of this Prospectus, without the prior written consent of DLJ, except as to shares held by affiliates of DLJ which require the prior written consent of the Underwriters other than DLJ. See "Shares Eligible for Future Sale."

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Alston & Bird, Atlanta, Georgia, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of Common Stock offered hereby.

                                    EXPERTS

     The consolidated financial statements of Sunrise Assisted Living, Inc. as of December 31, 1995, and for the year then ended, and the combined financial statements of Sunrise Entities as of December 31, 1994 and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The combined financial statements of Sunrise Entities for the year ended December 31, 1993 and the combined financial statements of Acquired Entities of Sunrise as of December 31, 1993 and for the year then ended, have been audited by Hoffman, Morrison & Fitzgerald P.C., independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of the firm as experts in accounting and auditing.

     The combined financial statements of Laing Retirement Properties as of December 31, 1995 and for the three years then ended appearing in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified by and subject to such reference in all respects.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Commission. Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, registrations statements, proxy statements, and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish holders of the Common Stock with annual reports containing among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
SUNRISE ASSISTED LIVING, INC. AND SUNRISE ENTITIES
Report of Independent Auditors.......................................................   F-2
Report of Independent Auditors.......................................................   F-3
Consolidated Balance Sheets as of June 30, 1996 (unaudited) and as of December 31,
  1995 of the Company and Combined Balance Sheets as of December 31, 1994 of Sunrise
  Entities...........................................................................   F-4
Consolidated Statements of Operations of the Company for the six months ended June
  30, 1996 and 1995 (unaudited) and for the year ended December 31, 1995 and Combined
  Statements of Operations of Sunrise Entities for each of the two years ended
  December 31, 1994..................................................................   F-5
Consolidated Statement of Changes in Stockholders' (Deficit) Equity of the Company
  and Combined Statement of Owners' Deficit of Sunrise Entities......................   F-6
Consolidated Statements of Cash Flows of the Company for the six months ended June
  30, 1996 and 1995 (unaudited) and for the year ended December 31, 1995 and Combined
  Statements of Cash Flows of Sunrise Entities for each of the two years ended
  December 31, 1994..................................................................   F-7
Notes to Consolidated and Combined Financial Statements..............................   F-8
ACQUIRED ENTITIES OF SUNRISE
Independent Auditors' Report.........................................................   F-28
Combined Balance Sheet as of December 31, 1993.......................................   F-29
Combined Statement of Operations and Partners' Deficit for the year ended December
  31, 1993...........................................................................   F-30
Combined Statement of Cash Flows for the year ended December 31, 1993................   F-31
Notes to Combined Financial Statements...............................................   F-32
LAING RETIREMENT PROPERTIES (SOUTHEAST PROPERTIES)
Report of Independent Auditors.......................................................   F-36
Combined Balance Sheets as of June 30, 1996 (unaudited) and as of December 31, 1995
  and 1994 of Laing Retirement Properties............................................   F-37
Combined Statements of Operations of Laing Retirement Properties for the six months ended June 30 1996 and 1995 (unaudited) and for each of the three years ended
  December 31, 1995..................................................................   F-38
Combined Statements of Changes in Stockholders' Equity of Laing Retirement
  Properties.........................................................................   F-39
Combined Statements of Cash Flows of Laing Retirement Properties for the six months ended June 30 1996 and 1995 (unaudited) and for each of the three years ended
  December 31, 1995..................................................................   F-40
Notes to Combined Financial Statements...............................................   F-41
SUNRISE ASSISTED LIVING, INC.
Unaudited Pro Forma Consolidated Financial Statements................................   F-44
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 1996...................   F-45
Unaudited Pro Forma Consolidated Statement of Operations for the year ended
  December 31, 1995..................................................................   F-46
Unaudited Pro Forma Consolidated Statement of Operations for the six months ended
  June 30, 1996......................................................................   F-47
Notes to Unaudited Pro Forma Consolidated Financial Statements.......................   F-48

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Sunrise Assisted Living, Inc.

     We have audited the accompanying consolidated balance sheet of Sunrise Assisted Living, Inc. (the "Company") as of December 31, 1995, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year then ended. We also have audited the combined balance sheet of Sunrise Entities (the predecessor to the Company, see Note 1) as of December 31, 1994, and the related combined statements of operations, owners' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Assisted Living, Inc. as of December 31, 1995, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. Further, in our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Sunrise Entities as of December 31, 1994, and the combined results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                   ERNST & YOUNG LLP
Washington, D.C.
February 15, 1996
  except for Notes 10 and
  Note 16, as to which the date is June 5, 1996

                          INDEPENDENT AUDITORS' REPORT

To the Partners and Stockholders
  Sunrise Entities

     We have audited the accompanying combined statements of operations and partners'/stockholders' deficits and cash flows of Sunrise Entities (collectively, the "Company") for the year ended December 31, 1993. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Sunrise Entities for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

                                            Hoffman, Morrison & Fitzgerald P.C.
Vienna, Virginia
March 13, 1996

          CONSOLIDATED BALANCE SHEET OF SUNRISE ASSISTED LIVING, INC.
             AS OF JUNE 30, 1996 (UNAUDITED) AND DECEMBER 31, 1995
               AND THE COMBINED BALANCE SHEET OF SUNRISE ENTITIES
                            AS OF DECEMBER 31, 1994

                                                                  DECEMBER 31,               JUNE 30, 1996
                                                          ----------------------------    -------------------
                                                              1994            1995        (UNAUDITED-NOTE 18)
ASSETS
Current assets:
  Cash and cash equivalents............................   $  8,088,655    $  6,252,449       $  22,712,621
  Accounts receivable, less allowance of
    $50,000, $235,000 and $502,000.....................      1,097,886       1,319,429           1,572,441
  Short-term securities................................        --              --               50,000,000
  Prepaid and other current assets.....................      2,090,644       2,328,571           1,726,548
                                                          ------------    ------------    ----------------
         Total current assets..........................     11,277,185       9,900,449          76,011,610
Property and equipment, net............................     94,296,103     104,317,117         137,470,595
Investment.............................................        --            5,375,404           5,645,785
Restricted cash and cash equivalents...................      1,175,410       1,260,470           1,333,542
Other assets...........................................      2,254,629       2,467,421           3,505,966
                                                          ------------    ------------    ----------------
         Total assets..................................   $109,003,327    $123,320,861       $ 223,967,498
                                                          =============   =============   ================
LIABILITIES AND OWNERS'/STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable and accrued expenses................   $  3,008,239    $  6,547,122       $   7,207,813
  Distribution payable.................................      9,646,167         --                --
  Deferred revenue.....................................        950,789         903,711             971,245
  Other current liabilities............................        760,740         130,669           1,077,430
  Current portion of long-term debt....................      4,216,667         268,576             394,935
                                                          ------------    ------------    ----------------
         Total current liabilities.....................     18,582,602       7,850,078           9,651,423
Notes payable to affiliated entities...................      1,610,231       1,735,138           1,620,838
Interests in unconsolidated partnerships...............        322,221         620,014             744,863
Long-term debt, less current maturities................    104,202,457     120,285,996         118,695,915
                                                          ------------    ------------    ----------------
         Total liabilities.............................    124,717,511     130,491,226         130,713,039
Minority interests.....................................        676,944         639,895             371,457
Preferred stock, $0.01 par value, 10,000,000 shares
  authorized:
  Series A convertible preferred stock, convertible and
    redeemable; $9 stated value and liquidation value
    of $9; plus 9% preferred return; 2,444,444 shares
    issued and outstanding.............................        --           23,963,496           --
Owners'/Stockholders' (deficit) equity:
  Common stock of predecessor..........................         10,501         --                --
  Additional paid-in capital of predecessor............        852,020         --                --
  Accumulated deficit of predecessor...................    (17,253,649)        --                --
  Common stock, $0.01 par value, 60,000,000 shares
    authorized, 6,019,475 and 14,244,562 shares issued
    and outstanding 1995 and 1996......................        --               60,195             142,446
  Contributed capital (deficiency).....................        --          (19,733,287)        107,702,674
  Accumulated deficit..................................        --          (12,100,664)        (14,962,118)
                                                          ------------    ------------    ----------------
         Total owners'/stockholders' (deficit)
           equity......................................    (16,391,128)    (31,773,756)         92,883,002
                                                          ------------    ------------    ----------------
         Total liabilities and owners'/stockholders'
           (deficit) equity............................   $109,003,327    $123,320,861       $ 223,967,498
                                                          =============   =============   ================

                            See accompanying notes.

     CONSOLIDATED STATEMENTS OF OPERATIONS OF SUNRISE ASSISTED LIVING, INC.
          FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED)
                    AND FOR THE YEAR ENDED DECEMBER 31, 1995
         AND THE COMBINED STATEMENTS OF OPERATIONS OF SUNRISE ENTITIES
           FOR EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                       DECEMBER 31,                            JUNE 30,
                                        ------------------------------------------    --------------------------
                                           1993           1994            1995           1995           1996
                                                                                      (UNAUDITED-    (UNAUDITED-
                                                                                       NOTE 18)       NOTE 18)
Operating revenue:
  Resident fees......................   $23,993,737    $32,138,979    $ 34,752,023    $17,075,543    $19,458,479
  Management services income.........     1,604,367      1,829,707       2,505,903      1,211,692      1,541,500
                                        -----------    -----------    ------------    -----------    -----------
                                         25,598,104     33,968,686      37,257,926     18,287,235     20,999,979
Operating expenses:
  Facility operating expenses........    17,760,450     17,983,070      21,010,486     10,268,363     12,607,649
  Facility development and
    pre-opening expenses.............       474,206        262,825       1,171,843        433,326        649,661
  General and administrative.........     2,034,340      4,182,777       6,875,006      2,718,929      4,413,204
  Depreciation and amortization......     2,798,581      3,159,764       3,008,639      1,479,259      1,803,481
                                        -----------    -----------    ------------    -----------    -----------
                                         23,067,577     25,588,436      32,065,974     14,899,877     19,473,995
                                        -----------    -----------    ------------    -----------    -----------
Income from operations...............     2,530,527      8,380,250       5,191,952      3,387,358      1,525,984
Other income (expense):
  Interest income....................       317,144        565,449       1,228,789        605,935        700,258
  Interest expense:
    GECC mortgage interest...........       --          (5,528,789)    (15,295,287)    (4,970,796)    (4,807,319)
    Other debt.......................    (3,808,093)    (3,059,777)     (1,260,292)      (557,445)      (614,740)
                                        -----------    -----------    ------------    -----------    -----------
  Total interest expense.............    (3,808,093)    (8,588,566)    (16,555,579)    (5,528,241)    (5,422,059)
Equity in (losses) earnings on
  investments in
  unconsolidated/non-combined
  partnerships.......................      (104,382)        33,024          (9,081)        48,135          6,675
Minority interest....................       427,798        171,870           6,755        (18,587)        82,704
Unusual charge.......................       --             --              --             --            (981,300)
                                        -----------    -----------    ------------    -----------    -----------
(Loss) income before extraordinary
  item...............................      (637,006)       562,027     (10,137,164)    (1,505,400)    (4,087,738)
Extraordinary item...................       --             850,000         --             --             --
                                        -----------    -----------    ------------    -----------    -----------
Net (loss) income....................   $  (637,006)   $ 1,412,027    $(10,137,164)   $(1,505,400)   $(4,087,738)
                                        ===========    ===========    ============    ===========    ===========
Net loss per share data (Unaudited --
  Note 18):
  Net loss per common equivalent
    shares...........................                                                                $     (0.69)
                                                                                                     ===========
  Weighted average number of common
    and common equivalent shares
    outstanding......................                                                                  7,625,366
                                                                                                     ===========
Pro forma net loss per share data:
  (Unaudited -- Notes 3 and 18):
  Net loss per common and common
    equivalent shares................                                 $      (0.97)                  $     (0.35)
                                                                      ============                   ===========
  Weighted average number of common
    and common equivalent shares
    outstanding......................                                    8,826,127                     9,720,604
                                                                      ============                   ===========

                            See accompanying notes.

   CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY OF THE
                                  COMPANY AND
         COMBINED STATEMENT OF OWNERS' DEFICIT OF THE SUNRISE ENTITIES

                               ADDITIONAL    ACCUMULATED
                    COMMON      PAID-IN-       OWNERS'
                   STOCK OF    CAPITAL OF     DEFICIT OF     SHARES OF      COMMON   CONTRIBUTED
                   SUNRISE      SUNRISE        SUNRISE         COMMON       STOCK      CAPITAL       ACCUMULATED
                   ENTITIES     ENTITIES       ENTITIES        STOCK        AMOUNT   (DEFICIENCY)      DEFICIT          TOTAL
                   --------    ----------    ------------    ----------    --------  ------------    ------------    ------------
Balance at
  December 31,
  1992..........   $ 10,500    $  822,568    $ (4,370,189)                                           $  1,600,729    $ (1,936,392)
Contribution of
  partnership
  capital.......                                   33,022                                                                  33,022
Distributions...                                 (457,814)                                                (29,354)       (487,168)
Net loss........                               (1,707,434)                                              1,070,428        (637,006)
                   --------    ----------    ------------    ----------    --------  ------------    ------------    ------------
Balance at
  December 31,
  1993..........     10,500       822,568      (6,502,415)                                              2,641,803      (3,027,544)
Acquisition of
  interests not
  previously
  owned by
  principal
 shareholders...                                3,846,815                                                               3,846,815
Contribution of
  partnership
  capital.......                                3,550,336                                                               3,550,336
Other capital
contributions...                   29,353                                                                                  29,353
Dividends.......                                                                                       (3,750,000)     (3,750,000)
Cash
distributions...                              (16,432,652)                                                            (16,432,652)
Other
distributions...                               (2,019,563)                                                             (2,019,563)
Net income......                                  494,801                                                 917,226       1,412,027
Initial
  capitalization
  of Sunrise
  Assisted
  Living,
  Inc. .........                                                    100    $      1  $         99                    $        100
                   --------    ----------    ------------    ----------    --------  ------------    ------------    ------------
Combined balance
  at December
  31, 1994......     10,500       851,921     (17,062,678)          100           1            99        (190,971)    (16,391,128)
Issuance of
  common stock
  for net assets
  of Sunrise
  Entities......    (10,500)     (851,921)     17,062,678     6,019,375      60,194   (16,451,422)        190,971         --
Liability of
  Stockholder
  assumed at
  formation.....                                                                       (1,447,561)                     (1,447,561)
Cost of issuance
  of Series A
  convertible
  preferred
  stock.........                                                                       (1,834,403)                     (1,834,403)
Net loss........                                                                                      (10,137,164)    (10,137,164)
Preferred return
  on Series A
  convertible
  preferred
  stock.........                                                                                       (1,963,500)     (1,963,500)
                   --------    ----------    ------------    ----------    --------  ------------    ------------    ------------
Balance at
  December 31,
  1995..........      --           --             --          6,019,475      60,195   (19,733,287)    (12,100,664)    (31,773,756)
Issuance of
  common stock
  warrants......                                                                          135,000                         135,000
Preferred return
  on Series A
  convertible
  preferred
  stock.........                                                                                         (858,000)       (858,000)
Issuance of
  common
  stock.........                                              5,700,000      57,000   104,282,950                     104,339,950
Conversion of
  Series A
  convertible
  preferred
  stock to
  common
  stock.........                                              2,444,444      24,444    24,797,052                      24,821,496
Forfeiture of
  preferred
  return on
  Series A
  convertible
  preferred
  stock.........                                                                       (2,821,500)      2,821,500
Dividends
  payable on
  Series B
  exchangeable
  preferred
  stock.........                                                                                         (347,500)       (347,500)
Issuance of
  common stock
  to acquire
  interest in
  facility......                                                 52,500         525       944,475                         945,000
Exercise of
  employee stock
  options for
  common
  stock.........                                                 28,143         282        97,984                          98,266
Distributions to
 stockholders...                                                                                         (389,716)       (389,716)
Net loss........                                                                                       (4,087,738)     (4,087,738)
                   --------    ----------    ------------    ----------    --------  ------------    ------------    ------------
Balance June 30,
  1996
  (Unaudited --
  Note 18)......   $  --       $   --        $    --         14,244,562    $142,446  $107,702,674    $(14,962,118)   $ 92,883,002
                   ========     =========    ============    ==========    ========  ============    ============    ============

                            See accompanying notes.

     CONSOLIDATED STATEMENT OF CASH FLOWS OF SUNRISE ASSISTED LIVING, INC.
          FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)
                    AND YEAR ENDED DECEMBER 31, 1995 AND THE
              COMBINED STATEMENT OF CASH FLOWS OF SUNRISE ENTITIES
           FOR EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                                     DECEMBER 31,                     SIX MONTHS ENDED JUNE 30,
                                                      -------------------------------------------    ---------------------------
                                                         1993            1994            1995           1995 (UNAUDITED)1996
OPERATING ACTIVITIES
Net (loss) income..................................   $  (637,006)   $  1,412,027    $(10,137,164)   $(1,505,400)   $ (4,087,738)
Adjustments to reconcile net (loss) income to net
  cash provided by operating activities:
    Equity in losses (earnings) on investment in
      unconsolidated/non-combined partnerships.....       104,382         (33,024)          9,081        (48,134)         (6,675)
    Minority interest..............................      (427,798)       (171,870)         (6,755)        18,587         (82,704)
    Provision for bad debts........................       --              123,368         185,257         64,043         266,802
    Provision for loss accrual.....................       --              350,000         --             --              --
    Extraordinary gain on extinguishment of debt...       --             (850,000)        --             --              --
    Depreciation and amortization..................     2,798,581       3,159,764       3,008,639      1,479,259       1,803,481
    Amortization of discount on long-term debt.....       --              267,000         457,000        228,500         416,900
    Accrual of participation mortgage interest.....       --              --            5,400,000        --              --
    Interest included in convertible obligations...       105,658         --              --             --              --
    Conversion of accrued interest into note
      payable......................................       222,098         --              --             --              --
    Changes in assets and liabilities:
      (Increase) decrease:
        Accounts receivable........................      (256,350)       (299,820)       (406,799)    (1,410,616)       (519,814)
        Prepaid and other current assets...........       (89,766)       (595,799)       (237,927)       217,886         602,023
        Other assets...............................       --               36,309        (854,429)        95,533        (225,776)
      Increase (decrease):
        Accounts payable and accrued expenses......     1,341,388        (362,950)      3,538,883      1,541,425         660,690
        Deferred revenue...........................         6,242        (298,909)        (47,078)       204,547          67,534
        Other liabilities..........................       (97,069)        --               35,726         42,748         946,762
                                                      -----------    ------------    ------------    -----------    ------------
Net cash provided by (used in) operating
  activities.......................................     3,070,360       2,736,096         944,434        928,378        (158,515)
INVESTING ACTIVITIES
Increase in restricted cash and cash equivalents...       118,700        (552,631)        (85,060)      (471,997)        (73,072)
Acquisition of interests in facilities.............    (1,055,412)     (5,458,707)        195,936        --              (18,700)
Purchases of property and equipment................    (3,218,190)    (10,652,172)    (12,765,570)    (2,655,832)    (33,941,627)
Disposition of property and equipment..............       --              --               24,586         22,889         --
Purchase of investment and short term
  investments......................................       --              --           (5,375,404)    (5,214,093)    (50,270,381)
Distribution from investment in unconsolidated
  partnership......................................       --             (374,419)         97,876         83,983         150,224
                                                      -----------    ------------    ------------    -----------    ------------
Net cash used in investing activities..............    (4,154,902)    (17,037,929)    (17,907,636)    (8,235,050)    (84,153,556)
FINANCING ACTIVITIES
Organization costs paid............................       --              (61,475)           (264)       --             (112,993)
Net proceeds from sale of Series A convertible
  preferred stock..................................       --                  100      20,165,593     20,165,593         --
Net proceeds from sale of Series B exchangeable
  preferred stock..................................       --              --              --             --           10,000,000
Redemption of series B exchangeable preferred
  stock............................................       --              --              --                         (10,000,000)
Net proceeds from exercised options................       --              --              --             --               99,036
Dividends paid on Series B exchangeable preferred
  stock............................................       --              --              --             --             (347,500)
Net proceeds from initial public offering of common
  stock............................................       --              --              --             --          104,339,950
Contributions from partners........................        28,022       3,550,336         --               5,100         --
Distributions to partners..........................        (2,397)     (6,786,485)     (9,646,167)    (9,645,461)       (390,486)
Additional net investment of minority interests....     2,581,497       1,024,090         (35,394)       (10,294)        (40,582)
Additional borrowings under long-term debt.........       923,538     101,976,095       9,326,357      1,333,483      14,916,267
Additional borrowings from related parties.........       --               10,100         --             --              --
Financing costs paid...............................       (54,674)        --             (312,564)      (162,750)       (780,258)
Repayment of long-term debt........................    (1,622,028)    (76,840,388)     (4,295,472)      (102,764)    (16,796,891)
Dividends..........................................       --           (3,750,000)        --             --              --
Repayment of related party note payable............       --              --              (75,093)      (141,750)       (114,300)
                                                      -----------    ------------    ------------    -----------    ------------
Net cash provided by financing activities..........     1,853,958      19,122,373      15,126,996     11,441,157     100,772,243
                                                      -----------    ------------    ------------    -----------    ------------
Net increase (decrease) in cash and cash
  equivalents......................................       769,416       4,820,540      (1,836,206)     4,134,485      16,460,172
Cash and cash equivalents at beginning of year.....     2,498,699       3,268,115       8,088,655      8,088,655       6,252,449
                                                      -----------    ------------    ------------    -----------    ------------
Cash and cash equivalents at end of year...........   $ 3,268,115    $  8,088,655    $  6,252,449    $12,223,140    $ 22,712,621
                                                      ===========    ============    ============    ===========    ============

                            See accompanying notes.

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1.  ORGANIZATION AND PRESENTATION

     Sunrise Assisted Living, Inc. (the "Company") does business in the assisted living segment of providing elder care services. The Company operates, manages and develops assisted living facilities. The facilities provide a residence, meals and non-medical assistance to elderly residents for a monthly fee. Agreements with residents are for a term of one year and are cancelable by residents with thirty days notice. The Company's services are generally not covered by health insurance and so the monthly fees are generally payable by the residents, their family, or another responsible party.

     The consolidated financial statements include the Company's wholly owned subsidiaries that manage (Sunrise Terrace, Inc.), own (Sunrise Assisted Living Limited Partnership), and develop (Sunrise Development, Inc.) assisted living facilities, and also include one limited partnership which owns a facility (Gardner Park) in which the Company owns a 50% partnership interest and controls the limited partnership through its status as the manager of the facility and as the sole general partner with the unilateral ability under the partnership agreement to conduct the ordinary course of business of the partnership, and two limited liability companies which own facilities (Village House and Raleigh). For the limited liability company which owns the Village House facility, the Company owns a 50% membership interest and has entered into an agreement to acquire an additional 30% membership interest, acts as the sole manager of the limited liability company and the manager of the facility, and has the ability under the operating agreement to unilaterally conduct the ordinary course of business of the limited liability company. For the limited liability company which owns the Raleigh facility, the Company owns a 50% membership interest, has the right on 45 days notice to acquire the remaining interests for a price specified in the operating agreement, acts as the sole manager of the limited liability company and the manager of the facility, and under the terms of the operating agreement has the unilateral right to conduct the ordinary course of business of the limited liability company. All significant intercompany transactions and accounts have been eliminated. The Company accounts for other significant partnership investments in which it is the general partner and/or manager on the equity method, including Sunrise Homes of Towson, L.P. (13.9% ownership interest) and Sunrise of Queen Anne (33% tenancy-in-common ownership interest) because the Company is able to significantly influence both the operating and financial decisions of these facilities. The Company also has accounted under the equity method for its partnership investment in the limited partnerships which own the Annapolis and Pikesville facilities. In those partnerships, the Company is the sole general partner, has a 50% ownership interest and has entered into an agreement to acquire an additional 1% ownership interest. The Company's ability to conduct the ordinary course of business of the partnership is currently limited by certain limited partner approval requirements.

     The Company was incorporated in Delaware on December 14, 1994. On January 4, 1995, the Company issued 6,019,375 shares of Common Stock to the majority stockholders in exchange for all of the equity interests in Sunrise Entities. The equity interests were recorded at the historical cost of the majority stockholders (i.e., a reorganization of entities under common control). Simultaneously, the Company sold 2,444,444 shares of Series A Convertible Preferred Stock at $9.00 per share net of issuance costs of $1,834,403 to seven institutional investors. In addition, the Company assumed notes payable of $2,090,000 at January 4, 1995 (see Note 8). Concurrent with the January 4, 1995 transaction, Sunrise Entities distributed an aggregate $9,606,000 in cash to the majority stockholders, which was recognized as a distribution payable in Sunrise Entities' December 31, 1994 combined financial statements.

     The historical financial statements for the years ended December 31, 1994 and 1993 represent the combined historical results of operations and financial condition of Sunrise Entities. Sunrise Entities recorded their interests in the Acquired Entities of Sunrise under the equity method prior to June 8, 1994. Sunrise Entities, which prior to January 4, 1995 developed, managed and owned assisted living facilities, consist of a

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

1.  ORGANIZATION AND PRESENTATION (CONTINUED)

management company, a development company, interests in limited partnerships and limited liability companies that owned assisted living facilities and other limited partnerships used to hold equity in operating assisted living facilities or development projects. All of the operations and equity interests of Sunrise Entities were held by the majority stockholder of the Company and were transferred to the Company on January 4, 1995, in exchange for Common Stock of the Company. All significant intercompany transactions and accounts have been eliminated in the combined financial statements.

     Prior to June 8, 1994, 15 of the assisted living facilities now owned by the Company were held in separate limited partnerships partially owned by other parties. Four of the facilities were not previously controlled by the Sunrise Entities. The Sunrise Entities owned 47%, 48%, 29% and 25%, respectively of these facilities. The combined net assets of the 15 facilities consisted of $75,492,931 of total assets, including $263,008 of cash and $77,645,513 of liabilities. On June 8, 1994, a new debt facility (see Note 8) was used to finance the acquisition of all outside interests and refinance approximately $71,500,000 of existing long-term debt of the facilities. The aggregate purchase price of the outside interests was $48,319,245. At the acquisition date the carrying value of the net operating assets of the facilities was stepped up by $12,094,910 to reflect the excess of the purchase price over the book basis of the interests acquired (i.e., the acquisition of an interest not previously earned) that was not previously owned by the Company's principal stockholders.

     Disclosures made herein with respect to the years ended December 31, 1993 and 1994 are to be read as disclosures of Sunrise Entities. All disclosures made in reference to periods subsequent to December 31, 1994, except those specifically identified as relating to transactions prior to the formation of the Company, are disclosures of the Company.

2.  SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Resident fee revenue is recognized when services are rendered and consists of daily resident fees, resident community fees and other ancillary services. Generally, resident community fees approximating sixty times the daily residence fee are received from potential residents upon occupancy. Resident community fees are ratably refundable if the prospective resident does not move into the facility or moves out of the facility within ninety days. Community fees received are recognized as income over the first ninety days of the resident's stay. Revenue from management contracts is recognized in the month in which it is earned in accordance with the terms of the management contract.

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOWANCES FOR DOUBTFUL ACCOUNTS

     Details of the allowance for doubtful accounts receivable are as follows:

                                                              1993         1994        1995
    Beginning balance....................................   $  --        $  --       $ 50,000
    Bad debt expense.....................................      --         123,000     185,000
    Accounts written off.................................      --         (73,000)      --
                                                            ---------    ---------   --------
    Ending balance.......................................   $  --        $ 50,000    $235,000
                                                            =========    =========   ========

PROVISION FOR LOSS ACCRUALS

     During 1994, the Company recorded a loss accrual amounting to $250,000 to recognize anticipated losses on one of its management contracts. Also in 1994, the Company accrued $100,000 in anticipation of actions taken by Virginia state and local authorities regarding licensure and state building code violations. No loss accruals were recorded in 1995.

PRE-RENTAL COSTS

     Costs incurred to initially rent facilities are capitalized and amortized over 12 months. All other pre-rental costs are expensed as incurred.

     Pre-rental costs and accumulated amortization are as follows:

                                                                           DECEMBER 31,
                                                                        -------------------
                                                                         1994        1995
    Pre-rental costs.................................................   $42,725    $253,557
    Accumulated amortization.........................................    (1,965)    (11,393)
                                                                        -------    --------
                                                                        $40,760    $242,164
                                                                        =======    ========

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at the lower of cost or net realizable value and include interest and property taxes capitalized on long-term construction projects during the construction period as well as other costs directly related to the development and construction of facilities. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method at rates intended to amortize the cost of the related assets over their estimated useful lives.

     During 1994, Sunrise Entities changed the estimated useful life of furniture and equipment from seven to ten years and of buildings from 31.5 to 40 years. The changes had the effect of reducing depreciation expense by $402,069 in 1994.

DEFERRED FINANCING COSTS

     Costs incurred in connection with obtaining permanent financing for Company-owned facilities have been deferred and are amortized over the term of the financing using the effective interest method.

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Deferred financing fees and accumulated amortization are as follows:

                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                       1994          1995
    Deferred financing...........................................   $2,233,750    $2,546,319
    Accumulated amortization.....................................     (162,393)     (438,385)
                                                                    ----------    ----------
                                                                    $2,071,357    $2,107,934
                                                                    ==========    ==========

ORGANIZATION COSTS

     Costs incurred in connection with the organization of the Company have been capitalized and are being amortized ratably over five years.

INCOME TAXES

     Income taxes are provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (temporary differences).

     All of Sunrise Entities were partnerships, limited liability corporations or were corporations that elected to be treated as an S Corporation under
Section 1362 of the Internal Revenue Code. Therefore, no provision or benefit for income taxes was included in the Predecessor's financial statements because taxable income or loss passed through pro rata to the owners of the Predecessor.

CASH AND CASH EQUIVALENTS

     The Company considers cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

NON-CASH TRANSACTION

     In 1993 the Company assumed a note payable of $8,550,000 as the primary consideration for the acquisition of the Village House facility.

STOCK-BASED COMPENSATION

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and accordingly recognizes no compensation expense for the stock option grants.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996 and the effect is not material to the Company's operations or financial position taken as a whole. Under SFAS No. 121, property and equipment of the Company are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

     In October 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Statement allows for a fair value-based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value-based accounting for those arrangements. These disclosure requirements are effective for fiscal years beginning after December 15, 1995, or upon initial adoption of the statement, if earlier. The Company adopted Statement No. 123 in the first quarter of 1996 and has elected to continue to account for stock-based compensation arrangements under APB Opinion No. 25.

OTHER

     The Company's interest in accumulated losses of unconsolidated partnership's distributions are recorded below the Company's cost basis, which reflects the Company's obligations as the general partner. The Company has no liability for any other material commitments or contingencies of partnerships in which it is a general partner.

RECLASSIFICATIONS

     Certain 1993 and 1994 balances have been reclassified to conform with the 1995 presentation.

3.  PRO FORMA NET LOSS PER COMMON SHARE

     The Company's net loss per share calculations are based upon the weighted average number of shares of Common Stock outstanding. Pursuant to the requirements of the Securities and Exchange Commission (SEC) staff accounting bulletin No. 83, options to purchase Common Stock issued at prices below the initial public offering price during the twelve months immediately preceding the initial filing of the registration statement relating to the initial public offering ("IPO"), have been included in the computation of net loss per share as if they were outstanding for all periods presented (using the treasury method assuming repurchase of common stock at the estimated IPO price). Other shares issuable upon the exercise of stock options or conversion of redeemable convertible preferred stock have been excluded from the computation because the effect of their inclusion would be anti-dilutive. Subsequent to the Company's IPO, options under the treasury stock method will be included to the extent they are dilutive. The Company's pro forma loss per share reflects the conversion of Series A Convertible Preferred Stock and the acquisition of the Southeast Properties as if they occurred on January 1, 1995.

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

3.  NET LOSS PER COMMON SHARE (CONTINUED)

     The following table summarizes the computations of share amounts used and the computation of pro forma net loss per common share presented in the accompanying statements of operations:

                                                                              PRO FORMA
                                                                          DECEMBER 31, 1995
                                                                             (UNAUDITED)
    Common and common equivalent shares:
    Weighted average number of shares of common stock outstanding
      during the period................................................         6,019,475
    Assumed conversion of Series A Convertible Preferred Stock.........         2,444,444
    Options to purchase common stock issued within one year of
      registration statement using the treasury stock method...........           362,208
                                                                             ------------
    Total common and common equivalent shares of stock considered
      outstanding during the year......................................         8,826,127
                                                                             ============
    Net loss...........................................................      $(10,137,164)
    Net loss per common and common equivalent shares...................             (1.15)
    Pro forma adjustment to reflect acquisition of Southeast Properties
      (Note 18)........................................................         1,605,000
                                                                             ------------
    Pro forma net loss.................................................      $ (8,532,164)
                                                                             ============
    Net loss per common and common equivalent shares...................      $      (0.97)

4.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                     DECEMBER 31,
                                                      -------------------------------------------
                                                      ASSET LIVES        1994            1995
    Land and land improvements.....................     10 yrs.      $ 11,638,789    $ 13,071,971
    Building and building improvements.............     40 yrs.        82,033,939      83,012,889
    Furniture and equipment........................     10 yrs.         8,960,081      10,403,810
                                                                     ------------
                                                                      102,632,809     106,488,670
    Less accumulated depreciation and
      amortization.................................                   (12,539,785)    (15,184,945)
                                                                     ------------
                                                                       90,093,024      91,303,725
    Construction in progress.......................                     4,203,079      13,013,392
                                                                     ------------
                                                                     $ 94,296,103    $104,317,117
                                                                     ============

     Interest capitalized during 1994 and 1995 was $137,896 and $166,960, respectively.

     Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of facilities including certain direct costs of the Company's development subsidiary, Sunrise Development, Inc. If a project is abandoned, any costs previously capitalized are expensed.

5.  INVESTMENT

     On March 1, 1995, the Company purchased all of the outstanding mortgage revenue bonds used to finance a facility managed by the Company. The 10% Bucks County Industrial Development Authority, First

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

5.  INVESTMENT (CONTINUED)

Mortgage Revenue Bonds, July 1, 2019, having a face value of $12.5 million, were purchased for $5,000,000. The bonds were in financial default when purchased.

     On June 30, 1995, the bonds were restructured, at no gain or loss to the Company, to reduce their face amount to $5,750,000 (Series A and C) and provide the facility managed by the Company additional funding for renovations (Series
B). The renovation bond allows for draws up to $750,000 as construction continues at the facility. Interest only is payable until maturity. The balances outstanding at December 31, 1995 are as follows:

             DESCRIPTION                FACE AMOUNT               INTEREST RATE            MATURITY DATE
Series A.............................   $5,000,000                     11%                 July 1, 2025
Series B.............................      375,404                     11%                 July 1, 2015
Series C.............................      750,000        20% subject to available cash    July 1, 2010
Bond discount........................     (750,000)
                                        ----------
                                        $5,375,404
                                        ==========

     Subsequent to June 30, 1995 all interest payments on these bonds are current. The Company recognized $443,069 in interest income during 1995 on this investment. The bond discount ($750,000 at December 31, 1995) will be recognized as income over the life of the loan. These bonds are classified as available-for-sale in accordance with SFAS 115. Management believes the net carrying cost of the bonds approximates market value at December 31, 1995.

6.  RELATED-PARTY TRANSACTIONS

SUNRISE FOUNDATION, INC.

     The majority stockholders operate a school and a day care center through a not-for-profit organization, Sunrise Foundation, Inc. ("SFI"). SFI reimburses the Company monthly for use of office facilities and support services. Reimbursements were $60,000 per year in 1993, 1994 and 1995. Such amounts are included in management services income.

GROUND LEASE

     The Company has a ninety-nine year ground lease with a stockholder and the stockholder's relative. The ground lease expires in May 2085. The basic monthly rent is adjusted annually based on the CPI. Rent expense under this lease was $241,896, $248,496 and $255,258 for the years ended December 31, 1993, 1994 and
1995, respectively. The Company subleases one-half of this ground lease to SFI. The sublease expires in May 2085 and requires payments equal to 50% of all payments made by the Company under the ground lease. Sublease rental income was $120,948, $124,248 and $127,629 for the years ended December 31, 1993, 1994 and
1995 respectively. Rent expense, included in facility operating expenses, is recorded net of the sublease income.

OTHER

     The majority stockholders lease certain real property located in Fairfax County, Virginia for use as a residence pursuant to a ninety-nine year ground lease with the Company dated June 7, 1994. The rent is $1.00

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

6.  RELATED PARTY TRANSACTIONS (CONTINUED)

per month. This property is part of a parcel, which includes a facility, that was transferred to the Company on June 8, 1994.

     A director of the Company made a capital contribution of $500,000 in exchange for a 30% membership interest in a limited liability company which operates one of the Company's facilities. The Company owns a 50% membership interest, is the managing member and manages the facility pursuant to a management contract that expires in 2003. Distributions made by the Company to the director in 1993, 1994 and 1995 aggregated $18,700, $35,616 and $40,295, respectively. The operating agreement of the facility requires the facility to repurchase the minority interests at the lessor of (i) the facility's fair market value or (ii) return of the investor's contributed capital assuming on 8% return net of distributions. The repurchase right is exercisable beginning in 2000.

7.  RECEIVABLES AND PAYABLES FROM AFFILIATES

     Included in prepaid and other current assets are net receivables from unconsolidated partnership investments of $1,073,242 and $1,359,164, as of December 31, 1994 and 1995, respectively. Included in other assets are notes receivable from officers of the Company amounting to $43,401 and $109,348 as of December 31, 1994 and 1995, respectively.

     Included in other current liabilities is $714,295 and $102,601 payable to affiliates as of December 31, 1994 and 1995, respectively. Also included in other liabilities in 1994 is $671,000 payable to minority owners, which pertains to advances for construction activities prior to obtaining a construction loan.

     Notes payable to affiliated entities consisted of the following:

                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                       1994          1995
    Notes to related limited partnerships, principal and interest
      due December 31, 1999. Interest accrues at 8% annually. ...   $1,510,231    $1,435,138
    Two notes due to an employee and an entity related to that employee of $60,000 and $40,000, respectively. Interest
      accrues at $1,890 annually, principal due June 5, 1999. ...      100,000       100,000
    Note payable assumed upon formation of the Company due
      December 31, 1999 bearing no interest. ....................           --       200,000
                                                                    ----------    ----------
                                                                    $1,610,231    $1,735,138
                                                                    ==========    ==========

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

8.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                            DECEMBER 31,
                                                                    ----------------------------
                                                                        1994            1995
Multi-Property/Participating Blanket First Mortgage (the "GECC
  Mortgage").....................................................   $ 95,000,000    $ 95,000,000
Accrued participation interest on the GECC Mortgage..............      3,200,000       8,600,000
Outstanding draws on construction notes payable..................        358,874       9,685,336
Mortgage notes payable to Housing Opportunities Commission of
  Montgomery County, Maryland (HOC)..............................      8,600,308       8,530,059
Notes payable dated June 6, 1994 to three individual parties.....        --            1,170,544
Other notes and capital leases...................................         92,942          44,633
Line of credit...................................................      4,100,000         --
Discount on the GECC Mortgage long-term debt less amortization of
  $724,000.......................................................     (2,933,000)     (2,476,000)
                                                                    ------------    ------------
                                                                     108,419,124     120,554,572
     Less current portion........................................     (4,216,667)       (268,576)
                                                                    ------------    ------------
                                                                    $104,202,457    $120,285,996
                                                                    ============    ============

     The GECC Mortgage is collateralized by a blanket first mortgage on all assets of a subsidiary of the Company. Such assets had a book value of approximately $80 million at December 31, 1995. The GECC Mortgage consists of two separate debt classes. Class (A) in the amount of $65,000,000 bears a fixed interest rate of 8.56% and is interest only until the maturity date of May 31, 2001. Class (B) in the amount of $30,000,000 bears a variable interest rate of one month LIBOR rate plus 5.75% (11.75% at December 31, 1995). Class (B) is interest only until July 1, 1997 at which time principal and interest payments are due using a twenty-year amortization schedule. Effective September 30, 1996, Sunrise Assisted Living Limited Partnership is required to meet a minimum debt service coverage ratio or principal payments accelerate to the lesser of monthly net cash flow or amortization of the loan over a twenty-year period. Each month, the lender can receive additional interest based on 25% of net cash flows as specified in the loan documents, which amounted to $347,000 in 1995 and $370,000 in 1994 and has a 25% participation interest payable at maturity computed at either the date of maturity, initial public offering of securities by Sunrise Assisted Living Limited Partnership or one of its affiliates, or sale of the operating assets. The terms of the loan contain certain covenants and prepayment restrictions. Additionally, the current majority stockholders must maintain a 25% interest in the Company.

     The GECC Mortgage requires Sunrise Assisted Living Limited Partnership to maintain certain restricted cash balances. These restricted cash and cash equivalent balances consist of escrows for an operating reserve of fifteen days of total Sunrise Assisted Living Limited Partnership expenses, a capital reserve of 3% of monthly revenues of Sunrise Assisted Living Limited Partnership and a real estate tax escrow.

     A participation interest of $3,200,000 payable in connection with the GECC Mortgage was recorded at the loan date. A corresponding amount was recorded as loan discount that will be amortized over the life of the loan. Amortization of the discount of $267,000 and $457,000 has been included as interest expense in 1994 and 1995, respectively. During 1995, the Company revised its estimate of the market value of the properties financed by the GECC Mortgage. Additional participation interest on the GECC Mortgage of $5.4 million

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

8.  LONG-TERM DEBT (CONTINUED)

was accrued and expensed through December 31, 1995 based on the increase in the properties' estimated market value during 1995.

     The construction notes have total available borrowings of $14,934,000. The notes bear interest based on various published interest rate indices. At December 31, 1995, interest rates on the notes ranged from 7.8% to 11%, remaining maturities ranged from four to seven years, and the notes were secured by four facilities under construction.

     The mortgage notes payable to HOC have monthly payments of $56,714, including interest at 7.25%, due monthly through June 2033. Additional payments of approximately $21,070 are also made monthly for taxes, insurance and replacement reserves. The notes are insured by the Maryland Housing Fund for which the Company pays an annual fee of .5% of the outstanding note balance and are collateralized by a deed of trust on the applicable facility and an assignment of rents from that facility. One of the notes, totaling $200,000, is also guaranteed by certain stockholders. The notes payable to individuals were part of the $2,090,000 and liabilities assumed upon the formation of the Company (see Note 1). The Notes are interest free and are recorded net of imputed interest at 8.56% (fixed rate of the GECC Mortgage). The principal amount is payable in 132 equal consecutive monthly installments beginning July 1, 1994. The notes are due in full on June 1, 2005.

     The HOC mortgage notes also place certain restrictions on operations including maintenance of escrow accounts for real estate taxes and property replacement reserves.

     The line of credit was due May 31, 1995. Interest accrued at a rate equal to two hundred basis points over the thirty-day LIBOR rate. Borrowing on the line was used to purchase an assisted living facility.

     Principal maturities of long-term debt as of December 31, 1995 are as follows:

    1996..................................................................   $    268,576
    1997..................................................................        605,250
    1998..................................................................      4,959,563
    1999..................................................................      5,087,653
    2000..................................................................        912,351
    Thereafter............................................................    108,721,179
                                                                             ------------
                                                                             $120,554,572
                                                                             ============

     Interest expense paid totaled $3,241,778, $6,220,886 and $10,231,941, in
1993, 1994 and 1995, respectively, of which $0, $17,288 and $18,000 in 1993,
1994 and 1995, respectively, is related to notes payable to related parties.

     Substantially all of the Company's property and equipment is subject to mortgages or other pledges.

     Restricted cash and cash equivalents at December 31 consists of the following:

                                                                       1994          1995
    Under the GECC Mortgage, real estate tax escrows, operating
      and capital reserves.......................................   $  991,382    $1,104,665
    Under HOC mortgage, real estate tax escrows and resident
      security deposits..........................................      184,028       155,805
                                                                    ----------    ----------
                                                                    $1,175,410    $1,260,470
                                                                    ==========    ==========

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

9.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Prior to formation of the Company on January 4, 1995 (see Note 1) Sunrise Entities were held in partnerships, limited liability companies, and subchapter S corporations, all of which passed through tax liabilities and benefits to the owners. The transfer of assets at the formation of the Company was taxable, in part to the owners. Accordingly, the tax basis of a majority of the property and equipment of the Company exceeds its respective book basis for financial reporting purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities recognized as of the date of formation of the Company and at December 31, 1995 are presented below:

                                                                 JANUARY 4,     DECEMBER 31,
                                                                    1995            1995
    Deferred tax assets:
      Property and equipment..................................   $ 6,598,370    $  6,664,396
      Participating interest..................................       --            2,480,220
      Operating loss carryforward.............................       --            1,562,860
      Deferred revenue........................................       349,269         363,442
      Bad debt allowance......................................        20,250          95,175
                                                                 -----------    ------------
    Total gross deferred tax assets...........................     6,967,889      11,166,093
    Less valuation allowance..................................    (6,967,889)    (11,166,093)
    Deferred tax liabilities..................................       --              --
                                                                 -----------    ------------
    Net deferred tax amount...................................   $   --         $    --
                                                                 ===========    ============

     At December 31, 1995, the Company had net operating loss carryforwards for income tax purposes of approximately $3,860,000 which expire in 2010. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company is in a cumulative pretax loss for the latest three years for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that the Company will generate any earnings or any specific level of earnings in future years. Therefore, the Company established a valuation allowance on deferred tax assets of approximately $11.2 million as of December 31, 1995.

     Significant components of the provision for income taxes are as follows for the year ended:

                                                                               DECEMBER
                                                                               31, 1995
    Current:
         Federal...........................................................   $   --
         State.............................................................       --
                                                                              -----------
      Total current........................................................       --
    Deferred:
         Federal...........................................................    (3,524,418)
         State.............................................................      (673,786)
         Increase in valuation allowance...................................     4,198,204
                                                                              -----------
      Total deferred.......................................................   $   --
                                                                              ===========

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

9.  INCOME TAXES (CONTINUED)

     The effective tax rate on income before income taxes varies from the statutory federal income tax rate for the year ended December 31, 1995 as follows:

        Statutory rate........................................................   (34)%
        State taxes, net......................................................    (6)
        Valuation allowance...................................................    40
                                                                                 ----
                                                                                   -
                                                                                   0%
                                                                                 =====

10.  STOCKHOLDERS' (DEFICIT) EQUITY AND STOCK OPTION PLAN

     The Company effected a three-for-one stock split of the Company's Common Stock and increased the number of authorized shares of Common Stock from 20,000,000 to 60,000,000, effective July 11, 1995. Pursuant to the authorization of the Board of Directors and stockholders, the Company has effected on March 20, 1996 a one-for-three stock split. All share amounts reflected herein reflect the one-for-three stock split. Authorized shares of Common Stock remain 60,000,000. The Company has a stock option plan providing for the grant of incentive and nonqualified stock options to employees, directors, consultants and advisors. Pursuant to the Plan, 998,065 shares of Common Stock have been reserved for issuance. At December 31, 1995 the following options have been granted:

                        DATE OF GRANT                    NO. OF SHARES GRANTED    EXERCISE PRICE
        May 16, 1995..................................          257,100               $ 3.00
        November 17 ,1995.............................           63,333               $ 7.50
        December 15, 1995.............................          181,167               $ 7.50
        December 15, 1995.............................            6,666               $ 3.75

     No shares have been forfeited. Options expire ten years from date of grant and will vest 25% each year beginning on the earlier of December 31, 1999 or the effectiveness of a Registration Statement on Form S-8 following the completion of the proposed initial public offering by the Company.

     The Company also has a stock option agreement with one of its senior executives who currently is not a stockholder of the Company. The agreement, as amended, is effective as of January 4, 1995 and covers 450,000 shares of Common Stock that have been reserved for issuance at an exercise price of $8.00. No compensation has been attributed to the options. These options expire in ten years and are exercisable in 2001 or when the "trigger price" or per share market value of outstanding Common Shares reaches a certain value as follows:

                               SHARES EXERCISABLE                          TRIGGER PRICE
        300,000.........................................................      $ 15.75
         75,000.........................................................      $ 25.00
         75,000.........................................................      $ 30.00

     A total of 3,892,509 shares of Common Stock have been reserved for stock option plans and conversion of preferred stock (see Note 11).

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

10.  STOCKHOLDERS' (DEFICIT) EQUITY AND STOCK OPTION PLAN (CONTINUED)

     Common Stock at December 31, 1994, was comprised of the following:

    Sunrise Terrace Inc. Common Stock, $1 par value, 10,000 shares authorized
      and outstanding..........................................................   $10,000
    Sunrise Development Inc. Common Stock, $10.00 par value, 5,000 shares
      authorized, 50 outstanding...............................................       500
    Sunrise Assisted Living Inc. Common Stock, $.01 par value 60,000,000 shares
      authorized, 100 shares outstanding.......................................         1
                                                                                  -------
                                                                                  $10,501
                                                                                  =======

11.  REDEEMABLE PREFERRED STOCK

     The Company has authorized 10,000,000 shares of $0.01 par value of preferred stock, of which 2,444,444 shares have been designated Series A Convertible Preferred Stock and of which 3,199,995 shares have been designated Series B Exchangeable Preferred Stock.

     The Series A Convertible Preferred Stock (Series A Preferred Stock) has a 9% preferred return, compounded annually, payable, together with the stated value of $9 per share, upon redemption. The Series A Preferred Stock can be redeemed at the earlier of 2002, or if a qualified public offering has not occurred by December 30, 1998, or if a change in ownership of the Company has occurred by June 15, 1997. The preferred return of $1,963,500 through December 31, 1995 is forfeited upon conversion to shares of Common Stock upon completion of a qualified public offering. Series A Preferred Stock is currently convertible to 2,444,444 shares of Common Stock which have been reserved. See
Note 18.

     The holders of Series A Preferred Stock shares are entitled to vote on all matters submitted to a vote of the stockholders of the Company and to have the number of votes equal to the number of whole shares of Common Stock into which each share of Series A Preferred Stock is then convertible. Each Series A stockholder is obligated to purchase, upon call by the Company, its pro rata portion of 1,000,000 shares of Series B exchangeable preferred stock for $10 per share, or $10,000,000. On January 19, 1996 the Company exercised the call.

     The Series B Exchangeable Preferred Stock (Series B Preferred Stock) has a 9% cumulative dividend payable quarterly and has no conversion rights. Each share of Series B may be redeemed at the option of the holder beginning in 2002 or earlier under specified circumstances. If the gross proceeds provided in an initial public offering are greater than $35,000,000, all shares of Series B Preferred Stock are required to be redeemed at a redemption price of $10.00 per share plus an amount in cash equal to any accrued but unpaid dividends on the Series B shares.

     Shares of Series B are exchangeable, at the option of the Company, for subordinated debt bearing interest of 9% per annum. In general, Series B stockholders are not entitled to vote on any matters submitted to a vote of the stockholders of the Company.

12.  EXTRAORDINARY ITEM

     In June 1994, $3,350,000 of second-trust mortgages related to two of the predecessor limited partnerships, were prepaid for $2,500,000. The gain on prepayment has been reflected as an $850,000 extraordinary gain in the combined statements of operations.

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

13.  COMMITMENTS

     On June 8, 1994 the Company exchanged a minority interest in an operating facility for all of the operating assets of three related limited partnerships (the LPs). The Company does not directly own any interest in the LPs. In addition, the Company has unconditionally guaranteed that it will fund any shortfall in cash required by the three LPs, to honor the LPs' commitments in 1996 to 1998, to provide a guaranteed 9% return to the limited partners and to repurchase the limited partnership interests of the limited partners. The combined cash shortfall if the repurchase had been completed at December 31, 1995, would have been $2,129,124. The guarantees are considered to be contingent acquisition costs. The actual amount of cash shortfall of the LPs, if any, will depend on the cash distributions and residual value of the minority interest transferred to the LPs. If the Company is required to fund any cash shortfall in accordance with the guarantees, the carrying value of the net assets required in the exchange would be increased.

     The Company does not have any requirement to fund this or any other cash shortfall as of December 31, 1995.

     The Company leases its corporate office space under various leases that expire on September 30, 1996 and February 1999. The base rent increases by fixed amounts and is subject to additional annual increases based on the Consumer Price Index. The Company is also responsible for its proportionate share of annual increases in operating expense and property taxes.

     Future minimum lease payments under office and equipment leases as of December 31, 1995 are as follows:

        1996..............................................................   $202,392
        1997..............................................................     62,934
        1998..............................................................     62,934
        1999..............................................................     20,712
                                                                             --------
                                                                              348,972
        Less sublease rentals.............................................      4,604
                                                                             --------
                                                                             $344,368
                                                                             ========

     Included in general and administrative expenses is rent expense amounting to $215,688, $227,452 and $183,230 for the years ended December 31, 1993, 1994 and 1995, respectively.

     The Company's growth strategy is to develop at least 40 new assisted living facilities over the next three years. In conjunction with the growth strategy, at December 31, 1995, the Company had four facilities under construction. Total project costs for these four facilities is expected to be approximately $36.4 million of which $18.6 million has been incurred. In addition, the Company has entered into contracts to purchase an additional 12 property sites for future development. Total contracted purchase price of these sites amounts to $14.4 million.

     In accordance with the formation agreements of two consolidated subsidiaries, the Company is required to repurchase the minority interests in those subsidiaries. These rights can be exercised beginning 2000 and 2001 respectively for each or the two facilities and would be based upon 110% of the facilities estimated fair market value or 115% if exercised after twelve years. The aggregate carrying value of the minority interest for the two consolidated subsidiaries was $1,104,804 at December 31, 1995.

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

14.  PROFIT-SHARING PLAN

     The Company has a profit-sharing plan (the "Plan") under Internal Revenue Code Section 401(k). All employees of the Company are covered by the Plan. The Plan contains three elements -- employee salary contributions, matching employer contributions, and special discretionary employer contributions. All full-time employees who have twelve months of employment are eligible to participate in the Plan. Deferred salary contributions are made through pre-tax salary deferrals of between 1% and 16%.

     The Plan provides that the employer will contribute $0.25 for every dollar the employee contributes, up to 7% of the employee's compensation. Matching contributions made by the Company and the Predecessor totaled $20,711, $38,594 and $80,198 during 1993, 1994 and 1995, respectively. No discretionary profit-sharing contributions were made during 1993, 1994 or 1995.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosures of estimated fair value were determined by management, using available market information and valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have an effect on the estimated fair value amounts. The fair value of the investment is discussed in Note 5.

     Cash equivalents, accounts receivable, accounts payable and accrued expenses, investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values.

     Fixed rate debt with an aggregate carrying value of $74,745,000 has an estimated aggregate fair value of $75,000,000 at December 31, 1995. Estimated fair value of fixed rate debt is based on interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. The estimated fair value of the Company's variable rate debt is estimated to be approximately equal to its carrying value of $45,810,000 at December 31, 1995.

     Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1995. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 1995 and current estimates of fair value may differ from the amounts presented herein.

16.  SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

     On May 28, 1996, the Company purchased an additional 30% interest held by a director in one of the Company's facilities in exchange for 52,500 shares of Common Stock. The purchase price of $945,000 was determined based on a valuation of the facility prepared by the Company based primarily upon a capitalization of net operating income from the facility.

     On June 5, 1996, all of the 2,444,444 outstanding shares of Series A Convertible Preferred Stock of the Company were converted into an equal number of shares of Common Stock. Preferred return of $2,821,500 through the conversion date was forfeited upon conversion. In addition, the Company redeemed all of its 1,000,000 shares of Series B Exchangeable Preferred Stock on June 5, 1996 at a redemption price of $10 per share plus accrued dividends of $165,000.

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

16.  SUBSEQUENT EVENTS (CONTINUED)

     On June 5, 1996, the Company successfully completed an initial public offering (the "IPO") of its Common Stock. A total of 5,700,000 shares, representing 40% of the Company's outstanding Common Stock at June 30, 1996, were sold by the Company in the IPO at a price of $20 per share, for gross proceeds of $114,000,000. The net proceeds to the Company from the IPO, after deducting underwriting discount and offering expenses, were approximately $104,340,000.

ACQUISITION

     The Company acquired a 120-unit assisted living facility in February 1996 which will be accounted for using the purchase method. The acquisition price was $8,480,000 including the assumption of the existing mortgage amounting to approximately $5,260,000. The total purchase price will be allocated to the building and other real property. The acquired facility had approximately $2.4 million of operating revenue in 1995.

CREDIT FACILITIES

     In March 1996, the Company obtained a $13.0 million unsecured credit facility to be used for development and acquisitions and working capital needs. The credit facility is for a term of five years. Advances under the facility bear interest at a rate per annum, fluctuating daily, equal to one and one-half of one percent plus the greater of (i) the lender's prime lending rate and (ii) the Federal funds rate plus one-half of one percent.

MODIFICATION OF GECC MORTGAGE

     On May 1, 1996, the Company entered into a Loan Modification Agreement regarding the GECC Mortgage whereby upon consummation of the Company's initial public offering, the Company will pay the lender $8.6 million as payment in full of all participation interest due and payable pursuant to the GECC Mortgage. In addition, the Company will pay the lender $8 million to be applied to repay a portion of the Class B debt. The lender will then reduce the interest rate applicable to the outstanding portion of Class B debt from LIBOR plus 5.75% to LIBOR plus 3.75%. Had the Company modified the loan documents effective January 1, 1995, GECC Mortgage interest for 1995 would have been approximately $7.8 million instead of $15.6 million.

PENNSYLVANIA SURVEY REPORT

     On May 23, 1996, one of the Pennsylvania nursing home facilities managed by the Company received notice from the Pennsylvania Department of Health of a survey report stating that the facility was not in compliance with the requirements of participation for the Medicare and Medicaid programs. Therefore, the Pennsylvania survey agency report stated that a civil monetary penalty of $50 to $3,000 per day will be imposed for the period beginning March 12, 1996, the date the facility was first alleged to be out of compliance, until the date the alleged deficiencies are corrected. The report also stated that the agency will recommend a ban on payment for new Medicare/Medicaid admissions if substantial compliance is not achieved within three months after the last day of the survey identifying the alleged noncompliance. The facility has not received confirmation or verification from the Health Care Financing Administration of whether such remedies will be imposed, or what the amount of any such penalty would be. The Company has engaged counsel and intends to vigorously contest the survey report and the imposition of a civil monetary penalty (see Note 18).

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

17.  1996 STOCK OPTION GRANTS (UNAUDITED)

     On February 15, 1996 and February 29, 1996, the Company granted stock options for a total of 327,000 shares of Common Stock at an exercise price of $10.50 per share. The Company believes that these options were granted at no less than fair market value. Accordingly, no compensation expense was recorded for these options. The Company believes that events subsequent to February 29, 1996 substantially increased the value of its Common Stock. The market price for publicly traded assisted living companies increased significantly. In addition, as discussed in Note 16, subsequent to the date of the grants, the Company commenced and completed negotiations for a loan modification with GECC. The loan modification eliminated the uncertainty and financial impact of GECC's 25% participation in cash flow and property appreciation.

     The Company believes if the stock option grants had been made after the events described above at that same exercise price, these option grants would be deemed compensatory in an amount reflecting the difference between the mid-point of the initial public offering filing range, discounted by approximately 25%, and the exercise price of the options. The Company believes that approximately a 25% discount to the mid-point of the range would be appropriate given the Company's status as a private company until completion of the IPO and, among other factors: (i) the Founders' continued ownership of 100% of the Common Stock; (ii) mandatory redemption features, dividend preferences and other rights of the Series A Investors which continue until completion of the IPO; (iii) illiquidity of the Common Stock subject to the options; (iv) option vesting and exercise conditions; (v) risk associated with completion of the IPO; and (vi) market pricing uncertainties. Since it is the Company's policy to grant stock options at fair market value, the exercise price per share would have been substantially higher if the February 1996 stock option grants had been made subsequent to the events described above.

18.  INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared by the Company and include all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the six-month periods ended June 30, 1996 and 1995 pursuant to the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Operating results for the six-month period ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. Unless the context indicates otherwise, the Company means Sunrise Assisted Living, Inc. and its consolidated subsidiaries.

LONG-TERM DEBT

     Long-term debt was $119,090,850 at June 30, 1996 compared to $120,554,572 at December 31, 1995. In June 1996, pursuant to a Loan Modification Agreement relating to a $95.0 million principal amount term loan (the "GECC Mortgage") in place with General Electric Capital Corporation ("GECC"), the Company paid GECC $8,633,000 as payment in full of GECC's 25% participating interest in cash flow and appreciation in the value of certain properties. In addition, the Company prepaid $8,000,000 of its variable rate debt. The interest rate applicable to the remaining $22,000,000 balance of the floating rate debt was reduced from LIBOR plus 5.75% to LIBOR plus 3.75%.

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

18.  INTERIM FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

     The Company has obtained a commitment (subject to certain conditions including syndication) from a financial institution for an $80,000,000 line of credit for construction and interim loans to finance the development of up to 10 assisted living facilities of a wholly-owned subsidiary of the Company. As of June 30, 1996, the Company had closed $38,000,000 of the total commitment. The Company guaranteed the repayment of all amounts outstanding under this line of credit. The line of credit is for a term of five years and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all other assets of the subsidiary. Advances under the facility bear interest at rates from LIBOR plus 1.7% to LIBOR plus 2.9%. As part of this line, the Company has entered into a swap transaction whereby effective during the period June 18, 1998 through June 18, 2001, outstanding advances of up to $19,000,000 under this line of credit, or other LIBOR floating rate debt, bear interest at a fixed rate based on a fixed LIBOR base rate of 7.3%. The Company also has a $13,000,000 unsecured credit facility to be used for development and acquisitions and working capital needs. The credit facility is for a term of five years. Advances under the facility bear interest at a rate per annum, fluctuating daily, equal to one and one-half of one percent plus the greater of
(i) the lender's prime leading rate and (ii) the Federal funds rate plus one-half of one percent. In connection with obtaining this credit facility, the Company issued warrants for 50,000 shares of Common Stock at an exercise price per share of $17.00. There were no amounts outstanding under either credit facility at June 30, 1996.

SHORT-TERM SECURITIES

     At June 30, 1996, short-term securities consisted of high-quality commercial paper with maturities not greater than 180 days. These securities are classified as available-for-sale in accordance with SFAS 115. The carrying amount of these investments approximates their market value at June 30, 1996.

UNUSUAL CHARGE

     To avoid a possible change in the Company's ability to continue to manage two facilities resulting from the reduction in the ownership interest in the Company of Paul J. Klaassen, the Company's Chairman of the Board, President, Chief Executive Officer and co-founder, and Teresa M. Klaassen, the Company's Executive Vice President and co-founder (collectively, the "Founders") following the Offering, the Company made a $1,000,000 cash payment to the third-party limited partner in these two facilities. The payment was made in exchange for the transfer to the Company by the third party of additional 1% partnership interests in each facility with a total book value of $18,700 and the elimination of any requirement for the Founders to maintain a specified ownership interest in the Company.

NET LOSS PER SHARE

     The Company's net loss per share for the six months ended June 30, 1996 is based upon the weighted average number of shares of Common Stock outstanding. Pursuant to the requirements of the Securities and Exchange Commission (SEC) staff accounting bulletin No. 83, options to purchase Common Stock issued at prices below the IPO price during the twelve months immediately preceding the initial filing of the registration statement relating to the Offering have been included in the computation of net loss per share as if they were outstanding for all periods presented prior to the IPO (using the treasury method assuming repurchase of common stock at the IPO price). Other shares issuable upon the exercise of stock options or conversion of redeemable convertible preferred stock have been excluded from the computation because the effect of their inclusion would be anti-dilutive. Subsequent to the Company's IPO, options under the treasury stock method

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

18.  INTERIM FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

are included to the extent they are dilutive. The Company's pro forma loss per share reflects the conversion of the Series A Convertible Preferred Stock and the acquisition of the Southeast Properties as if they occurred on January 1, 1995.

                                                              HISTORICAL      PRO FORMA
                                                              -----------    -----------
        Net loss per share data:
        Common and common equivalent shares:
        Weighted average number of shares of common stock
          outstanding during the period....................     7,191,736      7,191,736
        Options to purchase common stock issued within one
          year of IPO using treasury stock method..........       433,630        433,630
                                                              -----------    -----------
        Adjustment to reflect conversion of Series A
          Convertible Preferred Stock as of January 1,
          1995.............................................            --      2,095,238
        Total common and common equivalent shares of stock
          considered outstanding during the period.........     7,625,366      9,720,604
                                                              ===========    ===========
        Net loss...........................................   $(4,087,738)   $(4,087,738)
        Dividend preference attributable to Series A
          Convertible Preferred Stock......................      (858,000)            --
        Dividends attributable to Series B Exchangeable
          Preferred Stock..................................      (347,500)      (347,500)
                                                              -----------    -----------
        Net loss attributable to common shares.............   $(5,293,238)   $(4,434,738)
                                                              ===========    ===========
        Net loss per common equivalent shares..............   $     (0.69)
                                                              ===========
        Pro forma adjustment to reflect acquisition of
          Southeast Properties.............................                  $   994,000
                                                                             -----------
        Pro forma net loss attributable to common shares...                  $(3,440,738)
                                                                             ===========
        Pro forma net loss per common equivalent shares....                  $     (0.35)
                                                                             ===========

OFFICE LEASE COMMITMENT

     On July 8, 1996, the Company entered into an agreement to renew its corporate office lease. The lease has a term of five years with an option to terminate after twelve months from October 1, 1996, the lease commencement date. The initial annual lease payments amount to $252,412. The base rent is subject to annual increases based on the Consumer Price Index from a minimum of 2% to a maximum cap of 3% per year. The Company is also responsible for its proportionate share of annual increases in operating expenses and property taxes.

PENNSYLVANIA SURVEY REPORT

     In May 1996, one of the Pennsylvania nursing home facilities managed by the Company received notice from the Pennsylvania Department of Health of a survey report stating that the facility was not in compliance with the requirements of participation for the Medicare and Medicaid programs. Therefore, the Pennsylvania agency survey report stated that a civil monetary penalty of $50 to $3,000 per day would be imposed for the period beginning March 12, 1996, the date the facility was first alleged to be out of compliance, until the date

     SUNRISE ASSISTED LIVING, INC. AS OF AND FOR THE SIX MONTH PERIOD ENDED
              JUNE 30, 1995 AND 1996 (UNAUDITED) AND AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1995 AND SUNRISE ENTITIES AS OF AND FOR
             EACH OF THE TWO YEARS ENDED DECEMBER 31, 1994 AND 1993

      NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

18.  INTERIM FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

the alleged deficiencies were corrected. The owner of the facility appealed such fine and in October 1996, paid approximately $18,000 in settlement of such fine.

OTHER MATTERS

     The Company received commitments to close two additional $10,000,000 portions, one on July 11, 1996 and one on July 24, 1996, of the $80,000,000 line of credit commitment from a financial institution (see Note 2 above). The credit facility is for construction and interim loans to finance the development of up to 10 assisted living facilities. The Company guaranteed the repayment of all amounts outstanding under this line of credit. The line of credit is for a term of five years and is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all other assets of the borrower. Advances under the facility bear interest at rates ranging from LIBOR plus 1.7% to LIBOR plus 2.9%.

     On September 20, 1996, the Company closed a $7,400,000 construction loan to finance the construction of an assisted living facility. The loan will be for a term of five years at interest rates ranging from 2.25% to 2.75% in excess of the 30-day LIBOR.

     On October 3, 1996 the Company received a commitment for a $51,000,000 revolving construction credit facility. The facility provides for construction and interim loans to finance the development of up to seven assisted living facilities. The Company guaranteed the repayment of all amounts outstanding under this credit facility. The facility is for a term of five years and is secured by cross-collateralized first mortgages on the real property and liens on receivables. Advances under the facility bear interest at rates ranging from LIBOR plus 2.60% to 2.25%.

     On September 5, 1996, the Company obtained a $7,556,800 construction loan to finance the development of an assisted living facility. The loan will be for a term of five years at interest rates ranging from 2.95% in excess of 30-day LIBOR or 0.25% above the prime rate during construction and from 2.75% in excess of LIBOR or the prime rate following completion of construction.

     On October 8, 1996, the Company completed its purchase of five facilities located in the southeast United States for $34.0 million in cash. The Company intends to finance approximately $25.0 million of the purchase price through loans from one or more third-party lenders at a future date. The five facilities consist of 498 total units providing primarily independent and assisted living services. These facilities provided a combined net resident revenue of $9.9 million for the year ended December 31, 1995 and $5.4 million for the six months ended June 30, 1996.

                          INDEPENDENT AUDITORS' REPORT

To the Partners
  Acquired Entities of Sunrise

We have audited the accompanying combined balance sheet of Acquired Entities of Sunrise as of December 31, 1993 and the related combined statements of operations and partners' deficit, and cash flows for the year then ended. These combined financial statements are the responsibility of the Acquired Entities of Sunrise's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Acquired Entities of Sunrise as of December 31, 1993 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Hoffman, Morrison & Fitzgerald P.C.
Vienna, Virginia
March 13, 1996

                             COMBINED BALANCE SHEET
                          ACQUIRED ENTITIES OF SUNRISE

                                                                                DECEMBER 31,
                                                                                    1993
ASSETS
Current assets:
  Cash and cash equivalents..................................................   $     9,960
  Other current assets.......................................................        18,782
                                                                                -----------
          Total current assets...............................................        28,742
Property and equipment, net..................................................    24,188,751
Note receivable from affiliate...............................................       100,417
Organization, leasing costs and deferred financing costs, net of accumulated
  amortization of $956,787...................................................       137,844
                                                                                -----------
          Total assets.......................................................   $24,455,754
                                                                                ===========
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities:
  Accounts payable and accrued expenses......................................   $   133,054
  Current portion of long-term debt..........................................       317,835
                                                                                -----------
          Total current liabilities..........................................       450,889
Notes payable to affiliates..................................................       554,789
Long-term debt...............................................................    29,038,310
                                                                                -----------
          Total liabilities..................................................    30,043,988
Partners' deficit............................................................    (5,588,234)
                                                                                -----------
          Total liabilities and partners' deficit............................   $24,455,754
                                                                                ===========

                            See accompanying notes.

             COMBINED STATEMENT OF OPERATIONS AND PARTNERS' DEFICIT
                          ACQUIRED ENTITIES OF SUNRISE
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                  DECEMBER
                                                                                     31,
Operating revenue:
  Resident fees...............................................................   $1,709,747
  Building rental income......................................................    2,695,096
                                                                                -----------
                                                                                  4,404,843
Operating expenses:
  Facility operating expenses.................................................    1,161,068
  Depreciation and amortization...............................................    1,169,122
                                                                                -----------
                                                                                  2,330,190
                                                                                -----------
Income from operations........................................................    2,074,653
Other income (expense):
  Interest income.............................................................        7,226
  Interest expense............................................................   (2,164,925)
                                                                                -----------
Net loss......................................................................      (83,046)
Partners' deficit, beginning of year..........................................   (4,988,647)
Partners' distributions.......................................................     (516,541)
                                                                                -----------
Partners' deficit, end of year................................................  $(5,588,234)
                                                                                ===========

                            See accompanying notes.

                        COMBINED STATEMENT OF CASH FLOWS
                          ACQUIRED ENTITIES OF SUNRISE
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                   DECEMBER
                                                                                      31,
OPERATING ACTIVITIES
Net loss.......................................................................   $   (83,046)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation and amortization................................................     1,169,122
  Increase in other current assets.............................................          (345)
  Decrease in accounts payable and accrued expenses............................        (4,337)
                                                                                  -----------
Net cash provided by operating activities......................................     1,081,394
                                                                                  -----------
INVESTING ACTIVITIES
Acquisition of property and equipment..........................................       (23,062)
                                                                                  -----------
Net cash used in investing activities..........................................       (23,062)
                                                                                  -----------
FINANCING ACTIVITIES
Payments on long-term debt.....................................................      (603,141)
Borrowings of long-term debt...................................................       114,320
Net advances to affiliates.....................................................       (10,477)
Repayment of loans to affiliates...............................................         2,547
Distributions to Founders......................................................      (516,541)
Financing costs paid...........................................................       (44,763)
                                                                                  -----------
Net cash used in financing activities..........................................    (1,058,055)
                                                                                  -----------
Net increase in cash and cash equivalents......................................           277
Cash and cash equivalents at beginning of year.................................         9,683
                                                                                  -----------
Cash and cash equivalents at end of year.......................................   $     9,960
                                                                                  ===========

                            See accompanying notes.

                          ACQUIRED ENTITIES OF SUNRISE
                               DECEMBER 31, 1993
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  ORGANIZATION

     Sunrise Assisted Living, Inc. (the "Company") does business in the assisted living segment of providing elder care services. The Company consists of entities that manage (Sunrise Terrace, Inc. or "STI"), own (Sunrise Assisted Living Limited Partnership or "SALLP"), and develop (Sunrise Development, Inc. or "SDI") assisted living facilities as well as other limited partnerships and limited liability corporations that own facilities all of which are owned or controlled by Paul and Teresa Klaassen ("the Founders"). The facilities provide a residence, meals and nonmedical assistance to elderly residents for a monthly fee. Agreements with residents are for a term of one year and are cancelable by residents with thirty days notice. These services are generally not covered by health insurance, so the monthly fees are generally payable by the residents, their family or another responsible party.

     SALLP was formed in May 1994 and began operations in June 1994. The Founders contributed their interests in fifteen independent and assisted living facilities to SALLP. At this time, SALLP used its debt facility (see Note 7) to finance the acquisition of all outside interests in the facilities. At the completion of this transaction, SALLP owned 100% of the facilities. The operating assets of the facilities were recorded at their historical value adjusted to reflect the excess of the Founders' basis in the partnerships over the book value of their proportionate interests in the partnerships contributed and the excess of the purchase price over the book basis of the minority interest acquired.

     In January 1995, a newly formed corporation, Sunrise Assisted Living, Inc. (the "Company") exchanged 6,019,375 shares of common stock for the equity interests of the Founders in the various Sunrise entities. Simultaneously the Company sold 2,444,444 shares of Series A Convertible Preferred stock at $9.00 per share. The Series A Convertible Preferred Stock has a 9% preferred return, payable if the redemption rights, which commence in 2002, are exercised. The Series A Preferred Stock contains various requirements based on conversion and exercising rights.

     The accompanying combined financial statements do not include all of the Sunrise Entities, and therefore, are not intended to reflect the combined balance sheet and operations of the entire Sunrise organization. These combined financial statements include entities in which the Founders held a minority, non-controlling interest in 1993, and which were subsequently acquired by SALLP.

     The combined financial statements include the following entities (collectively referred to as the "Acquired Entities of Sunrise"):

       Mercer Sunrise Associates Limited Partnership ("Mercer")
        The Wilson Group Limited Partnership ("Wilson")
        The Fairfield Group Limited Partnership ("Fairfield")
        The Glebe Group Limited Partnership ("Glebe")

2.  PRINCIPLES OF COMBINATION

     The combined financial statements include the combined balance sheet, statements of operations and partners' deficit, and cash flows as of and for the year ended December 31, 1993, of the above entities in which the Founders held a minority, non-controlling interest ranging from 25% to 47%. Effective June 8, 1994, the Founders acquired most of the equity of these entities (see Note 7). Receivables, payables, revenues and expenses generated between the Acquired Entities of Sunrise have been eliminated in the combined financial statements.

                          ACQUIRED ENTITIES OF SUNRISE
                               DECEMBER 31, 1993
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

3.  SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     Resident fee revenue is recognized when services are rendered and consist of daily resident fees, resident community fees and other ancillary services. Generally, resident community fees approximating sixty times the daily residence fee are received from potential residents upon application. Resident community fees are ratably refundable if the prospective resident does not move into the facility or moves out of the facility within ninety days. Community fees received are recognized as income over the first ninety days of the resident's stay.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at the lower of cost or net realizable value. Depreciation is computed using the straight-line method at rates intended to amortize the cost of the related assets over their estimated useful lives. Estimated useful life for furniture and equipment was 5-7 years and for buildings was 30 years.

ORGANIZATION, LEASING AND DEFERRED FINANCING COSTS

     Costs associated with the organization of certain of the entities are amortized using the straight-line method over sixty months. Deferred financing costs are amortized using the straight-line method over the related loan term. Certain leasing costs of the communities are amortized using the straight-line method over the one year term of the related lease.

INCOME TAXES

     All of the entities included in these financial statements are partnerships. Therefore, no provision for income taxes has been included in the accompanying combined financial statements since taxable income or loss passes through pro rata to the owners of the individual entities.

CASH EQUIVALENTS

     For purposes of the combined statement of cash flows, unrestricted cash and all highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash and cash equivalents.

4.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31, 1993:

    Land...................................................................   $ 2,931,760
    Buildings and building improvements....................................    23,712,471
    Furniture and equipment................................................     2,348,942
                                                                              -----------
                                                                               28,993,173
    Less accumulated depreciation..........................................    (4,804,422)
                                                                              -----------
                                                                              $24,188,751
                                                                               ==========

5.  RELATED-PARTY TRANSACTIONS

MANAGEMENT SERVICES

     Mercer is managed by STI under a management agreement. The management agreement has a term of five years and provides for fees based on a percentage of the monthly gross receipts and a fixed fee. This

                          ACQUIRED ENTITIES OF SUNRISE
                               DECEMBER 31, 1993
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

5.  RELATED-PARTY TRANSACTIONS (CONTINUED)

agreement was terminated in June 1994 when controlling interest of Mercer was purchased by the Founders. Management fee expense for the year ended December 31, 1993 was $128,077.

LEASE COMMITMENTS

     Wilson, Glebe and Fairfield are leased to STI. All of the leases require rental payments at least equal to the total of the principal and interest payments on the underlying mortgage debt and expire at varying dates through April 1995. These leases were terminated in June 1994 when the controlling interests of the entities were purchased by the Founders.

NOTES RECEIVABLE FROM AFFILIATE

     In 1992, Glebe loaned $103,974 at an interest rate of 7% to another Sunrise controlled entity in Oakton, Virginia. The amount was fully repaid in June 1994.

6.  NOTES PAYABLE TO AFFILIATES

     Notes payable to affiliates consisted of the following at December 31, 1993:

    Mercer had two outstanding notes payable to STI at various interest rates
      from prime plus 1.5% to 12%, due 1995 through 1999......................    $522,622
    Mercer had an outstanding note payable to an affiliate, due on demand.....      32,167
                                                                                 ---------
                                                                                  $554,789
                                                                                 =========

7.  LONG-TERM DEBT

     In 1994, various mortgages and other notes payable were refinanced in conjunction with the formation of SALLP (see Note 1) and consolidated into two separate debt classes, collateralized by a blanket first mortgage on all assets of SALLP which includes the Acquired Entities of Sunrise. The GECC Mortgage is collateralized by a blanket first mortgage on all assets of SALLP. The GECC Mortgage consists of two separate debt classes. Classes (A) of $65,000,000 bears a fixed interest rate of 8.56% and is interest only until the maturity date of May 31, 2001. Class (B) of $30,000,000 bears a variable interest rate of one month LIBOR rate plus 5.75%. Class (B) is interest only until July 1, 1997 at which time principal and interest payments are due using a twenty-year amortization schedule. Effective September 30, 1996, Sunrise Assisted Living Limited Partnership is required to meet a minimum debt service coverage ratio or principal payments accelerate to the lessor of monthly net cash flow or based on net cash flows as specified in the loan documents and has a 25% participation interest payable at maturity computed at either the date of maturity, initial public offering of securities by Sunrise Assisted Living Limited Partnership or one of its affiliates, or sale of the operating assets. The terms of the loan contain certain covenants and prepayment restrictions. Additionally, the current majority stockholders must maintain a 25% interest in the Company. No contingent interest applies to 1993.

     The GECC Mortgage requires Sunrise Assisted Living Limited Partnership to maintain certain restricted cash balances. These restricted cash and cash equivalent balances consist of escrows for an operating reserve of fifteen days of total Sunrise Assisted Living Limited Partnership expenses, a capital reserve of 3% of monthly revenues of Sunrise Assisted Living Limited Partnership and a real estate tax escrow.

                          ACQUIRED ENTITIES OF SUNRISE
                               DECEMBER 31, 1993
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

7.  LONG-TERM DEBT (CONTINUED)

     Principal maturities of long-term debt as of December 31, 1993, after adjusting for the refinancing, are as follows:

    1994...................................................................   $   317,835
    1995...................................................................        11,673
    1996...................................................................            --
    1997...................................................................            --
    1998...................................................................            --
    Thereafter.............................................................    29,026,637
                                                                              -----------
                                                                              $29,356,145
                                                                              ===========

     A note payable with a bank was refinanced for $106,000. Interest paid during 1993 was $2,168,670.

8.  PROFIT SHARING PLAN

     The employees of Acquired Entities of Sunrise may participate in a profit sharing plan (the "Plan") under Internal Revenue Code Section 401(k) sponsored by STI. The Plan contains two elements: a salary reduction arrangement and a discretionary profit sharing plan. All full-time employees who have twelve months of employment with an affiliate are eligible to participate in the Plan. The salary reduction arrangement allows for employees to defer certain amounts of their compensation.

     The Plan provides, among other things, that the employer will contribute $0.25 for every dollar the employee contributes, up to 7% of their compensation. Employer matching contributions totaled $3,074 during 1993. No discretionary profit-sharing contribution was made during 1993.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Laing Properties, Inc. and subsidiaries:

We have audited the accompanying combined balance sheets of Laing Retirement Properties, a wholly owned business segment of Laing Properties, Inc. and subsidiaries (the "Company") as of December 31, 1994 and 1995, and the related combined statements of operations, equity, and cash flows for the years ended December 31, 1993, 1994, and 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Laing Retirement Properties as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1993, 1994, and 1995 in conformity with generally accepted accounting principles.

                                                   KPMG PEAT MARWICK LLP

August 9, 1996

                          LAING RETIREMENT PROPERTIES
  (A WHOLLY OWNED BUSINESS SEGMENT OF LAING PROPERTIES, INC. AND SUBSIDIARIES)

                            COMBINED BALANCE SHEETS

                                                                   AS OF                   AS OF
                                                                DECEMBER 31,           JUNE 30, 1996
                                                         --------------------------    -------------
                                                            1994           1995         (UNAUDITED)
ASSETS
Current assets:
  Cash................................................   $   204,963    $   225,864     $    221,277
  Accounts receivable.................................        38,049         37,257           89,299
  Inventories.........................................        51,793         59,107           54,022
  Prepaid expenses and other current assets...........       105,124        100,068           39,586
  Due from Laing Properties, Inc. (note 5)............    14,209,326     14,309,644       15,220,071
                                                         -----------    -----------    -------------
          Total current assets........................    14,609,255     14,731,940       15,624,255
                                                         -----------    -----------    -------------
Property and equipment, at cost:
  Land................................................     3,856,242      3,856,242        3,856,242
  Buildings...........................................    25,407,705     27,167,565       27,572,978
  Furniture, fixtures, and equipment..................     2,287,615      2,456,106        2,456,106
                                                         -----------    -----------    -------------
                                                          31,551,562     33,479,913       33,885,326
  Less accumulated depreciation.......................     4,436,196      5,494,349        6,029,355
                                                         -----------    -----------    -------------
                                                         27,115,366..    27,985,564       27,855,971
                                                         -----------    -----------    -------------
Other assets..........................................       --              10,918         --
                                                         -----------    -----------    -------------
                                                         $41,724,621    $42,728,422     $ 43,480,226
                                                         ===========    ===========    =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses...............   $ 1,719,923    $ 2,867,873     $  3,483,462
  Current installments of long-term debt (note 2).....       122,520        122,520          122,520
  Resident security deposits..........................       552,831        557,066          565,425
  Deferred revenue....................................         5,155         10,848            5,165
  Notes payable to related party (note 3).............    10,000,347     10,000,347       10,000,347
                                                         -----------    -----------    -------------
          Total current liabilities...................    12,400,776     13,558,654       14,176,919
Long-term debt, excluding current installments (note
  2)..................................................     7,277,480      7,154,960        7,093,701
                                                         -----------    -----------    -------------
Total liabilities.....................................    19,678,256     20,713,614       21,270,620
                                                         -----------    -----------    -------------
Stockholders' equity:
  Common stock -- Laing Northshore, Inc. authorized
     and issued 500 shares $1 par value...............           500            500              500
  Common stock -- Laing Greenville, Inc. authorized
     and issued 500 shares of $1 par value............           500            500              500
  Additional paid-in capital..........................     3,317,508      3,317,508        3,317,508
  Accumulated deficit.................................    (1,138,602)    (1,599,128)      (1,754,138)
                                                         -----------    -----------    -------------
          Total stockholders' equity..................     2,179,906      1,719,380        1,564,370
Partners' capital.....................................    19,866,459     20,295,428       20,645,236
                                                         -----------    -----------    -------------
          Total equity................................    22,046,365     22,014,808       22,209,606
Commitments and contingencies (note 6)................
                                                         -----------    -----------    -------------
                                                         $41,724,621    $42,728,422     $ 43,480,226
                                                         ===========    ===========    =============

            See accompanying notes to combined financial statements.

                          LAING RETIREMENT PROPERTIES
  (A WHOLLY OWNED BUSINESS SEGMENT OF LAING PROPERTIES, INC. AND SUBSIDIARIES)

                       COMBINED STATEMENTS OF OPERATIONS

                                            YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                     --------------------------------------    ------------------------------
                                                                                   1995             1996
                                        1993          1994          1995       -------------    -------------
                                                                                (UNAUDITED)      (UNAUDITED)
Revenues:
  Rental..........................   $7,555,872    $8,507,473    $8,879,107     $ 4,365,268      $ 4,817,599
  Resident services...............      926,814     1,010,078     1,002,528         494,557          529,436
  Other...........................       61,880        63,935        62,390          26,449           33,501
                                     ----------    ----------    ----------    -------------    -------------
          Total revenue...........    8,544,566     9,581,486     9,944,025       4,886,274        5,380,536
                                     ----------    ----------    ----------    -------------    -------------
Expenses:
  Utilities.......................      551,223       567,218       600,803         285,749          321,902
  Repairs and maintenance.........      368,113       637,977       738,074         445,454          324,707
  Property taxes..................      381,808       374,505       398,525         209,038          220,334
  Insurance.......................      116,369       138,960       133,577          67,545           69,958
  Payroll and benefits (note 1)...    3,362,317     3,540,102     3,648,565       1,796,868        2,059,623
  Food............................      604,155       630,243       615,084         296,451          288,744
  General and administrative......      469,071       424,052       524,571         200,662          231,522
  Sales and marketing.............      320,296       210,285       187,699         126,690          105,417
  Management fees (note 3)........      426,854       488,248       501,730         247,615          269,310
  Depreciation....................      975,887       991,807     1,058,153         499,852          535,006
                                     ----------    ----------    ----------    -------------    -------------
          Total expenses..........    7,576,093     8,003,397     8,406,781       4,175,924        4,426,523
                                     ----------    ----------    ----------    -------------    -------------
          Income from
            operations............      968,473     1,578,089     1,537,244         710,350          954,013
Interest expense..................      918,134       886,038     1,568,801         790,998          759,215
                                     ----------    ----------    ----------    -------------    -------------
          Net income (loss).......   $   50,339    $  692,051    $  (31,557)    $   (80,648)     $   194,798
                                     ==========    ==========    ==========    ============     ============

            See accompanying notes to combined financial statements.

                          LAING RETIREMENT PROPERTIES
  (A WHOLLY OWNED BUSINESS SEGMENT OF LAING PROPERTIES, INC. AND SUBSIDIARIES)

                         COMBINED STATEMENTS OF EQUITY

                                          YEAR ENDED DECEMBER 31,
                                 -----------------------------------------    SIX MONTHS ENDED JUNE 30,
                                    1993           1994           1995        --------------------------
                                                                                 1995           1996
                                                                              (UNAUDITED)    (UNAUDITED)
Common stock:
  Balance at beginning of
     period...................   $       500    $       500    $     1,000    $     1,000    $     1,000
  Issuance of 500 shares......       --                 500        --             --             --
                                 -----------    -----------    -----------    -----------    -----------
  Balance at end of period....           500          1,000          1,000          1,000          1,000
                                 -----------    -----------    -----------    -----------    -----------
Additional paid-in capital....     3,317,508      3,317,508      3,317,508      3,317,508      3,317,508
                                 -----------    -----------    -----------    -----------    -----------
Accumulated stockholder's
  deficit:
  Balance at beginning of
     period...................      (131,957)      (739,046)    (1,138,602)    (1,138,602)    (1,599,128)
  Net loss....................      (607,089)      (399,556)      (460,526)      (177,602)      (155,010)
                                 -----------    -----------    -----------    -----------    -----------
Balance at end of period......      (739,046)    (1,138,602)    (1,599,128)    (1,316,204)    (1,754,138)
                                 -----------    -----------    -----------    -----------    -----------
Partners' capital:
  Balance at beginning of
     period...................    18,117,424     18,774,852     19,866,459     19,866,459     20,295,428
  Net income..................       657,428      1,091,607        428,969         96,954        349,808
                                 -----------    -----------    -----------    -----------    -----------
Balance at end of period......    18,774,852     19,866,459     20,295,428     19,963,413     20,645,236
                                 -----------    -----------    -----------    -----------    -----------
Total equity..................   $21,353,814    $22,046,365    $22,014,808    $21,965,717    $22,209,606
                                 ===========    ===========    ===========    ===========    ===========

            See accompanying notes to combined financial statements.

                          LAING RETIREMENT PROPERTIES
  (A WHOLLY OWNED BUSINESS SEGMENT OF LAING PROPERTIES, INC. AND SUBSIDIARIES)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                             --------------------------------------    ---------------------------
                                                1993          1994          1995          1995           1996
                                                                                       (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................   $   50,339    $  692,051    $  (31,557)   $  (80,648)    $   194,798
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
      Depreciation........................      975,887       991,807     1,058,153       499,852         535,006
      Decrease (increase) in accounts
         receivable.......................      (20,284)       54,875           792        23,526         (52,042)
      Decrease (increase in prepaids and
         current other assets.............      210,034      (103,466)        5,056        68,727          19,521
      Decrease (increase) in inventory....      (16,978)        1,400        (7,314)       (7,962)         46,046
      Decrease (increase) in other
         assets...........................       --            --           (10,918)       --              10,918
      Increase in accounts payable and
         accrued expenses.................      173,177       516,391     1,147,950       749,953         615,589
      Decrease (increase) in escrow
         deposits.........................      (25,070)       25,070        --            --             --
      Increase (decrease) in security
         deposits.........................      360,557        26,948         4,235        (7,970)          8,359
      Increase (decrease) in deferred
         revenue..........................       (9,094)        1,308         5,693          (695)         (5,683)
                                             ----------    ----------    ----------    ----------    -------------
         Net cash provided by operating
           activities.....................    1,698,568     2,206,384     2,172,090     1,244,783       1,372,512
                                             ----------    ----------    ----------    ----------    -------------
Cash flows from investing activities:
  Additions to property and equipment,
    net...................................   (1,179,468)     (370,407)   (1,928,351)     (603,221)       (405,413)
  Proceeds from sale of condominium
    units.................................      929,000        --            --            --             --
                                             ----------    ----------    ----------    ----------    -------------
         Net cash used in investing
           activities.....................     (250,468)     (370,407)   (1,928,351)     (603,221)       (405,413)
                                             ----------    ----------    ----------    ----------    -------------
Cash flows from financing activities:
  Net advances to parent..................   (1,243,810)   (9,311,176)     (100,318)     (603,705)       (910,427)
  Proceeds of long-term debt..............       --         7,400,000        --            --             --
  Proceeds of note payable to related
    party.................................       --         6,659,373        --            --             --
  Repayments of long-term debt............      (38,663)   (6,657,987)     (122,520)       --             --
  Equity contributions....................       --               500        --           (61,260)        (61,259)
                                             ----------    ----------    ----------    ----------    -------------
         Net cash used in financing
           activities.....................   (1,282,473)   (1,909,290)     (222,838)     (664,965)       (971,686)
                                             ----------    ----------    ----------    ----------    -------------
         Net increase (decrease) in
           cash...........................      165,627       (73,313)       20,901       (23,403)         (4,587)
Cash at beginning of period...............      112,649       278,276       204,963       204,963         225,864
                                             ----------    ----------    ----------    ----------    -------------
Cash at end of period.....................   $  278,276    $  204,963    $  225,864    $  181,560     $   221,277
                                             ==========    ==========    ==========    ==========    ============
Supplemental disclosure of cash
  payments -- for interest................   $  718,022    $  442,747    $  514,365    $  250,474     $   244,826
                                             ==========    ==========    ==========    ==========    ============

            See accompanying notes to combined financial statements.

                          LAING RETIREMENT PROPERTIES
  (A WHOLLY OWNED BUSINESS SEGMENT OF LAING PROPERTIES, INC. AND SUBSIDIARIES)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                       DECEMBER 31, 1993, 1994, AND 1995

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Description of Business

     The accompanying combined financial statements of Laing Retirement Properties (the "Properties") are a combination of five retirement homes and a parcel of land wholly owned by Laing Properties, Inc. and its subsidiaries ("the Company"). The Properties include The Glens of Greenville in Greenville, South Carolina; Northshore in St. Petersburg, Florida; Huntcliff Summit in Atlanta, Georgia; Augusta Glen in Augusta, Georgia; and Brookside Glen in Columbus, Georgia and a parcel of land in Atlanta, Georgia.

     (b) Principles of Combination

     The combined financial statements of the Properties include Laing Greenville, Inc. (The Glens of Greenville); Laing Northshore, Inc. (Northshore); Laing Huntcliff, LLC (Huntcliff Summit); AmCare I Joint Venture (Brookside
Glen); AmCare II Joint Venture (Augusta Glen) and a parcel of land wholly owned by Laing Properties, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

     (c) Inventories

     Inventories, which consist of food items and supplies, are stated at the lower of cost (first-in, first-out) or market.

     (d) Property and Equipment

     Buildings, furniture, fixtures, and equipment are carried at cost less any declines in value deemed to be other than temporary. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets.

     (e) Income Taxes

     The entities subject to taxation use the asset and liability approach in accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense.

     (f) Payroll and Benefits

     The Properties are managed by a subsidiary of Laing Properties, Inc. and certain direct payroll related costs are reimbursed for services rendered on behalf of the management company. Personnel are employed by the management company and not the related property.

     (g) Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107 requires disclosure about fair value for all financial instruments. The carrying values of cash, accounts receivable, advances from parent, accounts payable and accrued expenses are reasonable estimates of their fair values due to the short-term nature of the instruments. Based on borrowings currently available to the Properties, the carrying values of all debt are a reasonable estimation of their fair values.

                          LAING RETIREMENT PROPERTIES
  (A WHOLLY OWNED BUSINESS SEGMENT OF LAING PROPERTIES, INC. AND SUBSIDIARIES)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                       DECEMBER 31, 1993, 1994, AND 1995

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (h) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (i) Unaudited Interim Financial Statements

     In the opinion of the Company's management, the accompanying unaudited combined financial statements include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the combined results of operations of the Properties for the six-month periods ended June 30, 1996 and 1995. The combined results and operations for this period are not necessarily indicative of the results to be expected for the full year.

(2) LONG-TERM DEBT

     On December 28, 1994, Laing Huntcliff, LLC ("Huntcliff") executed a mortgage note payable to a financial institution totaling $39,863,000. The note was allocated to Huntcliff and four other affiliated properties. These four other affiliated properties are not included in the Laing Retirement Properties. Each property is jointly liable for the entire balance of the note. Huntcliff's pro rata share of the balance is $7,400,000 and $7,277,480 as of December 31, 1994 and 1995, respectively. The note bears interest at the rate of LIBOR plus 1.2% and is secured by the land and building of each of the properties. The note is guaranteed by Laing Properties, Inc. and another affiliated company and matures on December 28, 1999.

     Huntcliff and Laing Properties, Inc. guarantee a $20,137,000 mortgage note with the same financial institution for an affiliated company. This note payable and the note payable discussed in the previous paragraph total $60,000,000 and require combined quarterly principal payments of $250,000 with the remaining balance due at maturity. The combined balance of the two notes is $60,000,000 and $59,000,000 as of December 31, 1994 and 1995, respectively.

     Huntcliff's pro rata share of the maturities are as follows:

                            YEAR ENDING DECEMBER 31:
                  1996..................................................   $  122,520
                  1997..................................................      122,520
                  1998..................................................      122,520
                  1999..................................................    6,909,920
                                                                           ----------
                                                                           $7,277,480
                                                                           ==========

(3) RELATED PARTY TRANSACTIONS

     On March 9, 1990, AmCare I Joint Venture and AmCare II Joint Venture executed mortgage notes with an affiliated company for $1,759,175 and $1,581,799, respectively. The notes bear interest at prime (8.5% at December 31, 1995), are secured by property and equipment, and had a maturity date of December 31, 1994. The notes were not repaid at the maturity date and, therefore, fell under the provisions in the agreement whereby, interest accrues at the default rate of prime plus 5% (13.5% as of December 31, 1995) until all

                          LAING RETIREMENT PROPERTIES
  (A WHOLLY OWNED BUSINESS SEGMENT OF LAING PROPERTIES, INC. AND SUBSIDIARIES)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                       DECEMBER 31, 1993, 1994, AND 1995

(3) RELATED PARTY TRANSACTIONS (CONTINUED)

principal and interest are repaid. Accrued interest on these notes totaled $1,185,462 and $1,619,788 at December 31, 1994 and 1995, respectively. Interest expense relating to these notes was $200,459, $220,505, and $434,327 for the years ended December 31, 1993, 1994, and 1995, respectively.

     On July 12, 1994, Laing Northshore, Inc. executed an unsecured $6,659,373 note with an affiliated company. The proceeds were used to repay a mortgage note with a lending institution. The note bears interest at 9% and is payable on demand. Accrued interest on the note was $282,430 and $881,774 as of December 31, 1994 and 1995, respectively. Interest expense relating to this note was $282,430 and $599,344 for the years ended December 31, 1994 and 1995, respectively.

     Each property pays management fees to Laing Properties, Inc. ("LPI") equal to 5% of gross receipts. Management fees paid accrued to LPI were $426,854, $488,248, and $501,730 for the years ended December 31, 1993, 1994 and 1995, respectively.

(4) INCOME TAXES

     The entities file consolidated federal tax returns with Laing Properties, Inc. A sharing agreement exists, whereby net operating losses may be shared among the entire consolidated group. The group has sufficient net operating losses to offset future taxable income which may arise. The types of temporary differences that give rise to significant portions of the deferred tax assets consist primarily of net operating loss carryforwards, differences in depreciation, and accrued interest. The deferred tax assets arising from these temporary differences and the net operating loss carryforwards are entirely offset by a valuation allowance.

(5) DUE FROM LAING PROPERTIES, INC.

     Due from Laing Properties, Inc. consists of advances by the Properties to LPI in order for LPI to refinance its own debt. Advances are reported net of any borrowings from LPI.

(6) COMMITMENTS

     In previous years, Huntcliff sold 15 condominium units to residents of the property. Under the terms of an agreement associated with the sales of the units, the purchasers can require Huntcliff to repurchase the units for the amount of the original sales price. Additionally, Huntcliff has a first right of refusal to repurchase the units should the purchasers desire to sell to third parties. Three such units have been repurchased through December 31, 1995. The repurchase price for the remaining units totals $1,953,500 under the terms of the agreements. No gain or loss was recognized on the original sales by Huntcliff.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The "Sunrise Consolidated Pro Forma" column set forth in the unaudited pro forma consolidated balance sheet of the Company as of June 30, 1996 assumes that the acquisition of the Southeast Properties has occurred on June 30, 1996. The "Sunrise Consolidated Pro Forma" column set forth in the unaudited pro forma consolidated statement of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 assumes the acquisition of the Southeast Properties had occurred on January 1, 1995. The pro forma adjustments are based upon available information and certain assumptions that management believes to be reasonable. Final purchase adjustments may differ from the pro forma adjustments herein.

The unaudited pro forma consolidated financial information set forth below is not necessarily indicative of the Company's consolidated financial position or the results of operations that actually would have occurred if the transactions had been consummated on such dates. In addition, they are not intended to be a projection of results of operations that may be obtained in the Company's future. The unaudited pro forma consolidated financial information should be read in conjunction with the financial statements and related notes thereto included elsewhere in this Prospectus.

                         SUNRISE ASSISTED LIVING, INC.
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                                            SUNRISE
                                                           HISTORICAL      PRO FORMA      CONSOLIDATED
                                                           SUNRISE(A)     ADJUSTMENTS      PRO FORMA
                                                           ----------     -----------     ------------
ASSETS
Current assets:
  Cash and cash equivalents.............................    $  22,713      $ (34,452)(b)    $(11,739)
  Accounts receivable...................................        1,572                          1,572
  Short-term securities.................................       50,000                         50,000
  Prepaid and other current assets......................        1,727                          1,727
                                                            ---------      ---------      ----------
          Total current assets..........................       76,012        (34,452)         41,560
Property and equipment, net.............................      137,471         34,452(b)      171,923
Investments.............................................        5,646                          5,646
Restricted cash and cash equivalents....................        1,333                          1,333
Other assets............................................        3,506                          3,506
                                                            ---------      ---------      ----------
          Total assets..................................    $ 223,968      $  --            $223,968
                                                            =========      =========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.................    $   7,208      $                $  7,208
  Deferred revenue......................................          971                            971
  Other current liabilities.............................        1,077                          1,077
  Current portion of long-term debt.....................          395                            395
                                                            ---------      ---------      ----------
          Total current liabilities.....................        9,651                          9,651
Notes payable to affiliated entities....................        1,621                          1,621
Interests in unconsolidated
  partnerships..........................................          745                            745
Long-term debt, less current
  maturities............................................      118,696                        118,696
                                                            ---------      ---------      ----------
          Total liabilities.............................      130,713                        130,713
Minority interests......................................          372                            372
Stockholders' equity:
  Preferred stock.......................................                                      --
  Common stock..........................................          142                            142
  Additional paid-in capital............................      107,703                        107,703
  Owners' capital.......................................                                      --
  Accumulated deficit...................................      (14,962)                       (14,962)
                                                            ---------      ---------      ----------
          Total stockholders' equity....................       92,883         --              92,883
                                                            ---------      ---------      ----------
          Total liabilities and stockholders' equity....    $ 223,968      $                $223,968
                                                            =========      =========      ==========

                         SUNRISE ASSISTED LIVING, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               HISTORICAL                         SUNRISE
                                               HISTORICAL       SOUTHEAST        PRO FORMA      CONSOLIDATED
                                               SUNRISE(a)     PROPERTIES(a)     ADJUSTMENTS      PRO FORMA
                                               ----------     -------------     -----------     ------------
Operating revenue:
  Resident fees.............................    $  34,752        $ 9,944                         $  44,696
  Management services income................        2,506                                            2,506
                                                ---------        -------          -------        ---------
                                                   37,258          9,944           --               47,202
Operating expenses:
  Facility operating expenses...............       21,010          7,349                            28,359
  Facility development and pre-opening
     expenses...............................        1,172                                            1,172
  General and administrative................        6,875                                            6,875
  Depreciation and amortization.............        3,009          1,058          $   (68)(c)        3,999
                                                ---------        -------          -------        ---------
                                                   32,066          8,407              (68)          40,405
Income from operations......................        5,192          1,537               68            6,797
Other income (expense):
  Interest income...........................        1,229                                            1,229
  Interest expense:
     GECC mortgage interest.................      (15,295)                                         (15,295)
     Other debt.............................       (1,261)        (1,569)           1,569(d)        (1,261)
                                                ---------        -------          -------        ---------
          Total interest expense............      (16,556)        (1,569)           1,569          (16,556)
     Total other expenses...................      (15,327)        (1,569)           1,569          (15,327)
Equity in (losses) earnings on investments
  in unconsolidated partnerships............           (9)                                              (9)
Minority interest...........................            7                                                7
                                                ---------        -------          -------        ---------
Net loss (income)...........................    $ (10,137)       $   (32)         $ 1,637        $  (8,532)
                                                =========        =======          =======        =========
Pro forma net loss per share data(e)
  Net loss per common and common equivalent
     shares.................................                                                     $   (0.97)
                                                                                                 =========
  Weighted average number of common and
     common equivalent shares outstanding...                                                     8,826,127
                                                                                                 =========

                         SUNRISE ASSISTED LIVING, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               HISTORICAL                         SUNRISE
                                               HISTORICAL       SOUTHEAST        PRO FORMA      CONSOLIDATED
                                               SUNRISE(a)     PROPERTIES(a)     ADJUSTMENTS      PRO FORMA
                                               ----------     -------------     -----------     ------------
Operating revenue:
  Resident fees.............................    $ 19,458         $ 5,381                         $   24,839
  Management services income................       1,542                                              1,542
                                                --------        --------        --------         ----------
                                                  21,000           5,381              --             26,381
Operating expenses:
  Facility operating expenses...............      12,608           3,892                             16,500
  Facility development and pre-opening
     expenses...............................         650                                                650
  General and administrative................       4,413                                              4,413
  Depreciation and amortization.............       1,803             535           $ (40)(c)          2,298
                                                --------        --------        --------         ----------
                                                  19,474           4,427             (40)            23,861
Income from operations......................       1,526             954              40              2,520
Other income (expense):
  Interest income...........................         700                                                700
  Interest expense:
     GECC mortgage interest.................      (4,807)                                            (4,807)
     Other debt.............................        (615)           (759)            759(d)            (615)
                                                --------        --------        --------         ----------
          Total interest expense............      (5,422)           (759)            759             (5,422)
     Total other expenses...................      (4,722)           (759)            759             (4,722)
Equity in earnings on investments in
  unconsolidated partnerships...............           6                                                  6
Minority interest...........................          83                                                 83
Unusual charge..............................        (981)                                              (981)
                                                --------        --------        --------         ----------
Net loss (income)...........................    $ (4,088)        $   195           $ 799         $   (3,094)
                                                ========        ========        ========         ==========
Pro forma net loss per share data(e)
  Net loss per common and common equivalent
     shares.................................                                                     $    (0.35)
                                                                                                 ==========
  Weighted average number of common and
     common equivalent shares outstanding...                                                      9,720,604
                                                                                                 ==========

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

     On October 8, 1996, the Company completed its acquisition of the real and personal property and related leases of five facilities with a capacity of 498 residents located in the Southeastern United States (the "Southeast Properties") for $34.0 million in cash. No liabilities were assumed as part of the acquisition. Accordingly, no debt or related interest costs have been included in the unaudited pro forma financial information. The Company intends to include this property as security for approximately $25.0 million of loans from one or more third-party lenders. However, commitments for such loans have not been finalized.

PRO FORMA ADJUSTMENTS

     (a) Derived from the financial statements of the Company and Laing Retirement Properties.

     (b) For purposes of these pro forma consolidated financial statements the allocation of the purchase price of $34.0 million plus related acquisition costs to acquired assets was based upon the Company's historical experience with similar properties. The Company is in the process of engaging an independent appraiser to assist in the allocation of the purchase price.

     (c) To record depreciation and amortization for the acquisition as if the transaction had occurred at January 1, 1995 using estimated useful lives of 40 years for acquired buildings and 5 years for acquired furniture and equipment. The allocation of the purchase price between land, building, and furniture and equipment was based upon management's knowledge and experience with similar projects. The Company intends to engage an independent party to perform the allocation of the purchase price between the five properties based upon market values of the respective assets. Differences between the final allocation and management's current estimated allocation are not expected to be material.

     (d) To eliminate interest expense for the acquisition of the Southeast Properties as if the transaction was consummated at January 1, 1995.

     (e) Outstanding shares are based upon the weighted average number of shares of Common Stock outstanding for the periods presented. Options to purchase Common Stock issued at prices below the Company's initial public offering ("IPO") price of $20.00 per share during the twelve months immediately prior to the Company's IPO have been included in the calculation as if they were outstanding for all periods prior to the IPO, regardless of whether they are dilutive. The outstanding shares also reflect the conversion of the Series A Convertible Preferred Stock as if converted on January 1, 1995. In computing net loss attributable to common shares, dividends attributable to Series B Exchangeable Preferred Stock are deducted. Such amounts were $347,500 and $0 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
Prospectus Summary........................     3
Risk Factors..............................     7
The Company and its Predecessors..........    14
Recent Developments.......................    16
Use of Proceeds...........................    17
Price Range of Common Stock and Dividend
  Policy..................................    17
Capitalization............................    18
Selected Financial, Operating and Pro
  Forma Data..............................    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    21
Business..................................    31
Management................................    46
Certain Transactions......................    56
Principal and Selling Stockholders........    58
Description of Capital Stock..............    61
Shares Eligible for Future Sale...........    66
Underwriting..............................    68
Legal Matters.............................    69
Experts...................................    69
Additional Information....................    70
Index to Financial Statements.............   F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 SHARES
                        [SUNRISE ASSISTED LIVING LOGO]
                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               ALEX. BROWN & SONS
                                 INCORPORATED

                           NATWEST SECURITIES LIMITED

                              J.C. BRADFORD & CO.

                                OCTOBER 24, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------